    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 5, 2008

                                                                   FILE NO. 333-

                                                                       811-07271

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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  ------------

                                    FORM N-6

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                  ------------

PRE-EFFECTIVE AMENDMENT NO.                                                 / /
POST-EFFECTIVE AMENDMENT NO.                                                / /

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

AMENDMENT NO. 45                                                            /X/

                        HARTFORD LIFE INSURANCE COMPANY
                             SEPARATE ACCOUNT VL II

                           (Exact Name of Registrant)

                        HARTFORD LIFE INSURANCE COMPANY

                              (Name of Depositor)

                                 P.O. BOX 2999
                            HARTFORD, CT 06104-2999

                   (Address of Depositor's Principal Offices)

                                 (860) 843-3585

              (Depositor's Telephone Number, Including Area Code)

                              JERRY K. SCHEINFELDT
                        HARTFORD LIFE INSURANCE COMPANY
                                 P.O. BOX 2999
                            HARTFORD, CT 06104-2999

                    (Name and Address of Agent for Service)

                                  ------------

Title of Security being Registered: Interests in a Flexible Premium Variable Universal Life Insurance Policy.

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

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
                                     PART A

HARTFORD LEADERS VUL JOINT LEGACY II

FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICIES ISSUED BY:
HARTFORD LIFE INSURANCE COMPANY --
HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNT VL II OR
HARTFORD LIFE AND ANNUITY INSURANCE COMPANY --
HARTFORD LIFE AND ANNUITY INSURANCE COMPANY SEPARATE ACCOUNT VL II
P.O. BOX 2999
HARTFORD, CONNECTICUT 06104-2999

TELEPHONE: (800) 231-5453

PROSPECTUS DATED [FEBRUARY 10, 2009]

                                                             [THE HARTFORD LOGO]

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This Prospectus describes information you should know before you purchase the
Hartford Leaders VUL Joint Legacy II insurance policy (Policy). This prospectus describes two policies (one issued by Hartford Life Insurance Company and one issued by Hartford Life and Annuity Insurance Company). Refer to your policy to identify which policy you own. Please read it carefully before you purchase your variable life insurance policy. Some policy features may not be available in some states.

Hartford Leaders VUL Joint Legacy II is a contract between you and Hartford Life Insurance Company or Hartford Life and Annuity Insurance Company. Hartford Life and Annuity Insurance Company does not solicit or issue insurance products in New York. Refer to the first page of your Policy for the name of the issuing company. The issuing company is referred to in this prospectus as The Company. You agree to make sufficient premium payments to us, and we agree to pay a death benefit to your beneficiary. The policy is a last survivor flexible premium variable universal life insurance policy. It is:

X Last survivor, because we pay a death benefit after the death of the last surviving insured.

X Flexible premium, generally, you may decide when to make premium payments and in what amounts.

X Variable, because the value of your life insurance policy will fluctuate with the performance of the Sub-Accounts you select and the Fixed Account.

You may allocate net premium and Account Value to the Sub-Accounts available under the policy. The Policy offers a variety of Sub-Accounts. Each Sub-Account, in turn, invests in one of the following Underlying Funds.

[AIM VARIABLE INSURANCE FUNDS

  AIM V.I. Capital Appreciation Fund -- Series I
  AIM V.I. Capital Development Fund -- Series I
  AIM V.I. Core Equity Fund -- Series I
  AIM V.I. International Growth Fund -- Series I
  AIM V.I. Small Cap Equity Fund -- Series I

ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC.

  AllianceBernstein VPS Balanced Wealth Strategy Portfolio -- Class B AllianceBernstein VPS International Growth Portfolio -- Class B AllianceBernstein VPS International Value Portfolio -- Class B AllianceBernstein VPS Small/Mid Cap Value Portfolio -- Class B AllianceBernstein VPS Value Portfolio -- Class B

AMERICAN FUNDS INSURANCE SERIES

  American Funds Asset Allocation Fund -- Class 2
  American Funds Blue Chip Income and Growth Fund -- Class 2
  American Funds Bond Fund -- Class 2
  American Funds Global Bond Fund -- Class 2
  American Funds Global Growth and Income Fund -- Class 2
  American Funds Global Growth Fund -- Class 2
  American Funds Global Small Capitalization Fund -- Class 2
  American Funds Growth Fund -- Class 2
  American Funds Growth-Income Fund -- Class 2
  American Funds International Fund -- Class 2
  American Funds New World Fund -- Class 2

FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS

  Fidelity VIP Contrafund(R) Portfolio -- Service Class 2
  Fidelity VIP Dynamic Capital Appreciation Portfolio -- Service Class 2 Fidelity VIP Freedom 2010 Portfolio -- Service Class 2
  Fidelity VIP Freedom 2020 Portfolio -- Service Class 2
  Fidelity VIP Freedom 2030 Portfolio -- Service Class 2
  Fidelity VIP Growth Portfolio -- Service Class 2
  Fidelity VIP Mid Cap Portfolio -- Service Class 2
  Fidelity VIP Value Strategies Portfolio -- Service Class 2

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST

  Franklin Flex Cap Growth Securities Fund -- Class 2
  Franklin Income Securities Fund -- Class 2
  Franklin Small Cap Value Securities Fund -- Class 2
  Franklin Small-Mid Cap Growth Securities Fund -- Class 2
  Franklin Strategic Income Securities Fund -- Class 1
  Mutual Discovery Securities Fund -- Class 2
  Mutual Shares Securities Fund -- Class 2
  Templeton Developing Markets Securities Fund -- Class 1
  Templeton Foreign Securities Fund -- Class 2
  Templeton Global Income Securities Fund -- Class 2
  Templeton Growth Securities Fund -- Class 2

HARTFORD HLS SERIES FUND II, INC.

  Hartford Growth Opportunities HLS Fund -- Class IA
  Hartford LargeCap Growth HLS Fund -- Class IA
  Hartford MidCap Growth HLS Fund -- Class IA
  Hartford SmallCap Growth HLS Fund -- Class IA

  Hartford U.S. Government Securities HLS Fund -- Class IA
  Hartford Value Opportunities HLS Fund -- Class IA

HARTFORD SERIES FUND, INC.

  Hartford Advisers HLS Fund -- Class IA
  Hartford Capital Appreciation HLS Fund -- Class IA
  Hartford Disciplined Equity HLS Fund -- Class IA
  Hartford Dividend and Growth HLS Fund -- Class IA
  Hartford Equity Income HLS Fund -- Class IA
  Hartford Fundamental Growth HLS Fund -- Class IA
  Hartford Global Equity HLS Fund -- Class IA
  Hartford Global Growth HLS Fund -- Class IA
  Hartford Growth HLS Fund -- Class IA
  Hartford High Yield HLS Fund -- Class IA
  Hartford International Growth HLS Fund -- Class IA
  Hartford International Opportunities HLS Fund -- Class IA
  Hartford Money Market HLS Fund -- Class IA
  Hartford Small Company HLS Fund -- Class IA
  Hartford Stock HLS Fund -- Class IA
  Hartford Total Return Bond HLS Fund -- Class IA
  Hartford Value HLS Fund -- Class IA

LORD ABBETT SERIES FUND, INC.

  Lord Abbett America's Value Portfolio -- Class VC
  Lord Abbett Bond-Debenture Portfolio -- Class VC
  Lord Abbett Growth and Income Portfolio -- Class VC

MFS(R) VARIABLE INSURANCE TRUST

  MFS(R) Growth Series -- Initial Class
  MFS(R) Investors Trust Series -- Initial Class
  MFS(R) Research Bond Series -- Initial Class
  MFS(R) Total Return Series -- Initial Class
  MFS(R) Value Series -- Initial Class

OPPENHEIMER VARIABLE ACCOUNT FUNDS

  Oppenheimer Capital Appreciation Fund/VA -- Service Shares
  Oppenheimer Global Securities Fund/VA -- Service Shares
  Oppenheimer Main Street Fund(R)/VA -- Service Shares
  Oppenheimer Main Street Small Cap Fund(R)/VA -- Service Shares
  Oppenheimer Value Fund/VA -- Service Shares

PUTNAM VARIABLE TRUST

  Putnam VT Diversified Income Fund -- Class IB
  Putnam VT Global Asset Allocation Fund -- Class IB
  Putnam VT International Equity Fund -- Class IB
  Putnam VT International Growth and Income Fund -- Class IB
  Putnam VT Small Cap Value Fund -- Class IB

THE UNIVERSAL INSTITUTIONAL FUNDS, INC.

  Van Kampen -- UIF Mid Cap Growth Portfolio -- Class II
  Van Kampen -- UIF U.S. Mid Cap Value Portfolio -- Class II

VAN KAMPEN LIFE INVESTMENT TRUST

  Van Kampen LIT Growth and Income Portfolio -- Class II]

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The policy and its features may not be available for sale in all states. This prospectus does not constitute an offering in any jurisdiction in which such offering may not be lawfully made. No person is authorized to make any representations in connection with this offering other than those contained in this prospectus. Replacing any existing life insurance policy with this policy may not be to your advantage.

This Prospectus can also be obtained from the Securities and Exchange Commission's website (http://www.sec.gov). Prospectuses for the Underlying Funds can be obtained from your financial professional or by logging on to www.hartfordinvestor.com. The prospectuses contain detailed information, including risks, charges and fees, so please read it carefully before you invest or send money.

This life insurance policy IS NOT:

-   a bank deposit or obligation;

-   federally insured; or

-   endorsed by any bank or governmental agency.


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                                                                           3

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TABLE OF CONTENTS

                                                                                             PAGE
---------------------------------------------------------------------------------------------------
SUMMARY OF BENEFITS AND RISKS                                                                     4
FEE TABLES                                                                                        6
  Hartford Life Insurance Company                                                                 6
  Harford Life and Annuity Insurance Company                                                      8
ABOUT US                                                                                         16
  The Insurance Companies                                                                        16
  The Separate Accounts                                                                          16
  The Funds                                                                                      16
  The Fixed Account                                                                              23
CHARGES AND DEDUCTIONS                                                                           23
YOUR POLICY                                                                                      25
PREMIUMS                                                                                         36
DEATH BENEFITS AND POLICY VALUES                                                                 39
MAKING WITHDRAWALS FROM YOUR POLICY                                                              40
LOANS                                                                                            40
LAPSE AND REINSTATEMENT                                                                          41
FEDERAL TAX CONSIDERATIONS                                                                       42
LEGAL PROCEEDINGS                                                                                48
RESTRICTIONS ON FINANCIAL TRANSACTIONS                                                           48
ILLUSTRATIONS OF POLICY BENEFITS                                                                 48
FINANCIAL STATEMENTS                                                                             49
GLOSSARY OF SPECIAL TERMS                                                                        50
APPENDIX A -- HYPOTHETICAL ILLUSTRATIONS OF DEATH BENEFITS, CASH VALUES AND CASH SURRENDER       51
VALUES
WHERE YOU CAN FIND MORE INFORMATION                                                              56

4

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SUMMARY OF BENEFITS AND RISKS

This section contains a summary of the benefits available under the policy and the principal risks of purchasing the policy. It is only a summary and you should read the entire prospectus.

Please note that this prospectus describes two policies (one issued by Hartford Life Insurance Company and one issued by Hartford Life and Annuity Insurance Company); the material differences in these policies are described throughout this prospectus.

BENEFITS OF YOUR POLICY

FLEXIBILITY -- The policy is designed to be flexible to meet your specific life insurance needs. You have the flexibility to choose death benefit options, investment options, and premiums you pay.

DEATH BENEFIT -- While the policy is in force and when the last surviving insured dies, we pay a death benefit to your beneficiary. You have four death benefit options available. Option A, B and C are available when you purchase your policy. Option D is not available when you purchase your policy, however, you may change from Option B to Option D. However, your death benefit will never be less than the Minimum Death Benefit. See Death Benefits and Policy Values.

-   OPTION A (LEVEL OPTION): The death benefit is the current Face Amount.

- OPTION B (RETURN OF ACCOUNT VALUE OPTION): The death benefit is the current Face Amount, plus the Account Value on the date we receive due proof of the last surviving insured's death.

- OPTION C (RETURN OF PREMIUM OPTION): The death benefit is the current Face Amount, plus the sum of the premiums paid less withdrawals. This death benefit option is subject to an overall maximum, which is currently the Face Amount plus $5 million. However, an overall maximum of the Face Amount plus $10 million may be available subject to underwriting approval and will be shown in your policy.

- OPTION D (DECREASING OPTION): The death benefit is the current Face Amount, plus the lesser of:

       - the Account Value on the date we received due proof of the last surviving insured's death; or

       - the Account Value on the date of the change from death benefit Option B (Return of Account Value) to Option D (Decreasing Option), reduced by any withdrawals.

The death benefit is reduced by any money you owe us, such as outstanding loans, loan interest or unpaid charges. You may change your death benefit option under certain circumstances. You may increase or decrease the Face Amount on your policy under certain circumstances.

NO-LAPSE GUARANTEE -- Generally, your death benefit coverage will last as long as there is enough value in your policy to pay for the monthly charges we deduct. Since this is a variable life policy, values of your policy will fluctuate based on the performance of the underlying investment options you have chosen. Without the No-Lapse Guarantee, your policy will lapse if the value of your policy is insufficient to pay your monthly charges. If the No-Lapse Guarantee is available and your Policy Value is insufficient to pay your monthly charges, we will waive any portion of the monthly charges that could not be collected. Therefore, when the No-Lapse Guarantee feature is available, the policy will not lapse, regardless of the investment performance of the underlying funds. If you take a loan on your policy, the No-Lapse Guarantee will not protect the policy from lapsing if there is policy Indebtedness. Therefore, you should carefully consider the impact of taking policy loans during the No-Lapse Guarantee Period.

The No-Lapse Guarantee period is the maximum number of policy years that the No-Lapse Guarantee is available on the policy. The No-Lapse Guarantee Period is based on the issue age of the younger insured, unless that insured is uninsurable, then we will base the period on the older insured. The No-Lapse Guarantee Period is 20 years for issue ages up to age 55. For issue ages 56-69, the period is the number of years resulting from subtracting the issue age from the number 75. For issue ages 70 and above, the No-Lapse Guarantee Period is 5 years. It is available for all issue ages with a minimum No-Lapse Guarantee Period of 5 years. In order to maintain the No-Lapse Guarantee feature, the cumulative premiums paid into the policy, less withdrawals and Indebtedness, must exceed the Cumulative No-Lapse Guarantee Premium.

INVESTMENT OPTIONS -- You may invest in up to 20 different investment choices within your policy, from the available investment options and a Fixed Account. You may transfer money among your investment choices, subject to restrictions.

PREMIUM PAYMENTS -- You have the flexibility to choose how you pay premiums. You choose a planned premium when you purchase the policy. You may change your planned premium, or pay additional premium any time, subject to certain limitations.

RIGHT TO EXAMINE YOUR POLICY -- For 10 days after you receive your policy, you may cancel it without paying a sales charge. A longer period is provided in some states.

WITHDRAWALS -- You may take money out of your policy once a month, subject to certain minimums.

LOANS -- You may use this policy as collateral to obtain a loan from Us.

SETTLEMENT OPTIONS -- You or your beneficiary may choose to receive the proceeds of the policy over a period of time by using one of several settlement options.

OPTIONAL COVERAGE -- You may add other coverages to your policy. See "Your Policy -- Other Benefits."

SURRENDER -- You may surrender your policy at any time for its Cash Surrender Value. Surrenders may also be subject to a Surrender Charge.

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                                                                           5

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TAX BENEFITS -- You are not generally taxed on the policy's earnings until you withdraw value from your policy. Your beneficiary generally will not have to pay federal income tax on death benefit proceeds.

RIDERS -- You may select from a variety of riders.

ILLUSTRATIONS -- You will receive personalized illustrations in connection with the purchase of the Policy that reflect your own particular circumstances. These hypothetical illustrations may help you to understand the long-term effects of different levels of investment performance, the possibility of termination, and the charges and deductions under the Policy. They will also help you to compare this Policy to other life insurance policies. The personalized illustrations are based on hypothetical rates of return and are not a representation or guarantee of investment returns or cash value. We have included an example of such an illustration as Appendix A to this prospectus.

RISKS OF YOUR POLICY

This is a brief description of the principal risks of the policy.

INVESTMENT PERFORMANCE -- The value of your policy will fluctuate with the performance of the investment options you choose. Your investment options may decline in value, or they may not perform to your expectations. Your policy values in the Sub-Accounts are not guaranteed. Charges and fees may have a significant impact on policy Account Value and the investment performance of the Sub-Accounts (particularly with policies with lower Account Value). A comprehensive discussion of the risks of the underlying Funds held by each Sub-Account may be found in the underlying Fund's prospectus. You should read the prospectus of each Fund before investing.

FIXED ACCOUNT TRANSFER RESTRICTIONS -- There are limitations on the timing, frequency and amount of transfers from the Fixed Account. These limitations are fully described in the "Your Policy" section of this prospectus. As a result of these limitations, it may take a significant amount of time (several years) to move policy value in the Fixed Account to the Sub-Accounts.

UNSUITABLE FOR SHORT-TERM SAVINGS -- The policy is designed for long term financial planning. You should not purchase the policy if you will need the premium payment in a short time period.

RISK OF LAPSE -- Your policy could terminate if the value of the policy becomes too low to support the policy's monthly charges and the No Lapse Guarantee is unavailable. If this occurs, we will notify you in writing. You will then have a 61-day grace period to pay additional amounts to prevent the policy from terminating.

WITHDRAWAL LIMITATIONS -- You may request a withdrawal in writing. Withdrawals will reduce your Policy's death benefit, may increase the risk of policy lapse and may be subject to a withdrawal charge.

TRANSFER LIMITATIONS -- We reserve the right to limit the size of transfers and remaining balances, and to limit the number and frequency of transfers among your investment options and the Fixed Account.

LOANS -- Using your policy as collateral to obtain a loan from Us, may increase the risk that your policy will lapse, will have a permanent effect on the policy's Account Value, and will reduce the death proceeds. The No-Lapse Guarantee will not protect the policy from lapsing if there is policy Indebtness. Therefore, you should carefully consider the impact of taking policy loans during the No-Lapse Guarantee Period.

ADVERSE TAX CONSEQUENCES -- You may be subject to income tax if you receive any loans, withdrawals or other amounts from the policy, and you may be subject to a 10% penalty tax. Under certain circumstances, your policy may become a modified endowment policy under federal tax law. If these circumstances were to occur, loans and other pre-death distributions are includable in gross income on an income first basis, and may be subject to a 10% penalty (unless you have attained age 59 1/2). There could be significant adverse tax consequences if the policy should lapse or be surrendered when there are loans outstanding. You should consult with a tax adviser before taking steps that may affect whether your policy becomes a modified endowment policy. There are other tax issues to consider when you own a life insurance policy. See "Federal Tax Considerations."

TAX LAW CHANGES -- Tax laws, regulations, and interpretations are subject to change. Such changes my impact the expected benefits of purchasing this policy.

CREDIT RISK -- Any Death Benefit guarantee provided by the policy or any rider and the Fixed Account obligations depend on the Company's financial ability to fulfill its obligations. You should review the Company's financial statements which are available upon request and are attached to the Statement of Additional Information (SAI).

INCREASE IN CURRENT FEES AND EXPENSES -- Certain policy fees and expenses may be currently charged at less than their maximum amounts. We may increase these current fees and expenses up to the guaranteed maximum levels.


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6

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FEE TABLES -- HARTFORD LIFE INSURANCE COMPANY

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the policy. This table describes the maximum fees and expenses that you will pay at the time that you buy the policy, surrender the policy, take a withdrawal or transfer cash value between investment options. Your specific fees and charges are described on the specification page of your policy.

TRANSACTION FEES

       CHARGE                 WHEN CHARGE IS DEDUCTED                                     AMOUNT DEDUCTED
------------------------------------------------------------------------------------------------------------------------------------
Premium Charge (1)    When you make a Premium Payment.          Maximum Charge: 6% of each Premium Payment
Tax Charge            When you make a Premium Payment.          A percent of premium which varies by your state and municipality of residence. The range of tax charge is generally between 0% and 4%.
                                                                This rate will change if your state or municipality changes its premium tax charges. It may change if you change your state or municipality of residence.
Surrender Charge (2)  When you surrender your policy during     Minimum Charge
                      the first 9 policy years.                 $1.574 per $1,000 of the initial Face Amount in the first policy year for two 20-year-old female plus non-nicotine.
                                                                Maximum Charge
                                                                $40.955 per $1,000 of the initial Face Amount in the first policy year for two 72-year-old male nicotine.
                                                                Charge for a representative insured
                                                                $13.724 per $1,000 of the initial Face Amount in the first policy year for a 55-year-old male preferred non-nicotine and a 51-year-old female preferred non-nicotine.
Face Amount Increase  Each month for 12 months beginning on     Maximum Charge: $1 per $1,000 of unscheduled increase in the Face
Fee (3)               the effective date of any unscheduled     Amount (deducted on a monthly basis at a rate of 1/12 of $1 per
                      increase in Face Amount you request.      month per $1,000 of unscheduled increase in the Face Amount).
Transfer Fees *       When you make a transfer after the first  Maximum Charge: $25 per transfer.
                      transfer in any month.
Withdrawal Charge     When you take a withdrawal.               Maximum Charge: $10 per withdrawal.

(1) The maximum Premium Charge is 6.0% of each premium payment in Policy Years 1 through 20 and 4.0% of each premium payment in Policy Years 21 and later.

(2) This charge varies based on individual characteristics. The charge shown in the table may not be representative of the charge that you will pay. You may obtain more information about the charge that would apply to you by contacting your financial representative for a personalized illustration.

(3)  This fee will not be less than $500 or more than $3,000.

* A transfer is a transaction requested by you that involves reallocating part or all of your Policy Value among the Sub-Accounts. The fee is currently not being assessed.

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This table describes the fees and expenses that you will pay periodically during the time that you own the policy, not including Fund fees and expenses.

CHARGES OTHER THAN FUND OPERATING EXPENSES

       CHARGE                 WHEN CHARGE IS DEDUCTED                                     AMOUNT DEDUCTED
------------------------------------------------------------------------------------------------------------------------------------
Cost of Insurance     Monthly.                                  Minimum Charge
Charges (1)                                                     $0.0000 per $1,000 of the initial Face Amount in the first policy year for two 20-year-old female plus non-nicotine.
                                                                Maximum Charge
                                                                $0.2565 per $1,000 of the initial Face Amount in the first policy year for two 85-year-old male standard nicotine.
                                                                Charge for a representative insured
                                                                $0.0003 per $1,000 of the initial Face Amount in the first policy year for a 55-year-old male preferred non-nicotine and a 51-year-old female preferred non-nicotine.
Mortality and         Monthly.                                  Maximum Charge: 0.75% Sub-account Accumulated Value
Expense Risk Charge
(2)
Monthly per $1,000    Monthly for the first seven (7) policy    Minimum Charge
Charge (1)            years.                                    $1.308 per $1,000 of initial Face Amount (deducted on a monthly basis at a rate of $0.109 per month) during the first policy year for two 20-year old female plus non-nicotine.
                                                                Maximum Charge
                                                                $22.872 per $1,000 of initial Face Amount (deducted on a monthly basis at a rate of $1.906 per month) during the first policy year for two 85-year old male standard nicotine.
                                                                Charge for a representative insured
                                                                $2.532 per $1,000 of initial Face Amount ($0.211 monthly) during the first policy year for a 55-year old male preferred non-nicotine and a 51-year old female preferred non-nicotine.
Administrative        Monthly.                                  Maximum Charge: $30
Charge (3)
Loan Interest Rate    Monthly if you have taken a loan on your  Maximum Charge: 0.42% (5.0% annually) of Loan Indebtedness
(4)                   policy

   RIDER CHARGES              WHEN CHARGE IS DEDUCTED                                     AMOUNT DEDUCTED
------------------------------------------------------------------------------------------------------------------------------------
Estate Protection     Monthly.                                  Minimum Charge
Rider (1)                                                       $3.12 per $1000 of Face Amount for two 20-year-old female preferred non-smokers in the first policy year.
                                                                Maximum Charge
                                                                $15.48 per $1000 of Face Amount for two 85-year-old male smokers in the first policy year.
                                                                Charge for a representative insured
                                                                $3.64 per $1000 of Face Amount for a 65-year-old male preferred non-smoker and a 65-year-old female preferred non-smoker in the first policy year.
Guaranteed Minimum    Monthly                                   Maximum Charge: 0.90% of Separate Account Value per year during the
Accumulation Benefit                                            GMAB Period
Rider (GMAB)
Guaranteed Paid-Up    Monthly                                   Maximum Charge: 0.75% of Separate Account Value per year during the
Death Benefit Rider                                             Rider Period
(GDB)
LifeAccess            Monthly.                                  Minimum Charge:
Accelerated Benefit                                             $0.0000 per $1,000 of the benefit net amount at risk for two 25
Rider (5)                                                       year-old female preferred plus non-nicotine in the first year.
                                                                Maximum Charge:
                                                                $0.0406 per $1,000 of the benefit net amount at risk for two 80 year-old male standard nicotine in the first year.
                                                                Charge for a representative insured:
                                                                $0.0001 per $1,000 of the benefit net amount at risk for a 55 year-old male preferred non-nicotine and a 51 year-old female preferred non-nicotine in the first year.
Overloan Protection   If you elect this rider, the charge is    7% of Account Value
Rider                 deducted when you exercise the rider
                      benefit.

(1) The Monthly per $1,000 charge compensates us for expenses incurred in issuing, distributing and administering the policy. This charge varies based on individual characteristics. The charge shown in the table may not be representative of the charge that you will pay. You may obtain more information about the charge that would apply to you by contacting your financial representative for a personalized illustration.

(2) The maximum mortality and expense risk charge for policy years 1 - 10 is equal to 0.75% per year. For policy years 11 - 20 it is equal to 0.60%.

(3) The maximum administrative charge is $30.00 per month in policy years 1 - 5 and $10.00 per month in years 6 and later.

(4) During policy years 1 - 10 the maximum Loan Interest Rate charge is 5.0%. During policy years 11 and later the maximum Loan Interest Rate charge is 4%. The current Loan Interest Rate charge is 3%. Any Account Value in the Loan Account will be credited with interest at an annual rate of 3.0%.

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8

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(5)  This rider can't be exercised until after the death of one of the insured.

FEE TABLES -- HARTFORD LIFE AND ANNUITY INSURANCE COMPANY

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the policy. The first table describes the maximum fees and expenses that you will pay at the time that you buy the policy, surrender the policy, take a withdrawal or transfer cash value between investment options. Your specific fees and charges are described on the specification page of your policy.

TRANSACTION FEES

       CHARGE                 WHEN CHARGE IS DEDUCTED                                     AMOUNT DEDUCTED
------------------------------------------------------------------------------------------------------------------------------------
Premium Charge (1)    When you make a premium payment.          Maximum Charge: 6% of each Premium Payment. In Oregon, the maximum is 8% of each premium payment.
Tax Charge            When you make a premium payment.          A percent of premium which varies by your state and municipality of residence. The range of tax charge is generally between 0% and 4%.
                                                                This rate will change if your state or municipality changes its tax charges. It may change if you change your state or municipality of residence.
Surrender Charge (2)  When you surrender your policy during     Minimum Charge
                      the first 9 policy years.                 $1.574 per $1,000 of the initial Face Amount in the first policy year for two 20-year-old female plus non-nicotine.
                                                                Maximum Charge
                                                                $49.07376 per $1,000 of the initial Face Amount in the first policy year for two 75-year-old male nicotine.
                                                                Charge for representative insured
                                                                $15.0772 per $1,000 of the initial Face Amount in the first policy year for a 55-year-old male standard non-nicotine and a 53-year-old female standard non-nicotine.
Face Amount Increase  Each month for 12 months beginning on     Maximum Charge: $1 per $1,000 of unscheduled increase in the Face
Fee (3)               the effective date of any unscheduled     Amount (deducted on a monthly basis at a rate of 1/12 of $1 per
                      increase in Face Amount you request.      month per $1,000 of unscheduled increase in the Face Amount).
Transfer Fees *       When you make a transfer after the first  Maximum Charge: $25 per transfer.
                      transfer in any month.
Withdrawal Charge     When you take a withdrawal.               Maximum Charge: $10 per withdrawal.

(1) The maximum Premium Charge is 6% of each premium payment in policy years 1 through 20 and 4% for policy years 21 and beyond. In Oregon, the maximum Premium Charge is 8% in policy years 1 through 20 and 6% for policy years 21 and beyond.

(2) This charge varies based on individual characteristics. The charge shown in the table may not be representative of the charge that you will pay. You may obtain more information about the charge that would apply to you by contacting your financial representative for a personalized illustration.

(3)  This fee will not be less than $500 or more than $3,000.

* A transfer is a transaction requested by you that involves reallocating part or all of your Policy Value among the Sub-Accounts. The fee is currently not being assessed.

-------------------------------------------------------------------------------

The next table describes the fees and expenses that you will pay periodically during the time that you own the policy, not including Fund fees and expenses.

CHARGES OTHER THAN FUND OPERATING EXPENSES

       CHARGE                 WHEN CHARGE IS DEDUCTED                                     AMOUNT DEDUCTED
------------------------------------------------------------------------------------------------------------------------------------
Cost of Insurance     Monthly.                                  Minimum Charge
Charges (1)                                                     $0.0000 per $1,000 of the initial Face Amount in first policy year for two 20-year-old female plus non-nicotine.
                                                                Maximum Charge
                                                                $0.2565 per $1,000 of the initial Face Amount in first policy year for two 85-year-old male standard nicotine.
                                                                Charge for a representative insured
                                                                $0.0003 per $1,000 of the initial Face Amount in first policy year for a 55-year-old male standard non-nicotine and a 53-year-old female standard non-nicotine.
Mortality and         Monthly.                                  Maximum Charge: 0.75% Sub-account Accumulated Value
Expense Risk Charge
(2)
Monthly per $1,000    Monthly for the first seven (7) policy    Minimum Charge
Charge (1)            years.                                    $1.308 per $1,000 of initial Face Amount (deducted on a monthly basis at a rate of $0.109 per month) during the first policy year for two 20-year-old female plus non-nicotine.
                                                                Maximum Charge
                                                                $22.872 per $1,000 of initial Face Amount (deducted on a monthly basis at a rate of $1.906 per month) during the first policy year for two 85-year-old male standard nicotine.
                                                                Charge for a representative insured
                                                                $2.772 per $1,000 of initial Face Amount ($0.231 monthly) during the first policy year for a 55-year-old male standard non-nicotine and a
                                                                53-year-old female standard non-nicotine.
Administrative        Monthly.                                  Maximum Charge: $30.00
Charge (3)
Loan Interest Rate    Monthly if you have taken a loan on your  Maximum Charge: 0.42% (5.0% annually) of Loan Indebtedness
(4)                   policy.

   RIDER CHARGES                    WHEN CHARGE IS DEDUCTED                                  AMOUNT DEDUCTED
------------------------------------------------------------------------------------------------------------------------------
Estate Protection     Monthly.                                             Minimum Charge
Rider (1)                                                                  $3.12 per $1,000 of the Face Amount for two
                                                                           20-year-old female preferred non-nicotine in the
                                                                           first policy year.
                                                                           Maximum Charge
                                                                           $15.48 per $1,000 of the Face Amount for two
                                                                           85-year-old male nicotine in the first policy year.
                                                                           Charge for a representative insured
                                                                           $3.64 per $1,000 of the Face Amount for a
                                                                           65-year-old male preferred non-nicotine and a
                                                                           65-year-old female preferred non-nicotine in the
                                                                           first policy year.
Guaranteed Minimum    Monthly                                              Maximum Charge: 0.90% of Separate Account Value per
Accumulation Benefit                                                       year during the GMAB Period
Rider (GMAB)
Guaranteed Paid-Up    Monthly                                              Maximum Charge: 0.75% of Separate Account Value per
Death Benefit Rider                                                        year during the Rider Period
(GDB)
LifeAccess            Monthly.                                             Minimum Charge:
Accelerated Benefit                                                        $0.0000 per $1,000 of the benefit net amount at
Rider (5)                                                                  risk for two 25 year-old female preferred plus
                                                                           non-nicotine in the first year.
                                                                           Maximum Charge:
                                                                           $0.0406 per $1,000 of the benefit net amount at
                                                                           risk for two 80 year-old male standard nicotine in
                                                                           the first year.
                                                                           Charge for a representative insured:
                                                                           $0.0001 per $1,000 of the benefit net amount at
                                                                           risk for a 55 year-old male preferred standard
                                                                           non-nicotine and a 51 year-old female preferred
                                                                           non-nicotine in the first year.
Overloan Protection   If you elect this rider, the charge is deducted      7% of Account Value
Rider                 when you exercise the rider benefit.

(1) The Monthly per $1,000 charge compensates us for expenses incurred in issuing, distributing and administering the policy. This charge varies based on individual characteristics. The charge shown in the table may not be representative of the charge that you will pay. You may obtain more information about the charge that would apply to you by contacting your financial representative for a personalized illustration.

(2) The maximum mortality and expense risk charge for policy years 1 - 10 is equal to 0.75% per year. For policy years 11 - 20 it is equal to 0.60%.

(3) The maximum administrative charge is $30.00 per month in policy years 1 - 5 and $10.00 per month in policy years 6 and later.

(4) During policy years 1 - 10 the maximum Loan Interest Rate charge is 5.0%. During policy years 11 and later the maximum Loan Interest Rate charge is 4%. The current Loan Interest Rate charge is 3%. Any Account Value in the Loan Account will be credited with interest at an annual rate of 3.0%.

10

-------------------------------------------------------------------------------

(5)  This rider can't be exercised until after the death of one of the insured.

-------------------------------------------------------------------------------

                         ANNUAL FUND OPERATING EXPENSES

Each Sub-account purchases shares of the corresponding underlying Fund at net asset value. The net asset value of an underlying Fund reflects the investment advisory fees and other expenses of the underlying Fund that are deducted from the assets in that underlying fund. These underlying Fund expenses may vary from year to year and are more fully described in each underlying Fund's prospectus.

The first table shows the minimum and maximum total operating expenses charged by the underlying Funds expressed as a percentage of average daily net assets, for the year ended December 31, 2007.

                                                                   MINIMUM            MAXIMUM
--------------------------------------------------------------------------------------------------
Total Annual Fund Operating Expenses                            [    0.47%  ]      [    1.63%  ]
[expenses that are deducted from underlying Fund assets,
including management fees, distribution, and/or
service (12b-1) fees and other expenses.]

                 INVESTMENT MANAGEMENT FEES AND OTHER EXPENSES

The next table shows the Total Annual Fund Operating Expenses for each underlying Fund. The fees and expenses are expressed as a percentage of average net assets for the year ended December 31, 2007. Actual fees and expenses for the underlying Fund vary daily. As a result, the fees and expenses for any given day may be greater or less than the Total Annual Fund Operating Expenses listed below. More detail concerning each underlying Fund's fees and expenses is contained in the prospectus for each Fund. The information presented, including any expense reimbursement arrangements, is based on publicly available information and is qualified in its entirety by the then current prospectus for each underlying Fund.

                                                             DISTRIBUTION                            ACQUIRED
                                                                AND/OR                                 FUND
                                           MANAGEMENT       SERVICE (12B-1)         OTHER            FEES AND
[UNDERLYING FUND:                              FEE               FEES*            EXPENSES           EXPENSES
------------------------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS
 AIM V.I. Capital Appreciation Fund --
  Series I                                     0.610%               N/A              0.270%             0.000%
 AIM V.I. Capital Development Fund --
  Series I                                     0.750%               N/A              0.310%             0.000%
 AIM V.I. Core Equity Fund - - Series
  I                                            0.600%               N/A              0.280%             0.020%
 AIM V.I. International Growth Fund --
  Series I                                     0.710%               N/A              0.360%             0.010%
 AIM V.I. Small Cap Equity Fund --
  Series I                                     0.750%               N/A              0.370%             0.010%
ALLIANCEBERNSTEIN VARIABLE PRODUCTS
SERIES FUND, INC.
 AllianceBernstein VPS Balanced Wealth
  Strategy Portfolio -- Class B                0.550%             0.250%             0.270%               N/A
 AllianceBernstein VPS International
  Growth Portfolio -- Class B                  0.750%             0.250%             0.450%               N/A
 AllianceBernstein VPS International
  Value Portfolio -- Class B                   0.750%             0.250%             0.060%               N/A
 AllianceBernstein VPS Small/Mid Cap
  Value Portfolio -- Class B                   0.750%             0.250%             0.080%               N/A
 AllianceBernstein VPS Value Portfolio
  -- Class B                                   0.550%             0.250%             0.100%               N/A
AMERICAN FUNDS INSURANCE SERIES
 American Funds Asset Allocation Fund
  -- Class 2                                   0.310%             0.250%             0.010%               N/A
 American Funds Blue Chip Income and
  Growth Fund - - Class 2                      0.410%             0.250%             0.010%               N/A

                                              TOTAL           CONTRACTUAL        NET TOTAL
                                             ANNUAL           FEE WAIVER          ANNUAL
                                            OPERATING       AND/OR EXPENSE       OPERATING
[UNDERLYING FUND:                           EXPENSES         REIMBURSEMENT       EXPENSES
--------------------------------------  -----------------------------------------------------
AIM VARIABLE INSURANCE FUNDS
 AIM V.I. Capital Appreciation Fund --
  Series I                                     0.880%             0.000%            0.880% (1)(3)(4)(5)
 AIM V.I. Capital Development Fund --
  Series I                                     1.060%             0.010%            1.050% (1)(2)(3)(4)(5)
 AIM V.I. Core Equity Fund - - Series
  I                                            0.900%             0.010%            0.890% (1)(3)(4)(5)
 AIM V.I. International Growth Fund --
  Series I                                     1.080%             0.010%            1.070% (1)(3)(4)(5)
 AIM V.I. Small Cap Equity Fund --
  Series I                                     1.130%               N/A             1.130% (1)(3)(5)(6)
ALLIANCEBERNSTEIN VARIABLE PRODUCTS
SERIES FUND, INC.
 AllianceBernstein VPS Balanced Wealth
  Strategy Portfolio -- Class B                1.070%             0.060%            1.010% (7)
 AllianceBernstein VPS International
  Growth Portfolio -- Class B                  1.450%               N/A             1.450%
 AllianceBernstein VPS International
  Value Portfolio -- Class B                   1.060%               N/A             1.060%
 AllianceBernstein VPS Small/Mid Cap
  Value Portfolio -- Class B                   1.080%               N/A             1.080%
 AllianceBernstein VPS Value Portfolio
  -- Class B                                   0.900%               N/A             0.900%
AMERICAN FUNDS INSURANCE SERIES
 American Funds Asset Allocation Fund
  -- Class 2                                   0.570%               N/A             0.570% (8)
 American Funds Blue Chip Income and
  Growth Fund - - Class 2                      0.670%               N/A             0.670% (8)

12

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
                                                             DISTRIBUTION                            ACQUIRED
                                                                AND/OR                                 FUND
                                           MANAGEMENT       SERVICE (12B-1)         OTHER            FEES AND
[UNDERLYING FUND:                              FEE               FEES*            EXPENSES           EXPENSES
------------------------------------------------------------------------------------------------------------------
 American Funds Bond Fund -- Class 2           0.400%             0.250%             0.010%               N/A
 American Funds Global Bond Fund --
  Class 2                                      0.570%             0.250%             0.040%               N/A
 American Funds Global Growth and
  Income Fund - - Class 2                      0.690%             0.250%             0.020%               N/A
 American Funds Global Growth Fund --
  Class 2                                      0.530%             0.250%             0.020%               N/A
 American Funds Global Small
  Capitalization Fund - - Class 2              0.700%             0.250%             0.030%               N/A
 American Funds Growth Fund -- Class 2         0.320%             0.250%             0.010%               N/A
 American Funds Growth-Income Fund --
  Class 2                                      0.260%             0.250%             0.010%               N/A
 American Funds International Fund --
  Class 2                                      0.490%             0.250%             0.030%               N/A
 American Funds New World Fund --
  Class 2                                      0.760%             0.250%             0.060%               N/A
FIDELITY VARIABLE INSURANCE PRODUCTS
FUNDS
 Fidelity VIP Contrafund(R) Portfolio
  -- Service Class 2                           0.560%             0.250%             0.090%               N/A
 Fidelity VIP Dynamic Capital
  Appreciation Portfolio -- Service
  Class 2                                      0.560%             0.250%             0.230%               N/A
 Fidelity VIP Freedom 2010 Portfolio
  -- Service Class 2                             N/A              0.250%               N/A              0.560%
 Fidelity VIP Freedom 2020 Portfolio
  -- Service Class 2                             N/A              0.250%               N/A              0.620%
 Fidelity VIP Freedom 2030 Portfolio
  -- Service Class 2                             N/A              0.250%               N/A              0.660%
 Fidelity VIP Growth Portfolio --
  Service Class 2                              0.560%             0.250%             0.090%               N/A
 Fidelity VIP Mid Cap Portfolio --
  Service Class 2                              0.560%             0.250%             0.100%               N/A
 Fidelity VIP Value Strategies
  Portfolio -- Service Class 2                 0.560%             0.250%             0.140%               N/A
FRANKLIN TEMPLETON VARIABLE INSURANCE
PRODUCTS TRUST
 Franklin Flex Cap Growth Securities
  Fund -- Class 2                              0.730%             0.250%             0.310%             0.040%
 Franklin Income Securities Fund --
  Class 2                                      0.450%             0.250%             0.020%               N/A
 Franklin Small Cap Value Securities
  Fund -- Class 2                              0.510%             0.250%             0.150%             0.020%
 Franklin Small-Mid Cap Growth
  Securities Fund --Class 2                    0.470%             0.250%             0.280%             0.010%
 Franklin Strategic Income Securities
  Fund -- Class 1                              0.370%               N/A              0.250%               N/A
 Mutual Discovery Securities Fund --
  Class 2                                      0.800%             0.250%             0.170%               N/A
 Mutual Shares Securities Fund --
  Class 2                                      0.590%             0.250%             0.130%               N/A
 Templeton Developing Markets
  Securities Fund --Class 1                    1.230%               N/A              0.250%               N/A

                                              TOTAL           CONTRACTUAL        NET TOTAL
                                             ANNUAL           FEE WAIVER          ANNUAL
                                            OPERATING       AND/OR EXPENSE       OPERATING
[UNDERLYING FUND:                           EXPENSES         REIMBURSEMENT       EXPENSES
--------------------------------------  -----------------------------------------------------
 American Funds Bond Fund -- Class 2           0.660%               N/A             0.660% (8)
 American Funds Global Bond Fund --
  Class 2                                      0.860%               N/A             0.860% (8)
 American Funds Global Growth and
  Income Fund - - Class 2                      0.960%               N/A             0.960% (8)
 American Funds Global Growth Fund --
  Class 2                                      0.800%               N/A             0.800% (8)
 American Funds Global Small
  Capitalization Fund - - Class 2              0.980%               N/A             0.980% (8)
 American Funds Growth Fund -- Class 2         0.580%               N/A             0.580% (8)
 American Funds Growth-Income Fund --
  Class 2                                      0.520%               N/A             0.520% (8)
 American Funds International Fund --
  Class 2                                      0.770%               N/A             0.770% (8)
 American Funds New World Fund --
  Class 2                                      1.070%               N/A             1.070% (8)
FIDELITY VARIABLE INSURANCE PRODUCTS
FUNDS
 Fidelity VIP Contrafund(R) Portfolio
  -- Service Class 2                           0.900%               N/A             0.900% (10)
 Fidelity VIP Dynamic Capital
  Appreciation Portfolio -- Service
  Class 2                                      1.040%               N/A             1.040% (9)
 Fidelity VIP Freedom 2010 Portfolio
  -- Service Class 2                             N/A                N/A             0.810%
 Fidelity VIP Freedom 2020 Portfolio
  -- Service Class 2                             N/A                N/A             0.870%
 Fidelity VIP Freedom 2030 Portfolio
  -- Service Class 2                             N/A                N/A             0.910%
 Fidelity VIP Growth Portfolio --
  Service Class 2                              0.900%               N/A             0.900% (10)
 Fidelity VIP Mid Cap Portfolio --
  Service Class 2                              0.910%               N/A             0.910% (10)
 Fidelity VIP Value Strategies
  Portfolio -- Service Class 2                 0.950%               N/A             0.950%
FRANKLIN TEMPLETON VARIABLE INSURANCE
PRODUCTS TRUST
 Franklin Flex Cap Growth Securities
  Fund -- Class 2                              1.330%             0.360%            0.970% (11)(12)
 Franklin Income Securities Fund --
  Class 2                                      0.720%               N/A             0.720% (13)
 Franklin Small Cap Value Securities
  Fund -- Class 2                              0.930%             0.020%            0.910% (11)
 Franklin Small-Mid Cap Growth
  Securities Fund --Class 2                    1.010%             0.010%            1.000% (11)
 Franklin Strategic Income Securities
  Fund -- Class 1                              0.620%               N/A             0.620%
 Mutual Discovery Securities Fund --
  Class 2                                      1.220%               N/A             1.220%
 Mutual Shares Securities Fund --
  Class 2                                      0.970%               N/A             0.970%
 Templeton Developing Markets
  Securities Fund --Class 1                    1.480%               N/A             1.480%

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
                                                             DISTRIBUTION                            ACQUIRED
                                                                AND/OR                                 FUND
                                           MANAGEMENT       SERVICE (12B-1)         OTHER            FEES AND
[UNDERLYING FUND:                              FEE               FEES*            EXPENSES           EXPENSES
------------------------------------------------------------------------------------------------------------------
 Templeton Foreign Securities Fund --
  Class 2                                      0.630%             0.250%             0.140%             0.020%
 Templeton Global Income Securities
  Fund -- Class 2                              0.500%             0.250%             0.140%               N/A
 Templeton Growth Securities Fund --
  Class 2                                      0.730%             0.250%             0.030%               N/A
HARTFORD HLS SERIES FUND II, INC.
 Hartford Growth Opportunities HLS
  Fund --Class IA                              0.610%               N/A              0.030%               N/A
 Hartford LargeCap Growth HLS Fund --
  Class IA                                     0.650%               N/A              0.030%               N/A
 Hartford MidCap Growth HLS Fund --
  Class IA                                     0.800%               N/A              0.050%               N/A
 Hartford SmallCap Growth HLS Fund --
  Class IA                                     0.610%               N/A              0.020%               N/A
 Hartford U.S. Government Securities
  HLS Fund --Class IA                          0.450%               N/A              0.020%               N/A
 Hartford Value Opportunities HLS Fund
  --Class IA                                   0.610%               N/A              0.030%               N/A
HARTFORD SERIES FUND, INC.
 Hartford Advisers HLS Fund -- Class
  IA                                           0.600%               N/A              0.030%               N/A
 Hartford Capital Appreciation HLS
  Fund --Class IA                              0.630%               N/A              0.040%               N/A
 Hartford Disciplined Equity HLS Fund
  -- Class IA                                  0.670%               N/A              0.030%               N/A
 Hartford Dividend and Growth HLS Fund
  -- Class IA                                  0.640%               N/A              0.030%               N/A
 Hartford Equity Income HLS Fund --
  Class IA                                     0.800%               N/A              0.040%               N/A
 Hartford Fundamental Growth HLS Fund
  -- Class IA                                  0.800%               N/A              0.050%               N/A
 Hartford Global Equity HLS Fund --
  Class IA                                     0.950%               N/A              0.100%               N/A
 Hartford Global Growth HLS Fund --
  Class IA                                     0.690%               N/A              0.040%               N/A
 Hartford Growth HLS Fund -- Class IA          0.790%               N/A              0.040%               N/A
 Hartford High Yield HLS Fund -- Class
  IA                                           0.690%               N/A              0.040%               N/A
 Hartford International Growth HLS
  Fund -- Class IA                             0.790%               N/A              0.040%               N/A
 Hartford International Opportunities
  HLS Fund --Class IA                          0.670%               N/A              0.040%               N/A
 Hartford Money Market HLS Fund --
  Class IA                                     0.440%               N/A              0.030%               N/A
 Hartford Small Company HLS Fund --
  Class IA                                     0.670%               N/A              0.030%               N/A
 Hartford Stock HLS Fund --Class IA            0.460%               N/A              0.030%               N/A
 Hartford Total Return Bond HLS Fund
  -- Class IA                                  0.460%               N/A              0.030%               N/A
 Hartford Value HLS Fund --Class IA            0.800%               N/A              0.040%               N/A

                                              TOTAL           CONTRACTUAL        NET TOTAL
                                             ANNUAL           FEE WAIVER          ANNUAL
                                            OPERATING       AND/OR EXPENSE       OPERATING
[UNDERLYING FUND:                           EXPENSES         REIMBURSEMENT       EXPENSES
--------------------------------------  -----------------------------------------------------
 Templeton Foreign Securities Fund --
  Class 2                                      1.040%             0.020%            1.020% (11)
 Templeton Global Income Securities
  Fund -- Class 2                              0.890%               N/A             0.890% (13)
 Templeton Growth Securities Fund --
  Class 2                                      1.010%               N/A             1.010% (13)
HARTFORD HLS SERIES FUND II, INC.
 Hartford Growth Opportunities HLS
  Fund --Class IA                              0.640%               N/A             0.640%
 Hartford LargeCap Growth HLS Fund --
  Class IA                                     0.680%               N/A             0.680%
 Hartford MidCap Growth HLS Fund --
  Class IA                                     0.850%               N/A             0.850%
 Hartford SmallCap Growth HLS Fund --
  Class IA                                     0.630%               N/A             0.630%
 Hartford U.S. Government Securities
  HLS Fund --Class IA                          0.470%               N/A             0.470%
 Hartford Value Opportunities HLS Fund
  --Class IA                                   0.640%               N/A             0.640%
HARTFORD SERIES FUND, INC.
 Hartford Advisers HLS Fund -- Class
  IA                                           0.630%               N/A             0.630%
 Hartford Capital Appreciation HLS
  Fund --Class IA                              0.670%               N/A             0.670%
 Hartford Disciplined Equity HLS Fund
  -- Class IA                                  0.700%               N/A             0.700%
 Hartford Dividend and Growth HLS Fund
  -- Class IA                                  0.670%               N/A             0.670%
 Hartford Equity Income HLS Fund --
  Class IA                                     0.840%               N/A             0.840%
 Hartford Fundamental Growth HLS Fund
  -- Class IA                                  0.850%               N/A             0.850% (14)
 Hartford Global Equity HLS Fund --
  Class IA                                     1.050%               N/A             1.050% (15)
 Hartford Global Growth HLS Fund --
  Class IA                                     0.730%               N/A             0.730%
 Hartford Growth HLS Fund -- Class IA          0.830%               N/A             0.830%
 Hartford High Yield HLS Fund -- Class
  IA                                           0.730%               N/A             0.730% (16)
 Hartford International Growth HLS
  Fund -- Class IA                             0.830%               N/A             0.830%
 Hartford International Opportunities
  HLS Fund --Class IA                          0.710%               N/A             0.710%
 Hartford Money Market HLS Fund --
  Class IA                                     0.470%               N/A             0.470% (17)
 Hartford Small Company HLS Fund --
  Class IA                                     0.700%               N/A             0.700%
 Hartford Stock HLS Fund --Class IA            0.490%               N/A             0.490%
 Hartford Total Return Bond HLS Fund
  -- Class IA                                  0.490%               N/A             0.490%
 Hartford Value HLS Fund --Class IA            0.840%               N/A             0.840%

14

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
                                                             DISTRIBUTION                            ACQUIRED
                                                                AND/OR                                 FUND
                                           MANAGEMENT       SERVICE (12B-1)         OTHER            FEES AND
[UNDERLYING FUND:                              FEE               FEES*            EXPENSES           EXPENSES
------------------------------------------------------------------------------------------------------------------
LORD ABBETT SERIES FUND, INC.
 Lord Abbett America's Value Portfolio
  -- Class VC                                  0.750%               N/A              0.450%               N/A
 Lord Abbett Bond-Debenture Portfolio
  --Class VC                                   0.500%               N/A              0.450%               N/A
 Lord Abbett Growth and Income
  Portfolio -- Class VC                        0.470%               N/A              0.410%               N/A
MFS(R) VARIABLE INSURANCE TRUST
 MFS(R) Growth Series --Initial Class          0.750%               N/A              0.120%               N/A
 MFS(R) Investors Trust Series --
  Initial Class                                0.750%               N/A              0.100%               N/A
 MFS(R) Research Bond Series --
  Initial Class                                0.600%               N/A              0.170%               N/A
 MFS(R) Total Return Series -- Initial
  Class                                        0.750%               N/A              0.080%               N/A
 MFS(R) Value Series --Initial Class           0.750%               N/A              0.110%               N/A
OPPENHEIMER VARIABLE ACCOUNT FUNDS
 Oppenheimer Capital Appreciation
  Fund/VA --Service Shares                     0.640%             0.250%             0.020%               N/A
 Oppenheimer Global Securities Fund/VA
  --Service Shares                             0.620%             0.250%             0.020%               N/A
 Oppenheimer Main Street Fund(R)/VA --
  Service Shares                               0.640%             0.250%             0.010%               N/A
 Oppenheimer Main Street Small Cap
  Fund(R)/VA --Service Shares                  0.700%             0.250%             0.020%               N/A
 Oppenheimer Value Fund/ VA -- Service
  Shares                                       0.750%             0.250%             0.630%               N/A
PUTNAM VARIABLE TRUST
 Putnam VT Diversified Income Fund --
  Class IB                                     0.700%             0.250%             0.130%             0.010%
 Putnam VT Global Asset Allocation
  Fund -- Class IB                             0.700%             0.250%             0.150%             0.010%
 Putnam VT International Equity Fund
  -- Class IB                                  0.730%             0.250%             0.110%             0.010%
 Putnam VT International Growth and
  Income Fund - - Class IB                     0.800%             0.250%             0.150%               N/A
 Putnam VT Small Cap Value Fund --
  Class IB                                     0.770%             0.250%             0.100%             0.070%
THE UNIVERSAL INSTITUTIONAL FUNDS,
INC.
 Van Kampen -- UIF Mid Cap Growth
  Portfolio --Class II                         0.750%             0.350%             0.340%               N/A
 Van Kampen -- UIF U.S. Mid Cap Value
  Portfolio --Class II                         0.720%             0.350%             0.290%               N/A
VAN KAMPEN LIFE INVESTMENT TRUST
 Van Kampen LIT Growth and Income
  Portfolio --Class II                         0.560%             0.250%             0.040%               N/A

                                              TOTAL           CONTRACTUAL        NET TOTAL
                                             ANNUAL           FEE WAIVER          ANNUAL
                                            OPERATING       AND/OR EXPENSE       OPERATING
[UNDERLYING FUND:                           EXPENSES         REIMBURSEMENT       EXPENSES
--------------------------------------  -----------------------------------------------------
LORD ABBETT SERIES FUND, INC.
 Lord Abbett America's Value Portfolio
  -- Class VC                                  1.200%             0.050%            1.150% (18)
 Lord Abbett Bond-Debenture Portfolio
  --Class VC                                   0.950%             0.100%            0.850% (19)
 Lord Abbett Growth and Income
  Portfolio -- Class VC                        0.880%               N/A             0.880%
MFS(R) VARIABLE INSURANCE TRUST
 MFS(R) Growth Series --Initial Class          0.870%               N/A             0.870% (20)
 MFS(R) Investors Trust Series --
  Initial Class                                0.850%               N/A             0.850% (20)
 MFS(R) Research Bond Series --
  Initial Class                                0.770%               N/A             0.770% (21)
 MFS(R) Total Return Series -- Initial
  Class                                        0.830%               N/A             0.830% (22)
 MFS(R) Value Series --Initial Class           0.860%               N/A             0.860% (20)
OPPENHEIMER VARIABLE ACCOUNT FUNDS
 Oppenheimer Capital Appreciation
  Fund/VA --Service Shares                     0.910%               N/A             0.910% (23)
 Oppenheimer Global Securities Fund/VA
  --Service Shares                             0.890%               N/A             0.890% (23)
 Oppenheimer Main Street Fund(R)/VA --
  Service Shares                               0.900%               N/A             0.900% (23)
 Oppenheimer Main Street Small Cap
  Fund(R)/VA --Service Shares                  0.970%               N/A             0.970% (23)
 Oppenheimer Value Fund/ VA -- Service
  Shares                                       1.630%               N/A             1.630% (23)(24)
PUTNAM VARIABLE TRUST
 Putnam VT Diversified Income Fund --
  Class IB                                     1.090%             0.070%            1.020% (25)(28)
 Putnam VT Global Asset Allocation
  Fund -- Class IB                             1.110%             0.060%            1.050% (25)(26)(28)
 Putnam VT International Equity Fund
  -- Class IB                                  1.100%               N/A             1.100% (28)
 Putnam VT International Growth and
  Income Fund - - Class IB                     1.200%             0.030%            1.170% (25)(27)
 Putnam VT Small Cap Value Fund --
  Class IB                                     1.190%               N/A             1.190% (28)
THE UNIVERSAL INSTITUTIONAL FUNDS,
INC.
 Van Kampen -- UIF Mid Cap Growth
  Portfolio --Class II                         1.440%               N/A             1.440% (29)
 Van Kampen -- UIF U.S. Mid Cap Value
  Portfolio --Class II                         1.360%               N/A             1.360%
VAN KAMPEN LIFE INVESTMENT TRUST
 Van Kampen LIT Growth and Income
  Portfolio --Class II                         0.850%               N/A             0.850%  ]

[* The 12b-1 fees deducted from these classes cover certain distribution, shareholder support and administrative services provided by intermediaries (the insurance company, broker dealer or other service provider).

-------------------------------------------------------------------------------

NOTES

(1) Effective July 1, 2007, AIM contractually agreed to waive 100% of the advisory fee AIM receives from affiliated money market funds on investments by the fund in such affiliated money market funds. Fee Waiver reflects this agreement. This waiver agreement is in effect through at least April 30, 2009.

(2) Through at least April 30, 2009, the advisor has contractually agreed to waive a portion of its advisory fees to the extent necessary so that the advisory fees payable by the Fund does not exceed a specified maximum annual advisory fee rate, wherein the fee rate includes breakpoints and is based upon net asset levels. The Fund's maximum annual advisory fee rate ranges from 0.745% (for average net assets up to $250 million) to 0.64% (for average net assets over $10 billion).

(3) Acquired Fund Fees and Expenses are not fees or expenses incurred by the fund directly but are expenses of the investment companies in which the fund invests. You incur these fees and expenses indirectly through the valuation of the fund's investment in those investment companies. As a result, the Net Annual Fund Operating Expenses listed above may exceed the expense limit numbers. The impact of the acquired fund fees and expense are included in the total returns of the Fund.

(4) The Fund's adviser has contractually agreed to waive advisory fees and/or reimburse expenses of Series I shares to the extent necessary to limit Total Annual Fund Operating Expenses (excluding certain items discussed below) of Series I shares to 1.30% of average daily net assets. In determining the advisor's obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the Total Annual Fund Operating Expenses to exceed the numbers reflected above: (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary items; (v) expenses related to a merger or reorganization, as approved by the Fund's Board of Trustees; and (vi) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement. Currently, the expense offset arrangements from which the Fund may benefit are in the form of credits that the Fund receives from banks where the Fund or its transfer agent has deposit accounts in which it holds uninvested cash. These credits are used to pay certain expenses incurred by the Fund. This expense limitation agreement is in effect through April 30, 2009.

(5) Except as otherwise noted, figures shown in the table are for the year ended December 31, 2007 and are expressed as a percentage of the Fund's average daily net assets. There is no guarantee that actual expenses will be the same as those shown in the table.

(6) The Fund's advisor has contractually agreed to waive advisory fees and/or reimburse expenses of Series I shares to the extent necessary to limit Total Annual Fund Operating Expenses (excluding certain items discussed below) of Series I shares to 1.15% of average daily net assets. In determining the advisor's obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the Total Annual Fund Operating Expenses to exceed the numbers reflected above: (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary items; (v) expenses related to a merger or reorganization, as approved by the Fund's Board of Trustees; and (vi) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement. Currently, the expense offset arrangements from which the Fund may benefit are in the form of credits that the Fund receives from banks where the Fund or its transfer agent has deposit accounts in which it holds uninvested cash. These credits are used to pay certain expenses incurred by the Fund. This expenses limitation agreement is in effect through at least April 30, 2009.

(7) Reflects the Adviser's contractual waiver of a portion of its advisory fee and/or reimbursement of a portion of the Portfolio's operating expenses. This waiver extends through May 1, 2009 and may be extended by the Adviser for additional one-year terms.

(8) The funds' investment adviser is currently waiving 10% of its management fee. The waiver may be discontinued at any time in consultation with the funds' board, but it is expected to continue at this level until further notice. The funds' investment adviser and board intend to review the waiver as circumstances warrant. Management fees and total expenses do not reflect any waivers. Information regarding the effect of any waiver on total annual fund operating expenses can be found in the Financial Highlights table in the funds' prospectus and in the funds' annual report.

(9) A portion of the brokerage commissions that the fund pays may be reimbursed and used to reduce the fund's expenses. Including this reduction, the total class operating expenses would have been 1.03%.

(10) A portion of the brokerage commissions that the fund pays may be reimbursed and used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce the fund's custodian expenses. Including these reductions, the total class operating expenses would have been: Fidelity VIP Contrafund(R) Portfolio -- Service Class 2: 0.89%; Fidelity Growth Portfolio -- Service Class 2: 0.89%; and Fidelity VIP Mid Cap Portfolio -- Service Class 2: 0.90%. These offsets may be discontinued at any time.

(11) The manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton money market fund (the SweepMoney Fund which is "the acquired fund" in this case) to the extent of the Fund's fees and expenses of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order by the Securities and Exchange Commission; this arrangement will continue as long as the exemptive order is relied upon. This reduction is not reflected in Net annual Fund operating expenses, which would be lower if it were.

(12) The investment manager and administrator have contractually agreed to waive or limit their respective fees and to assume as their own expense certain expenses otherwise payable by the Fund, excluding acquired fund fees and expenses, so that net annual Fund operating expenses do not exceed 0.93% (other than certain non-routine expenses or costs, including those relating to litigation, indemnification, reorganizations, and liquidations) until April 30, 2009. This waiver is separate from the waiver related to the Sweep Money Fund.

(13) The Fund administration fee is paid indirectly through the management fee.

(14) Effective March 30, 2007, HL Advisors has permanently reduced its management fee schedule for this fund. Using the most recent fiscal year average net assets, the management fee decreased from 0.85% to 0.80%.

(15) Other expenses are estimated based upon amounts for the current fiscal year.

(16) Effective January 1, 2008, HL Advisors has permanently reduced its management fee schedule for this fund. Using the most recent fiscal year average net assets, the management fee decreased from 0.73% to 0.69%.

(17) Effective January 1, 2007, HL Advisors has voluntarily agreed to waive a portion of its management fees until December 31, 2008. While such waiver is in effect, using the most recent fiscal year average net assets, the management fee is 0.39% and the total annual operating expenses are 0.42%.

(18) For the period May 1, 2008 through April 30, 2009, Lord Abbett contractually agreed to reimburse the Fund to the extent necessary so that the Fund's expenses (excluding management fee) do not exceed an annual rate of 0.40% of average daily net assets.

16

-------------------------------------------------------------------------------

(19) For the period January 1, 2007 through April 30, 2008, Lord Abbett contractually agreed to reimburse the Fund to the extent necessary so that the Fund's expenses (excluding management fee) do not exceed an annual rate of .40% of average daily net assets. Effective May 1, 2008 through April 30, 2009, Lord Abbett contractually agreed to reimburse the Fund to the extent necessary so that the Fund's expenses (excluding management fee) do not exceed an annual rate of .35% of average daily net assets.

(20) The fund has entered into an expense offset arrangement that reduces the fund's custodian fee based upon the amount of cash maintained by the fund with its custodian and dividend disbursing agent. Such fee reduction is not reflected in the table. Had this fee reduction been taken into account, "Net Expenses" would be lower.

(21) The fund has entered into an expense offset arrangement that reduces the fund's custodian fee based upon the amount of cash maintained by the fund with its custodian and dividend disbursing agent. Such fee reduction is not reflected in the table. Had this fee reduction been taken into account, "Net Expenses" would be lower.

     MFS has agreed in writing to reduce its management fee to 0.50% of average daily net assets annually. This written agreement will remain in effect until modified by the fund's Board of Trustees.

(22) The fund has entered into an expense offset arrangement that reduces the fund's custodian fee based upon the amount of cash maintained by the fund with its custodian and dividend disbursing agent. Such fee reduction is not reflected in the table. Had this fee reduction been taken into account, "Net Expenses" would be lower.

     MFS has agreed in writing to reduce its management fee to 0.65% annually on average daily net assets in excess of $3 billion. This written agreement will remain in effect until modified by the fund's Board of Trustees.

(23) The "Other Expenses" in the table are based on, among other things, the fees the Fund would have paid if the transfer agent had not waived a portion of its fee under a voluntary undertaking to the Fund to limit these fees to 0.35% of average daily net assets per fiscal year for all classes. The undertaking may be amended or withdrawn at any time. For the Fund's fiscal year ended December 31, 2007, the transfer agent fees did not exceed the expense limitation described above.

     The manager will voluntarily waive fees and/or reimburse Fund expenses in an amount equal to the indirect management fees incurred through the Fund's investment in Oppenheimer Institutional Money Market Fund. During the fiscal year, these amounts were not material to the above ratios. The Fund also receives certain credits from the Fund's custodian that, during the fiscal year, reduced its custodial expenses for all share classes [by less than 0.01% of average daily net assets].

(24) Effective January 1, 2007, the Manager has voluntarily agreed to an expense waiver of any total expenses over 1.25% of average annual net assets for Non-Service shares and 1.50% of average annual net assets of Service shares. After the waivers the actual "Other Expenses" were 0.50% for the Service Shares and the "Total Annual Operating Expenses" were 1.50% for the Service shares.

(25) Reflects Putnam Management's contractual agreement to limit fund expenses through April 30, 2009.

(26) In order to further limit expenses, Putnam Management has agreed to waive fees and reimburse expenses of the funds to the extent necessary to ensure that the funds pay total fund operating expenses at an annual rate that does not exceed the simple average of the expenses of a custom group of competitive funds selected by Lipper Inc. based on the size of the applicable fund. For these purposes, total fund operating expenses of both the applicable fund and the Lipper custom group average are calculated without giving effect to 12b-1 fees or any expense offset and brokerage service arrangements that may reduce fund expenses. The expense limitation that resulted in the greater reduction in expenses of the funds at the end of each applicable period for each applicable fund was applied to such fund for that period. During the year ended December 31, 2007 this limitation decreased expenses by the following additional amounts:

Putnam VT Capital Opportunities Fund                                   0.03%
Putnam VT The George Putnam Fund of Boston                             0.02%
Putnam VT Global Asset Allocation Fund                                 0.02%
Putnam VT Health Sciences Fund                                         0.02%
Putnam VT Money Market Fund                                            0.03%

(27) "Other Expenses" includes estimated expenses attributable to the fund's investments in other investment companies that the fund bears indirectly.

(28) "Net Total Annual Operating Expenses" includes the amount from "Acquired Fund Fees and Expenses" column, which is an estimate of expenses attributable to the fund's investments in other investment companies, based on the total annual fund operating expenses of such companies as reported in their most recent shareholder reports (net of any applicable expense limitations). These indirect expenses will vary from time to time depending on the fund's investments in other investment companies and their operating expenses.

(29) For the fiscal year ended December 31, 2007, after giving effect to the Adviser's voluntary fee waivers and/or expense reimbursements, the total annual portfolio operating expenses incurred by investors, including certain investment related expenses, was 1.16% for Class II. The total annual portfolio operating expenses excluding certain investment related expense was 1.15% for Class II.]

16

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ABOUT US

Your Policy will indicate which company issued your Policy. The company that issues your policy is primarily determined by the state where you purchased the policy.

THE COMPANIES

HARTFORD LIFE INSURANCE COMPANY -- We are a stock life insurance company engaged in the business of writing life insurance and annuities, both individual and group, in all states of the United States and the District of Columbia. We were originally incorporated under the laws of Massachusetts on June 5, 1902, and subsequently redomiciled to Connecticut. Our offices are located in Simsbury, Connecticut; however, our mailing address is P.O. Box 2999, Hartford, CT 06104-2999. We are ultimately controlled by The Hartford Financial Services Group, Inc., one of the largest financial service providers in the United States.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY -- We are a stock life insurance company engaged in the business of writing life insurance and annuities, both individual and group, in all states of the United States, the District of Columbia and Puerto Rico, except New York. On January 1, 1998, Hartford's name changed from ITT Hartford Life and Annuity Insurance Company to Hartford Life and Annuity Insurance Company. We were originally incorporated under the laws of Wisconsin on January 9, 1956, and subsequently redomiciled to Connecticut. Our offices are located in Simsbury, Connecticut; however, our mailing address is P.O. Box 2999, Hartford, CT 06104-2999. We are ultimately controlled by The Hartford Financial Services Group, Inc., one of the largest financial service providers in the United States.

THE SEPARATE ACCOUNTS

HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNT VL II -- established as a separate account under Connecticut law on September 30, 1994. The Separate Account is classified as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY SEPARATE ACCOUNT VL II -- established as a separate account under Connecticut law on September 30, 1994. The Separate Account is classified as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940.

THE FUNDS

The Sub-Accounts of the Separate Account purchase shares of mutual funds set up exclusively for variable annuity and variable life insurance products. These funds are not the same mutual funds that you buy through your stockbroker or through a retail mutual fund, but they may have similar investment strategies and the same portfolio managers as retail mutual funds. You choose the Sub-Accounts that meet your investment style.

We do not guarantee the investment results of any of the underlying Funds. Since each underlying Fund has different investment objectives, each is subject to different risks.

The Funds may not be available in all states.

You may also allocate some or all of your premium payments to the "Fixed Account," which pays a declared interest rate. See "The Fixed Account."

Below is a table that lists the underlying Funds in which the Sub-accounts invest, each Fund's investment adviser and sub-adviser, if applicable and each Fund's investment objective. More detailed information concerning a Fund's investment objective, investment strategies, risks and expenses is contained in each Fund's prospectus which may be obtained by us.

                                                              INVESTMENT                                INVESTMENT
[FUNDING OPTION                                           OBJECTIVE SUMMARY                        ADVISER/SUB-ADVISER
---------------------------------------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS
 AIM V.I. CAPITAL APPRECIATION FUND -- SERIES  Growth of capital                         Invesco Aim Advisors, Inc.
  I                                                                                      Sub-adviser: Advisory entities
                                                                                         affiliated with Invesco Aim Advisors,
                                                                                         Inc.
 AIM V.I. CAPITAL DEVELOPMENT FUND -- SERIES   Long-term growth of capital               Invesco Aim Advisors, Inc.
  I                                                                                      Sub-adviser: Advisory entities
                                                                                         affiliated with Invesco Aim Advisors,
                                                                                         Inc.
 AIM V.I. CORE EQUITY FUND -- SERIES I         Growth of capital                         Invesco Aim Advisors, Inc.
                                                                                         Sub-adviser: Advisory entities
                                                                                         affiliated with Invesco Aim Advisors,
                                                                                         Inc.
 AIM V.I. INTERNATIONAL GROWTH FUND -- SERIES  Long-term growth of capital               Invesco Aim Advisors, Inc.
  I                                                                                      Sub-adviser: Advisory entities
                                                                                         affiliated with Invesco Aim Advisors,
                                                                                         Inc.
 AIM V.I. SMALL CAP EQUITY FUND -- SERIES I    Long-term growth of capital               Invesco Aim Advisors, Inc.
                                                                                         Sub-adviser: Advisory entities
                                                                                         affiliated with Invesco Aim Advisors,
                                                                                         Inc.

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
                                                              INVESTMENT                                INVESTMENT
[FUNDING OPTION                                           OBJECTIVE SUMMARY                        ADVISER/SUB-ADVISER
---------------------------------------------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES
FUND, INC.
 ALLIANCEBERNSTEIN VPS BALANCED WEALTH         Maximize total return consistent with     AllianceBernstein L.P.
  STRATEGY PORTFOLIO -- CLASS B                Advisor's determination of reasonable
                                               risk
 ALLIANCEBERNSTEIN VPS INTERNATIONAL GROWTH    Long-term growth of capital               AllianceBernstein L.P.
  PORTFOLIO -- CLASS B
 ALLIANCEBERNSTEIN VPS INTERNATIONAL VALUE     Long-term growth of capital               AllianceBernstein L.P.
  PORTFOLIO -- CLASS B
 ALLIANCEBERNSTEIN VPS SMALL/MID CAP VALUE     Long-term growth of capital               AllianceBernstein L.P.
  PORTFOLIO -- CLASS B
 ALLIANCEBERNSTEIN VPS VALUE PORTFOLIO --      Long-term growth of capital               AllianceBernstein L.P.
  CLASS B
AMERICAN FUNDS INSURANCE SERIES
 AMERICAN FUNDS ASSET ALLOCATION FUND --       High total return, including income and   Capital Research and Management Company
  CLASS 2                                      capital gains, consistent with the
                                               preservation of capital over the long
                                               term.
 AMERICAN FUNDS BLUE CHIP INCOME AND GROWTH    Produce income exceeding the average      Capital Research and Management Company
  FUND -- CLASS 2                              yield on U.S. stocks generally (as
                                               represented by the average yield on the
                                               Standard & Poor's 500 Composite
                                               Index)and to provide an opportunity for
                                               growth of principal consistent with
                                               sound common stock investing.
 AMERICAN FUNDS BOND FUND -- CLASS 2           High level of current income as is        Capital Research and Management Company
                                               consistent with the preservation of
                                               capital.
 AMERICAN FUNDS GLOBAL BOND FUND -- CLASS 2    Seeks to provide you, over the long       Capital Research and Management Company
                                               term, with a high level of total return
                                               as consistent with prudent management,
                                               by investing primarily in investment
                                               grade bonds issued by entities based
                                               around the world and denominated in
                                               various currencies, including U.S.
                                               dollars
 AMERICAN FUNDS GLOBAL GROWTH AND INCOME FUND  Seeks to make your investment grow over   Capital Research and Management Company
  -- CLASS 2                                   time and provide you with current income
                                               by investing primarily in stocks of
                                               well-established companies located
                                               around the world.
 AMERICAN FUNDS GLOBAL GROWTH FUND -- CLASS 2  Seeks to make your investment grow over   Capital Research and Management Company
                                               time by investing primarily in common
                                               stocks of companies located around the
                                               world.
 AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION    Seeks to make your investment grow over   Capital Research and Management Company
  FUND -- CLASS 2                              time by investing primarily in stocks of
                                               smaller companies located around the
                                               world.
 AMERICAN FUNDS GROWTH FUND -- CLASS 2         Seeks to make your investment grow by     Capital Research and Management Company
                                               investing primarily in common stocks of
                                               companies that appear to offer superior
                                               opportunities for growth of capital.

18

-------------------------------------------------------------------------------

                                                              INVESTMENT                                INVESTMENT
[FUNDING OPTION                                           OBJECTIVE SUMMARY                        ADVISER/SUB-ADVISER
---------------------------------------------------------------------------------------------------------------------------------
 AMERICAN FUNDS GROWTH-INCOME FUND -- CLASS 2  Seeks to make your investment grow and    Capital Research and Management Company
                                               provide you with income over time by
                                               investing primarily in common stocks or
                                               other securities that demonstrate the
                                               potential for appreciation and/or
                                               dividends.
 AMERICAN FUNDS INTERNATIONAL FUND -- CLASS 2  Seeks to make your investment grow over   Capital Research and Management Company
                                               time by investing primarily in common
                                               stocks of companies located outside the
                                               United States.
 AMERICAN FUNDS NEW WORLD FUND -- CLASS 2      Long-term capital appreciation            Capital Research and Management Company
FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS
 FIDELITY VIP CONTRAFUND(R) PORTFOLIO --       Long-term capital appreciation            Fidelity Management & Research Company
  SERVICE CLASS 2
 FIDELITY VIP DYNAMIC CAPITAL APPRECIATION     Seeks capital appreciation                FMR Sub-advised by FMR Co., Inc. and
  PORTFOLIO -- SERVICE CLASS 2                                                           Fidelity Research and Analysis Company
 FIDELITY VIP FREEDOM 2010 PORTFOLIO --        Seeks high total return with a secondary  Fidelity Management & Research Company
  SERVICE CLASS 2                              objective of principal preservation as
                                               the fund approaches its target date and
                                               beyond.
 FIDELITY VIP FREEDOM 2020 PORTFOLIO --        Seeks high total return with a secondary  Fidelity Management & Research Company
  SERVICE CLASS 2                              objective of principal preservation as
                                               the fund approaches its target date and
                                               beyond.
 FIDELITY VIP FREEDOM 2030 PORTFOLIO --        Seeks high total return with a secondary  Fidelity Management & Research Company
  SERVICE CLASS 2                              objective of principal preservation as
                                               the fund approaches its target date and
                                               beyond.
 FIDELITY VIP GROWTH PORTFOLIO -- SERVICE      Capital appreciation                      Fidelity Management & Research Company
  CLASS 2
 FIDELITY VIP MID CAP PORTFOLIO -- SERVICE     Long-term growth of capital               Fidelity Management & Research Company
  CLASS 2
 FIDELITY VIP VALUE STRATEGIES PORTFOLIO --    Seeks capital appreciation                Fidelity Management & Research Company
  SERVICE CLASS 2
FRANKLIN TEMPLETON VARIABLE INSURANCE
PRODUCTS TRUST
 FRANKLIN FLEX CAP GROWTH SECURITIES FUND --   Capital appreciation                      Franklin Advisers, Inc.
  CLASS 2
 FRANKLIN INCOME SECURITIES FUND -- CLASS 2    Maximize income while maintaining         Franklin Advisers, Inc.
                                               prospects for capital appreciation
 FRANKLIN SMALL CAP VALUE SECURITIES FUND --   Seeks long-term total return. The Fund    Franklin Advisory Services, LLC
  CLASS 2                                      normally invests at least 80% of its net
                                               assets in investments of small
                                               capitalization companies, and normally
                                               invests predominantly in equity
                                               securities. The Fund invests mainly in
                                               equity securities of companies that the
                                               manager believes are undervalued.


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
                                                              INVESTMENT                                INVESTMENT
[FUNDING OPTION                                           OBJECTIVE SUMMARY                        ADVISER/SUB-ADVISER
---------------------------------------------------------------------------------------------------------------------------------
 FRANKLIN SMALL-MID CAP GROWTH SECURITIES      Long-term growth of capital               Franklin Advisers, Inc.
  FUND -- CLASS 2 (1)
 FRANKLIN STRATEGIC INCOME SECURITIES FUND --  High level of current income, with        Franklin Advisers, Inc.
  CLASS 1                                      capital appreciation over the long term
                                               as a secondary goal
 MUTUAL DISCOVERY SECURITIES FUND -- CLASS 2   Capital appreciation                      Franklin Mutual Advisers, LLC
                                                                                         Sub-advised by Franklin Templeton
                                                                                         Investment Management Limited
 MUTUAL SHARES SECURITIES FUND -- CLASS 2      Capital appreciation, with income as a    Franklin Mutual Advisers, LLC
                                               secondary goal
 TEMPLETON DEVELOPING MARKETS SECURITIES FUND  Long-term capital appreciation            Templeton Asset Management Ltd.
  -- CLASS 1
 TEMPLETON FOREIGN SECURITIES FUND -- CLASS 2  Long-term growth of capital               Templeton Investment Counsel, LLC
                                                                                         Sub-advised by Franklin Templeton
                                                                                         Investment Management Limited
 TEMPLETON GLOBAL INCOME SECURITIES FUND --    Seeks high current income, consistent     Templeton Global Advisors Limited
  CLASS 2                                      with preservation of capital, with        Sub-advised by Templeton Asset
                                               capital appreciation as a secondary       Management Ltd.
                                               consideration. The Fund normally invests
                                               mainly in debt securities of governments
                                               and their political subdivisions and
                                               agencies, supranational organizations
                                               and companies located anywhere in the
                                               world, including emerging markets.
 TEMPLETON GROWTH SECURITIES FUND -- CLASS 2   Long-term growth of capital               Templeton Global Advisors Limited
                                                                                         Sub-advised by Templeton Asset
                                                                                         Management Ltd.
HARTFORD HLS SERIES FUND II, INC.
 HARTFORD GROWTH OPPORTUNITIES HLS FUND --     Capital appreciation                      HL Investment Advisors, LLC
  CLASS IA                                                                               Sub-advised by Wellington Management
                                                                                         Company, LLP
 HARTFORD LARGECAP GROWTH HLS FUND -- CLASS    Long-term growth of capital               HL Investment Advisors, LLC
  IA                                                                                     Sub-advised by Hartford Investment
                                                                                         Management Company
 HARTFORD MIDCAP GROWTH HLS FUND -- CLASS IA   Long-term growth of capital               HL Investment Advisors, LLC
                                                                                         Sub-advised by Hartford Investment
                                                                                         Management Company
 HARTFORD SMALLCAP GROWTH HLS FUND -- CLASS    Maximize capital appreciation             HL Investment Advisors, LLC
  IA                                                                                     Sub-advised by Wellington Management
                                                                                         Company, LLP and Hartford Investment
                                                                                         Management Company
 HARTFORD U.S. GOVERNMENT SECURITIES HLS FUND  Maximize total return with a high level   HL Investment Advisors, LLC
  -- CLASS IA                                  of current income consistent with         Sub-advised by Hartford Investment
                                               prudent investment risk                   Management Company
 HARTFORD VALUE OPPORTUNITIES HLS FUND --      Capital appreciation                      HL Investment Advisors, LLC
  CLASS IA                                                                               Sub-advised by Wellington Management
                                                                                         Company, LLP
HARTFORD SERIES FUND, INC.
 HARTFORD ADVISERS HLS FUND -- CLASS IA        Maximum long-term total return            HL Investment Advisors, LLC
                                                                                         Sub-advised by Wellington Management
                                                                                         Company, LLP


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
                                                              INVESTMENT                                INVESTMENT
[FUNDING OPTION                                           OBJECTIVE SUMMARY                        ADVISER/SUB-ADVISER
---------------------------------------------------------------------------------------------------------------------------------
 HARTFORD CAPITAL APPRECIATION HLS FUND --     Growth of capital                         HL Investment Advisors, LLC
  CLASS IA                                                                               Sub-advised by Wellington Management
                                                                                         Company, LLP
 HARTFORD DISCIPLINED EQUITY HLS FUND --       Growth of capital                         HL Investment Advisors, LLC
  CLASS IA                                                                               Sub-advised by Wellington Management
                                                                                         Company, LLP
 HARTFORD DIVIDEND AND GROWTH HLS FUND --      High level of current income consistent   HL Investment Advisors, LLC
  CLASS IA                                     with growth of capital                    Sub-advised by Wellington Management
                                                                                         Company, LLP
 HARTFORD EQUITY INCOME HLS FUND -- CLASS IA   High level of current income consistent   HL Investment Advisors, LLC
                                               with growth of capital                    Sub-advised by Wellington Management
                                                                                         Company, LLP
 HARTFORD FUNDAMENTAL GROWTH HLS FUND --       Long-term capital appreciation            HL Investment Advisors, LLC
  CLASS IA (2)                                                                           Sub-advised by Wellington Management
                                                                                         Company, LLP
 HARTFORD GLOBAL EQUITY HLS FUND -- CLASS IA   Seeks long term capital appreciation      HL Investment Advisors, LLC
                                                                                         Sub-advised by Wellington Management
                                                                                         Company, LLP
 HARTFORD GLOBAL GROWTH HLS FUND -- CLASS IA   Growth of capital                         HL Investment Advisors, LLC
  (3)                                                                                    Sub-advised by Wellington Management
                                                                                         Company, LLP
 HARTFORD GROWTH HLS FUND -- CLASS IA          Long-term capital appreciation            HL Investment Advisors, LLC
                                                                                         Sub-advised by Wellington Management
                                                                                         Company, LLP
 HARTFORD HIGH YIELD HLS FUND -- CLASS IA      High current income with growth of        HL Investment Advisors, LLC
                                               capital as a secondary objective          Sub-advised by Hartford Investment
                                                                                         Management Company
 HARTFORD INTERNATIONAL GROWTH HLS FUND --     Capital appreciation                      HL Investment Advisors, LLC
  CLASS IA (4)                                                                           Sub-advised by Wellington Management
                                                                                         Company, LLP
 HARTFORD INTERNATIONAL OPPORTUNITIES HLS      Long-term growth of capital               HL Investment Advisors, LLC
  FUND -- CLASS IA                                                                       Sub-advised by Wellington Management
                                                                                         Company, LLP
 HARTFORD MONEY MARKET HLS FUND -- CLASS IA    Maximum current income consistent with    HL Investment Advisors, LLC
                                               liquidity and preservation of capital     Sub-advised by Hartford Investment
                                                                                         Management Company
 HARTFORD SMALL COMPANY HLS FUND -- CLASS IA   Growth of capital                         HL Investment Advisors, LLC
                                                                                         Sub-advised by Wellington Management
                                                                                         Company, LLP and Hartford Investment
                                                                                         Management Company
 HARTFORD STOCK HLS FUND -- CLASS IA           Long-term growth of capital               HL Investment Advisors, LLC
                                                                                         Sub-advised by Wellington Management
                                                                                         Company, LLP
 HARTFORD TOTAL RETURN BOND HLS FUND -- CLASS  Competitive total return, with income as  HL Investment Advisors, LLC
  IA                                           a secondary objective                     Sub-advised by Hartford Investment
                                                                                         Management Company
 HARTFORD VALUE HLS FUND -- CLASS IA           Long-term total return                    HL Investment Advisors, LLC
                                                                                         Sub-advised by Wellington Management
                                                                                         Company, LLP
LORD ABBETT SERIES FUND, INC.
 LORD ABBETT AMERICA'S VALUE PORTFOLIO --      Current income and capital appreciation   Lord, Abbett & Co. LLC
  CLASS VC


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
                                                              INVESTMENT                                INVESTMENT
[FUNDING OPTION                                           OBJECTIVE SUMMARY                        ADVISER/SUB-ADVISER
---------------------------------------------------------------------------------------------------------------------------------
 LORD ABBETT BOND-DEBENTURE PORTFOLIO --       High current income and capital           Lord, Abbett & Co. LLC
  CLASS VC                                     appreciation to produce a high total
                                               return
 LORD ABBETT GROWTH AND INCOME PORTFOLIO --    Long-term growth of capital and income    Lord, Abbett & Co. LLC
  CLASS VC                                     without excessive fluctuations in market
                                               value
MFS(R) VARIABLE INSURANCE TRUST
 MFS(R) GROWTH SERIES -- INITIAL CLASS (5)     Capital appreciation                      MFS Investment Management(R)
 MFS(R) INVESTORS TRUST SERIES -- INITIAL      Capital appreciation                      MFS Investment Management(R)
  CLASS
 MFS(R) RESEARCH BOND SERIES -- INITIAL CLASS  Total return with an emphasis on current  MFS Investment Management(R)
                                               income, but also considering capital
                                               appreciation.
 MFS(R) TOTAL RETURN SERIES -- INITIAL CLASS   Total return                              MFS Investment Management(R)
 MFS(R) VALUE SERIES -- INITIAL CLASS          Capital appreciation                      MFS Investment Management(R)
OPPENHEIMER VARIABLE ACCOUNT FUNDS
 OPPENHEIMER CAPITAL APPRECIATION FUND/VA --   Seeks to achieve capital appreciation by  OppenheimerFunds, Inc.
  SERVICE SHARES                               investing in securities of well-known
                                               established companies.
 OPPENHEIMER GLOBAL SECURITIES FUND/VA --      Seeks long-term capital appreciation by   OppenheimerFunds, Inc.
  SERVICE SHARES                               investing a substantial portion of its
                                               assets in securities of foreign issuers,
                                               "growth-type" companies, cyclical
                                               industries and special situations which
                                               are considered to have appreciation
                                               possibilities, but which may be
                                               considered to be speculative.
 OPPENHEIMER MAIN STREET FUND(R)/VA --         Seeks a high total return (which          OppenheimerFunds, Inc.
  SERVICE SHARES                               includes growth in the value of its
                                               shares as well as current income) from
                                               equity and debt securities. From time to
                                               time the Fund may focus on small to
                                               medium capitalization common stocks,
                                               bonds and convertible securities.
 OPPENHEIMER MAIN STREET SMALL CAP FUND(R)/VA  The Fund seeks capital appreciation from  OppenheimerFunds, Inc.
  -- SERVICE SHARES                            small company stocks.
 OPPENHEIMER VALUE FUND/VA -- SERVICE SHARES   Seeks long term growth of capital by      OppenheimerFunds, Inc.
                                               investing primarily in common stocks
                                               with low price earnings ratios and
                                               better-than-anticipated earnings.
PUTNAM VARIABLE TRUST
 PUTNAM VT DIVERSIFIED INCOME FUND -- CLASS    As high a level of current income as      Putnam Investment Management, LLC
  IB                                           Putnam Management believes is consistent  Sub-advised by Putnam Investments
                                               with preservation of capital              Limited
 PUTNAM VT GLOBAL ASSET ALLOCATION FUND --     High level of long-term total return      Putnam Investment Management, LLC
  CLASS IB                                     consistent with preservation of capital
 PUTNAM VT INTERNATIONAL EQUITY FUND -- CLASS  Capital appreciation                      Putnam Investment Management, LLC
  IB                                                                                     Sub-advised by Putnam Investments
                                                                                         Limited


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
                                                              INVESTMENT                                INVESTMENT
[FUNDING OPTION                                           OBJECTIVE SUMMARY                        ADVISER/SUB-ADVISER
---------------------------------------------------------------------------------------------------------------------------------
 PUTNAM VT INTERNATIONAL GROWTH AND INCOME     Capital growth. Current income is a       Putnam Management Sub-advised by Putnam
  FUND -- CLASS IB                             secondary objective                       Investments Limited
 PUTNAM VT SMALL CAP VALUE FUND -- CLASS IB    Capital appreciation                      Putnam Investment Management, LLC
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
 VAN KAMPEN -- UIF MID CAP GROWTH PORTFOLIO    Long-term capital growth by investing     Morgan Stanley Investment Management
  -- CLASS II                                  primarily in common stocks and other      Inc.
                                               equity securities.
 VAN KAMPEN -- UIF U.S. MID CAP VALUE          Above-average total return over a market  Morgan Stanley Investment Management
  PORTFOLIO -- CLASS II                        cycle of three to five years by           Inc.
                                               investing primarily in common stocks and
                                               other equity securities.
VAN KAMPEN LIFE INVESTMENT TRUST
 VAN KAMPEN LIT GROWTH AND INCOME PORTFOLIO    Seeks to provide long-term growth of      Van Kampen Asset Management]
  -- CLASS II                                  capital and income primarily through
                                               investments in common stocks.

[NOTES

(1)  Formerly Franklin Small Cap Fund

(2)  Formerly Hartford Focus HLS Fund -- Class IA

(3)  Formerly Hartford Global Leaders HLS Fund -- Class IA

(4)  Formerly Hartford International Capital Appreciation HLS Fund -- Class IA

(5)  Formerly MFS(R) Emerging Growth Series -- Initial Class]

MIXED AND SHARED FUNDING -- Shares of the Funds may be sold to our other separate accounts and our insurance company affiliates or other unaffiliated insurance companies to serve as the underlying investment for both variable annuity contracts and variable life insurance policies, a practice known as "mixed and shared funding." As a result, there is a possibility that a material conflict may arise between the interests of policy owners, and of owners of other contracts whose contract values are allocated to one or more of these other separate accounts investing in any one of the Funds. In the event of any such material conflicts, we will consider what action may be appropriate, including removing the Fund from the Separate Account or replacing the Fund with another underlying fund. There are certain risks associated with mixed and shared funding. These risks are disclosed in the Funds' prospectuses accompanying this prospectus.

VOTING RIGHTS -- We currently vote shares of the underlying Funds owned by the Separate Account according to the instructions of Policy Owners. However, if the 1940 Act or any related regulations or interpretations should change and we decide that we are permitted to vote the shares of the underlying Funds in our own right, we may decide to do so. For Sub-Accounts in which you have invested as of the record date, we will notify you of shareholder's meetings of the Funds purchased by those Sub-Accounts. We will send you proxy materials and instructions for you to provide voting instruction. We will arrange for the handling and tallying of proxies received from you or other policy owners. If you give no instructions, we will vote those shares in the same proportion as shares for which we received instructions. As a result of proportional voting, the vote of a small number of policy owners could determine the outcome of a proposal subject to shareholder vote. We determine the number of Fund shares that you may instruct us to vote by applying a conversion factor to each policy owner's unit balance. The conversion factor is calculated by dividing the total number if shares attributable to each sub-account by the total number of units in each Sub-Account. Fractional votes will be counted. We determine the number of shares as to which the policy owner may give instructions as of the record date for a Fund's shareholder meeting.

SUBSTITUTIONS, ADDITIONS, OR DELETIONS OF FUNDS -- Subject to any applicable law, we may make certain changes to the Underlying Funds offered under your Policy. We may, in our sole discretion, establish new Funds. New Funds may be made available to existing Policy Owners as we deem appropriate. We may also close one or more Funds to additional Premium Payments or transfers from existing Funds. We may liquidate one or more Sub-Accounts if the board of directors of any Fund determines that such actions are prudent. Unless otherwise directed, investment instructions will be automatically updated to reflect the Fund surviving after any merger or liquidation.

We may eliminate the shares of any of the funds from the Policy for any reason and we may substitute shares of another registered investment company for shares of any Fund already

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purchased or to be purchased in the future by the Separate Account. To the extent required by the 1940 Act, substitutions of shares attributable to your interest in a Fund will not be made until we have the approval of the SEC and we have notified you of the change.

In the event of any substitution or change, we may, by appropriate endorsement, make any changes in the Policy necessary or appropriate to reflect the substitution or change. If we decide that it is in the best interest of the Policy Owner, the Separate Account may be operated as a management company under the 1940 Act or any other form permitted by law, may be de-registered under the 1940 Act in the event such registration is no longer required, or may be combined with one or more other Separate Accounts.

FEES WE RECEIVE FROM FUNDS AND RELATED PARTIES -- We receive substantial and varying administrative service payments and Rule 12b-1 fees from certain Funds or related parties. These types of payments and fees are sometimes referred to as "revenue sharing" payments. We consider these payments and fees among a number of factors when deciding to add or keep a fund on the menu of Funds that we offer through the Policy. We collect these payments and fees under agreements between us and a Fund's principal underwriter, transfer agent, investment adviser and/or other entities related to the Fund. We expect to make a profit on these fees.

The availability of these types of arrangements creates an incentive for us to seek and offer Funds (and classes of shares of such Funds) that pay us revenue sharing. Other funds (or available classes of shares) may have lower fees and better overall investment performance.

[As of December 31, 2007, we have entered into arrangements to receive administrative service payments and/or Rule 12b-1 fees from the following fund complexes (or affiliated entities): AIM Advisors, Inc., AllianceBerstein Variable Products Series Funds & AllianceBernstein Investments, American Variable Insurance Series & Capital Research and Management Company, Fidelity Distributors Corporation, Franklin Templeton Services, LLC, Lord Abbett Series Fund & Lord Abbett Distributors, LLC, MFS Fund Distributors, Inc. & Massachusetts Financial Services Company, Morgan Stanley Distribution & Morgan Stanley Investment Management & The Universal Funds, Oppenheimer Variable Account Funds & Oppenheimer Funds Distributor, Inc., Putnam Retail Management Limited Partnership, Van Kampen Life Investment Trust & Van Kampen Asset Management.]

We are affiliated with Hartford Series Fund, Inc. and Hartford HLS Series Fund II, Inc. (collectively, the "HLS Funds") based on our affiliation with their investment advisers HL Investment Advisors, LLC and Hartford Investment Management Company. In addition to investment advisory fees, we, or our other insurance company affiliates, are paid, among other things, to provide administrative, processing, accounting and shareholder services for the HLS Funds.

Not all Fund complexes pay the same amounts of revenue sharing payments and/or Rule 12b-1 fees. Therefore, the amount or fees we collect may be greater or smaller based on the Funds you select. Revenue sharing and Rule 12b-1 fees do not exceed 0.50% and 0.25% respectively in 2007, and are not expected to exceed 0.50% and 0.35% respectively in 2008, of the annual percentage of the average daily net assets (for instance, assuming that you invested in a Fund that paid us the maximum fees and you maintained a hypothetical average balance of $10,000, we would collect $75 from that Fund). We will endeavor to update this listing annually and interim arrangements may not be reflected. For the fiscal year ended December 31, 2007, revenue sharing and Rule 12b-1 fees did not exceed [$4,457,553]. These fees do not take into consideration indirect benefits received by offering HLS Funds as investment options.

THE FIXED ACCOUNT

The portion of the prospectus relating to the Fixed Account is not registered under the 1933 Act and the Fixed Account is not registered as an investment company under the 1940 Act. The Fixed Account is not subject to the provisions or restrictions of the 1933 Act or the 1940 Act and the staff of the SEC has not reviewed the disclosure regarding the Fixed Account. The following disclosure about the Fixed Account may be subject to certain generally applicable provisions of the federal securities laws regarding the accuracy and completeness of disclosure.

The Fixed Account credits at least 3.0% per year. We are not obligated to, but may, credit more than 3.0% per year. If we do, such rates are determined at our sole discretion. Hartford does not guarantee that any crediting rate above the guarantee rate will remain for any guaranteed period of time. You assume the risk that, at any time, the Fixed Account may credit no more than 3.0%.

CHARGES AND DEDUCTIONS

DEDUCTIONS FROM PREMIUM

Before your premium is allocated to the Sub-Accounts and/or the Fixed Account, we deduct a percentage from your premium for a Premium Charge and tax charges. The amount allocated after the deductions is called your Net Premium.

PREMIUM CHARGES

HARTFORD LIFE INSURANCE COMPANY POLICIES -- We deduct a premium charge from each premium you pay. The maximum premium charge under the policy is 6% of premium. The current premium charge is 6% of premium in the first twenty policy years and 4% for policy years 21 and beyond. The premium charge compensates us for costs incurred in the distribution and sale of the policy.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY POLICIES -- We deduct a premium charge from each premium you pay. The maximum premium charge under the policy is 6% of premium.

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The current premium charge is 6% of premium in the first twenty policy years and
4% for policy years 21 and beyond. The premium charge compensates us for costs incurred in the distribution and sale of the policy. In Oregon, the maximum premium charge under the policy is 8% of premium for policy years 1 through 20 and 6% for policy years 21 and beyond. The current premium charge is 8% of premium in the first policy year and 6% for policy years 2 and beyond.

TAX CHARGE -- We deduct a tax charge from each premium you pay. The tax charge covers taxes assessed against us by a state and/or other governmental entity. The range of such charge generally is between 0% and 4%.

DEDUCTIONS FROM ACCOUNT VALUE

MONTHLY DEDUCTION AMOUNTS -- Each month we will deduct an amount from your Account Value to pay for the benefits provided by your policy. This amount is called the Monthly Deduction Amount and equals the sum of:

-   the charge for the cost of insurance;

-   the monthly administrative charge;

-   the monthly per $1,000 charge;

-   the mortality and expense risk charge;

-   any Face Amount increase fee;

-   any charges for additional benefits provided by rider;

The Monthly Deduction Amount will vary from month to month.

We will deduct the Monthly Deduction Amount on a pro rata basis from each available Sub-Account and the Fixed Account unless you choose the Allocation of Charges Option.

ALLOCATION OF CHARGES OPTION -- You may provide us with written instructions to re-direct the deduction of your policy's Monthly Deduction Amount charges that are assessed on a monthly basis to specified Sub-Account(s) and/or the Fixed Account. If you do not provide us with written instructions, or if the assets in any of the specified Sub-Accounts or the Fixed Account are insufficient to pay the charge as requested, the Monthly Deduction Amount will then be deducted on a pro rata basis from each available Sub-Account and the Fixed Account.

COST OF INSURANCE CHARGE -- The charge for the cost of insurance equals:

-   the cost of insurance rate per $1,000, multiplied by

-   the amount at risk, divided by

-   $1,000.

On any Monthly Activity Date, the amount at risk equals the Death Benefit less the Account Value on that date, prior to assessing the Monthly Deduction Amount.

Cost of insurance rates will be determined on each policy anniversary based on our future expectations of such factors as mortality, expenses, interest, persistency and taxes. The cost of insurance rates will not exceed those based on the 2001 Commissioners' Standard Ordinary Mortality Table (ANB), Male or Female, Unismoke Table, age nearest birthday (unisex rates may be required in some states). A table of guaranteed cost of insurance rates per $1,000 will be included in your policy, however, we reserve the right to use rates less than those shown in the table. Substandard risks will be charged higher cost of insurance rates that will not exceed rates based on a multiple of 2001 Commissioners' Standard Ordinary Mortality Table (ANB), Male or Female, Unismoke Table, age nearest birthday (unisex rates may be required in some states and markets) plus any flat extra amount assessed. The multiple will be based on the insured's substandard rating.

Any changes in the cost of insurance rates will be made uniformly for all insureds of the same issue ages, genders, risk classes and whose coverage has been in-force for the same length of time. No change in insurance class or cost will occur on account of deterioration of the insureds' health.

Because your Account Value and death benefit may vary from month to month, the cost of insurance may also vary on each Monthly Activity Date. The cost of insurance depends on your policy's amount at risk. Items which may affect the amount at risk include the amount and timing of premium payments, investment performance, fees and charges assessed, rider charges, policy loans and death benefit changes to the Face Amount.

MONTHLY ADMINISTRATIVE CHARGE -- We deduct a monthly administrative charge from your Account Value to compensate us for issue and administrative costs of the policy. During the first 5 Policy Years the charge is $30.00 per month, each year after the fifth Policy Year the charge is $10.00 per month.

MORTALITY AND EXPENSE RISK CHARGE -- We deduct a mortality and expense risk charge each month from your Account Value. The mortality and expense risk charge each month is equal to the:

-the monthly mortality and expense risk rate; multiplied by

- the sum of your accumulated values in the Sub-Accounts on the Monthly Activity Date, prior to assessing the Monthly Deduction Amount.

HARTFORD LIFE INSURANCE COMPANY POLICIES -- During the first 10 policy years, the maximum mortality and expense risk rate is 1/12 of 0.75% per month. During policy years 11-20 the maximum is 1/12 of 0.60% per month and the current (the amount we are currently charging) mortality and expense risk rate is 1/12 of 0.50% per month. Thereafter, the maximum is 0.00% per month.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY POLICES -- During the first 10 policy years, the current (the amount we are currently charging) and maximum mortality and expense risk rate is 1/12 of 0.75% per month. During policy years 11-20 the maximum is 1/12 of 0.60% per month and the current mortality and expense risk rate is 1/12 of 0.50% per month. After the 20th policy year the current and maximum charge is 0.00% per month.

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The mortality and expense risk charge compensates us for mortality and expense risks assumed under the policies. The mortality risk assumed is that the cost of insurance charges are insufficient to meet actual claims. The expense risk assumed is that the expense incurred in issuing, distributing and administering the policies exceed the administrative charges and sales loads collected. Hartford may keep any difference between the cost it incurs and the charges it collects.

MONTHLY PER $1,000 CHARGE -- During the first 7 policy years, the monthly per $1,000 of initial Face Amount is individualized based on issue ages, and is provided in the policy.

FACE AMOUNT INCREASE FEE -- We deduct a dollar amount from your Account Value for an unscheduled increase of the Face Amount on your policy. We deduct the fee each month for twelve months after the increase. The fee is 1/12 of $1.00 per month per $1,000 of unscheduled increase in the Face Amount. The fee will not be less than 1/12 of $500 per month, but will not exceed 1/12 of $3,000 per month. This fee compensates us for underwriting and processing costs for such increases.

RIDER CHARGE -- If your policy includes riders, a charge applicable to the riders is made from the Account Value each month. The charge applicable to these riders is to compensate Hartford for the anticipated cost of providing these benefits and is specified on the applicable rider. For a description of the riders available, see "Your Policy -- Optional Supplemental Benefits."

SURRENDER CHARGE -- During the first 9 policy years, surrender charges will be deducted from your Account Value if:

-   you surrender your policy

The amount of surrender charge is individualized based on your issue ages, gender, insurance classes, duration and initial Face Amount. The charge compensates us for expenses incurred in issuing the policy and the recovery of acquisition costs. Hartford may keep any difference between the cost it incurs and the charges it collects. The amount of surrender charge varies by policy year.

CHARGES FOR THE FUNDS

The investment performance of each Fund reflects the management fee that the Fund pays to its investment manager as well as other operating expenses that the Fund incurs. Investment management fees are generally daily fees computed as a percentage of a Fund's average daily net assets as an annual rate. Please read the prospectus for each Fund for complete details.

YOUR POLICY

CONTRACT RIGHTS

POLICY OWNER, OR "YOU" -- As long as your policy is in force, you may exercise all rights under the policy while either of the insureds is alive and no beneficiary has been irrevocably named.

BENEFICIARY -- The beneficiary is the person you name in the application to receive any death benefit. You may change the beneficiary (unless irrevocably named) while either of the insureds is alive by notifying us in writing. If no beneficiary is living when the last surviving insured dies, the death benefit will be paid to you, if living; otherwise, it will be paid to your estate.

INSURED -- The insured is the person on whose life the policy is issued. You name the insured in the application of the policy. The policy owner must have an insurable interest on the life of the insured in order for the policy to be valid under state law and for the policy to be considered life insurance for federal income tax purposes. An insurable interest generally exists when there is a demonstrable interest in something covered by an insurance policy, the loss of which would cause deprivation or financial loss. There must be a valid insurable interest at the time the policy is issued. If there is not a valid insurable interest, the policy will not provide the intended benefits. Through our underwriting process, we will determine whether the insured is insurable.

You may request to change the Insured's risk class to a more favorable class if the health of the Insured has improved or in the Insured no longer uses nicotine. Upon providing us satisfactory evidence, we will review the risk classification. If we grant a change in risk classification, only future cost of insurance rates will be based on the more favorable class and all other contract terms and provisions will remain as established at issue. We will not change a risk class on account of deterioration of your health.

ASSIGNMENT -- You may assign your policy. Until you notify us in writing, no assignment will be effective against your policy. We are not responsible for the validity of any assignment.

STATEMENTS -- We will send you a statement at least once each year, showing:

-   the current Account Value, Cash Surrender Value and Face Amount;

- the premiums paid, monthly deduction amounts and any loans since your last statement;

-   the amount of any Indebtedness;

-   any notifications required by the provisions of your policy; and

- any other information required by the Insurance Department of the state where your policy was delivered.

REPLACEMENTS

A "replacement" occurs when a new policy is purchased and, in connection with the sale, an existing policy is surrendered, lapsed, forfeited, assigned to another insurer, otherwise terminated or used in a financial purchase. A "financial purchase" occurs when the purchase of a new life insurance

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26

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policy or annuity contract involves the use of money obtained from the values of an existing life insurance policy or annuity contract through withdrawal, surrender or loan.

There are some circumstances where replacing your existing life insurance policy can benefit you. However, there are many circumstances where a replacement will not be in your best interest. You should carefully review the costs, benefits and features of your existing life insurance policy against a proposed policy to determine whether a replacement is in your best interest.

RIGHT TO EXAMINE A POLICY -- You have a limited right to return your policy for cancellation. You may deliver or mail the policy to us or to the agent from whom it was purchased any time during your free look period.

FREE LOOK PERIOD FOR POLICIES ISSUED BY HARTFORD LIFE INSURANCE COMPANY:

Your free look period begins on the day You get Your Policy and ends ten days after You receive it. If you properly exercise your free look, the Contract will be rescinded and We will pay an amount equal to the greater of (a) the total premiums paid for the Policy less any Indebtedness; or (b) the sum of: i) the Account Value less any Indebtedness, on the date the returned Policy is received by Us or the agent from whom it was purchased; and, (ii) any deductions under the Policy or charges associated with the Separate Account.

FREE LOOK PERIOD FOR POLICIES ISSUED BY HARTFORD LIFE AND ANNUITY INSURANCE
COMPANY:

Your free look period begins on the day You receive Your Policy and ends ten days after You receive it (or longer in some states). If you properly exercise your free look, the Contract will be rescinded and We will pay you an amount equal to the greater of (a) the total premiums paid for the Policy less any Indebtedness; or (b) the sum of: i) the Account Value less any Indebtedness, on the date the returned Policy is received by Us or the agent from whom it was purchased; and, (ii) any deductions under the Policy or charges associated with the Separate Account. The state in which the policy is issued determines the free look period. You should refer to your Policy for information.

POLICY LIMITATIONS

ALLOCATIONS TO SUB-ACCOUNTS AND THE FIXED ACCOUNT -- You may allocate amounts to a maximum of twenty (20) investment choices including the Sub-Accounts and Fixed Account.

TRANSFERS OF ACCOUNT VALUE -- You may transfer amounts among the Fixed Account and the Sub-Accounts. We reserve the right to charge a transfer fee of up to $25 per transfer in excess of one transfer per calendar month. You may request transfers in writing or by calling us at 1-800-231-5453. Transfers by telephone may also be made by your authorized agent of record. Telephone transfers may not be permitted in some states. We will not be responsible for losses that result from acting upon telephone requests reasonably believed to be genuine. We will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. The procedures we follow for transactions initiated by telephone include requiring callers to provide certain identifying information. All transfer instructions communicated to us by telephone are tape recorded.

CAN YOU TRANSFER FROM ONE SUB-ACCOUNT TO ANOTHER?

During those phases of your Policy when transfers are permissible, you may make transfers between Sub-Accounts according to the following policies and procedures, as they may be amended from time to time.

WHAT IS A SUB-ACCOUNT TRANSFER?

A Sub-Account transfer is a transaction requested by you that involves reallocating part or all of your Account Value among the underlying Funds available in your Policy. Your transfer request will be processed as of the end of the Valuation Day that it is received in good order. Otherwise, your request will be processed on the following Valuation Day. We will send you a confirmation when we process your transfer. You are responsible for verifying transfer confirmations and promptly advising us of any errors within 30 days of receiving the confirmation.

WHAT HAPPENS WHEN YOU REQUEST A SUB-ACCOUNT TRANSFER?

Many Policy Owners request Sub-Account transfers. Some request transfers into (purchases) a particular Sub-Account, and others request transfers out of (redemptions) a particular Sub-Account. In addition, some Policy Owners allocate Premium Payments to Sub-Accounts, and others request Surrenders. We combine all the daily requests to transfer out of a Sub-Account along with all Surrenders from that Sub-Account and determine how many shares of that underlying Fund we would need to sell to satisfy all Policy Owners' "transfer-out" requests. At the same time, we also combine all the daily requests to transfer into a particular Sub-Account or Premium Payments allocated to that Sub-Account and determine how many shares of that underlying Fund we would need to buy to satisfy all Policy Owners' "transfer-in" requests.

In addition, many of the underlying Funds that are available as investment options in our variable life policies are also available as investment options in variable annuity contracts, retirement plans, funding agreements and other products offered by us or our affiliates. Each day, investors and Policy Owners in these other products engage in similar transfer transactions.

We take advantage of our size and available technology to combine sales of a particular underlying Fund for many of the variable annuities, variable life insurance policies, retirement plans, funding agreements or other products offered by us or our affiliates. We also combine many of the purchases of that particular underlying Fund for many of the products we offer. We then "net" these trades by offsetting purchases against redemptions. Netting trades has no impact on the price you pay for or receive upon the purchase or sale of an investment option. This means that we sometimes reallocate shares of an underlying Fund rather than buy new shares or sell shares of the underlying Fund.

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                                                                          27

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For example, if we combine all transfer-out (redemption) requests and Surrenders of a stock Fund Sub-Account with all other sales of that underlying Fund from all our other products, we may have to sell $1 million dollars of that Fund on any particular day. However, if other Policy Owners and the owners of other products offered by us, want to transfer-in (purchase) an amount equal to $300,000 of that same underlying Fund, then we would send a sell order to the Fund for $700,000 (a $1 million sell order minus the purchase order of $300,000) rather than making two or more transactions.

ARE THERE ANY CHARGES FOR TRANSFERS AMONG SUB-ACCOUNTS?

Under the Policy, we have the right to assess an Administrative Transfer Fee of up to $25 per transfer after the first transfer you make in any month. We are currently not assessing Administrative Transfer Fees.

WHAT RESTRICTIONS ARE THERE ON YOUR ABILITY TO MAKE A SUB-ACCOUNT TRANSFER?

FIRST, YOU MAY MAKE ONLY ONE SUB-ACCOUNT TRANSFER REQUEST EACH DAY. We limit each Policy Owner to one Sub-Account transfer request each Valuation Day. We count all Sub-Account transfer activity that occurs on any one Valuation Day as one "Sub-Account transfer", however, you cannot transfer the same Account Value more than once a Valuation Day.

For Example:

- If the only transfer you make on a day is a transfer of $10,000 from one Sub-Account into another Sub-Account, it would count as one Sub-Account transfer.

- If, however, on a single day you transfer $10,000 out of one Sub-Account into five other Sub-Accounts (dividing the $10,000 among the five other Sub-Accounts however you chose), that day's transfer activity would count as one Sub-Account transfer.

- Likewise, if on a single day you transferred $10,000 out of one Sub-Account into ten other Sub-Accounts (dividing the $10,000 among the ten other Sub-Account however you chose), that day's transfer activity would count as one Sub-Account transfer.

- Conversely, if you have $10,000 in Account Value distribution among 10 different Sub-Accounts and you request to transfer the Account Value in all those Sub-Accounts into one Sub-Account, that would also count as one Sub-Account transfer.

- However, you cannot transfer the same Account Value more than once in one day. That means if you have $10,000 in a Money Market Fund Sub-Account and you transfer all $10,000 into a Stock Fund Sub-Account, on that same day you could not then transfer the $10,000 out of the Stock Fund Sub-Account into another Sub-Account.

SECOND, YOU ARE ALLOWED TO SUBMIT A TOTAL OF 20 SUB-ACCOUNT TRANSFERS EACH CALENDAR YEAR (THE "TRANSFER RULE") BY U.S. MAIL, VOICE RESPONSE UNIT, INTERNET, TELEPHONE, SAME DAY MAIL OR COURIER SERVICE. Once you have reached the maximum number of Sub-Account transfers, you may only submit any additional Sub-Account transfer requests (and any trade cancellation requests) in writing through U.S. Mail or overnight delivery service. In other words, Voice Response Unit, Internet, same day mail service or telephone transfer requests will not be honored. We may, but are not obligated to, notify you when you are in jeopardy of approaching these limits. For example, we will send you a letter after your 10th Sub-Account transfer to remind you about the Transfer Rule. After your 20th transfer request, our computer system will not allow you to do another Sub-Account transfer by telephone, Voice Response Unit or via the Internet. You will then be instructed to send your Sub-Account transfer request by U.S. Mail or overnight delivery service.

We reserve the right to aggregate your Contracts (whether currently existing or those recently surrendered) for the purposes of enforcing these restrictions.

The Transfer Rule does not apply to Sub-Account transfers that occur automatically as part of a Company sponsored asset allocation or Dollar Cost Averaging program. Reallocations made based on an underlying Fund merger, substitution or liquidation also do not count toward this transfer limit. Restrictions may vary based on state law.

We make no assurances that the Transfer Rule is or will be effective in detecting or preventing market timing.

THIRD, POLICIES HAVE BEEN DESIGNED TO RESTRICT EXCESSIVE SUB-ACCOUNT
TRANSFERS. You should not purchase this Policy if you want to make frequent Sub-Account transfers for any reason. In particular, don't purchase this Policy if you plan to engage in "market timing," which includes frequent transfer activity into and out of the same underlying Fund, or frequent Sub-Account transfers in order to exploit any inefficiencies in the pricing of an underlying Fund. Even if you do not engage in market timing, certain restrictions may be imposed on you, as discussed below:

UNDERLYING FUND TRADING POLICIES

You are subject to underlying Fund trading policies, if any. We are obligated to provide, at the underlying Fund's request, tax identification numbers and other shareholder identifying information contained in our records to assist underlying Funds in identifying any pattern or frequency of Sub-Account transfers that may violate their trading policy. In certain instances, we have agreed to assist an underlying Fund, to help monitor compliance with that Fund's trading policy.

We are obligated to follow each underlying Fund's instructions regarding enforcement of their trading policy. Penalties for violating these policies may include, among other things, temporarily or permanently limiting or banning you from making Sub-Account transfers into an underlying Fund or other funds within that fund complex. We are not authorized to grant exceptions to an underlying Fund's trading policy. Please refer to each underlying Fund's prospectus for more information.

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28

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Underlying Fund trading policies do not apply or may be limited. For instance:

- Certain types of financial intermediaries may not be required to provide us with shareholder information.

- "Excepted funds" such as money market funds and any underlying Fund that affirmatively permits short-term trading of its securities may opt not to adopt this type of policy. This type of policy may not apply to any financial intermediary that an underlying Fund treats as a single investor.

- A Fund can decide to exempt categories of Policy Owners whose Policies are subject to inconsistent trading restrictions or none at all.

- Non-shareholder initiated purchases or redemptions may not always be monitored. These include Sub-Account transfers that are executed: (i) automatically pursuant to a company sponsored contractual or systematic program such as transfers of assets as a result of "dollar cost averaging" programs, asset allocation programs, automatic rebalancing programs, loans, or systematic withdrawal programs; (ii) as a result of the payment of a Death Benefit; (iii) as a result of any deduction of charges or fees under a Policy; or (iv) as a result of payments such as loan repayments, scheduled Premium Payments, scheduled withdrawals or surrenders, retirement plan Premium Payments.

POSSIBILITY OF UNDETECTED ABUSIVE TRADING OR MARKET TIMING. We may not be able to detect or prevent all abusive trading activities. For instance,

- Since we net all the purchases and redemptions for a particular underlying Fund for this and many of our other products, transfers by any specific market timer could be inadvertently overlooked.

- Certain forms of variable annuities and types of underlying Funds may be attractive to market timers. We can not provide assurances that we will be capable of addressing possible abuses in a timely manner.

- Our policies apply only to individuals and entities that own or are Policy Owners under this Policy. However, the underlying Funds that make up the Sub-Accounts of this Policy are available for use with many different variable life insurance policies, variable annuity products and funding agreements, and they are offered directly to certain qualified retirement plans. Some of these products and plans may have less restrictive transfer rules or no transfer restrictions at all.

HOW ARE YOU AFFECTED BY FREQUENT SUB-ACCOUNT TRANSFERS?

We are not responsible for losses or lost investment opportunities associated with the effectuation of these policies. Frequent Sub-Account transfers may result in the dilution of the value of the outstanding securities issued by an underlying Fund as a result of increased transaction costs and lost investment opportunities typically associated with maintaining greater cash positions. This can adversely impact underlying Fund performance and, as a result, the performance of your Policy. This may also lower the Death Benefit paid to your Beneficiary.

Separate Account investors could be prevented from purchasing underlying Fund shares if we reach an impasse on the execution of an underlying Fund's trading instructions. In other words, an underlying Fund complex could refuse to allow new purchases of shares by all our variable product investors if the Fund and we can not reach a mutually acceptable agreement on how to treat an investor who, in a Fund's opinion, has violated the Fund's trading policy.

In some cases, we do not have the tax identification number or other identifying information requested by a Fund in our records. In those cases, we rely on the Policy Owner to provide the information. If the Policy Owner does not provide the information, we may be directed by the Fund to restrict the Policy Owner from further purchases of Fund shares. In those cases, all participants under a plan funded by the Policy will also be precluded from further purchases of Fund shares.

LIMITATIONS ON TRANSFERS FROM THE FIXED ACCOUNT -- Except for transfers made under the Dollar Cost Averaging Program or transfers made as a result of a policy loan, any transfers from the Fixed Account must occur during the 30-day period following each policy anniversary, and, the amount transferred from the Fixed Account in any policy year may not exceed the greater of $1,000 or 25% of the accumulated value in the Fixed Account on the transfer date. As a result of these restrictions, it can take several years to transfer amounts from the Fixed Account to the Sub-Accounts.

For example, it may take 16 years to move $100,000 from the Fixed Account (assuming no growth on the account or policy charges):

                            BEGINNING
                              FIXED
                             ACCOUNT             AMOUNT             ENDING
                              VALUE            TRANSFERRED          BALANCE
YEAR                           ($)                 ($)                ($)
--------------------------------------------------------------------------------
1                             100,000             25,000             75,000
2                              75,000             18,750             56,250
3                              56,250             14,063             42,188
4                              42,188             10,547             31,641
5                              31,641              7,910             23,730
6                              23,730              5,933             17,798
7                              17,798              4,449             13,348
8                              13,348              3,337             10,011
9                              10,011              2,503              7,508
10                              7,508              1,877              5,631
11                              5,631              1,408              4,224
12                              4,224              1,056              3,168
13                              3,168              1,000              2,168
14                              2,168              1,000              1,168
15                              1,168              1,000                168
16                                168                168                  0


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In addition, if you choose to participate in an Asset Allocation Program after you have allocated money to the Fixed Account, the entire value in the Fixed Account will not be immediately eligible for the Asset Allocation Program.

DEFERRAL OF PAYMENTS -- State law allows us to defer payment of Cash Surrender Values, withdrawals and loan amounts which are not attributable to the Sub-Accounts for up to six months from the date of the request. These laws were enacted many years ago to help insurance companies in the event of a liquidity crisis. If we defer payment for more than 30 days, we will pay you interest. For policies issued in New York, if we defer payment for more than 10 days, we will pay you interest.

CHANGES TO CONTRACT OR SEPARATE ACCOUNT

MODIFICATION OF POLICY AND CHANGE IN OPERATION OF THE SEPARATE ACCOUNT -- The only way the policy may be modified is by written agreement signed by our President, or one of our Vice Presidents, Secretaries or Assistance Secretaries. At our election and subject to any necessary vote by persons having the right to give instructions on the voting of Fund shares held by the Sub-Accounts, the Separate Account may be operated as a management company under the Investment Company Act of 1940 (the Act) or any form permitted by law, may be deregistered under the Act in the event registration is no longer required, or may be combined with one or more Separate Accounts.

Upon notice to policy owners and subject to any required regulatory approvals, we may make certain modifications to the policy that are necessary to operate the Separate Account in any form permitted under the Act or in any form permitted by law, including: (1) the transfer of value in any Sub-Account to another Sub-Account or to one or more other separate accounts; (2) add, combine, or eliminate Sub-Accounts in the Separate Account or combine the Separate Account with another separate account; (3) substitute for the units held by any Sub-Account the units of another Sub-Account or another investment company or any other investment permitted by law; (4) make any changes required to comply with the requirements of any Fund, including, but not limited to, the imposition of a redemption charge or other fee by a Fund; or (5) make any other modifications to the Policy that, in Our judgment, are necessary or appropriate to ensure that it continues to qualify as life insurance under the applicable section(s) of the Internal Revenue Code, or any other applicable law, regulation or interpretation.

SUBSTITUTION OF FUNDS -- We reserve the right to substitute the shares of any other registered investment company for the shares of any Fund already purchased or to be purchased in the future by the Separate Account provided that the substitution has been approved by the Securities and Exchange Commission.

SEPARATE ACCOUNT TAXES -- Currently, no charge is made to the Separate Account for federal, state and local taxes that may be allocable to the Separate Account. A change in the applicable federal, state or local tax laws which impose tax on Hartford and/or the Separate Account may result in a charge against the policy in the future. Charges for other taxes, if any, allocable to the Separate Account may also be made.

OTHER BENEFITS

DOLLAR COST AVERAGING PROGRAM -- You may elect to allocate your Net Premiums among the Sub-Accounts and the Fixed Account pursuant to the Dollar Cost Averaging (DCA) program. The DCA program allows you to regularly transfer an amount you select from the Fixed Account or any Sub-Account into a different Sub-Account. Amounts will be transferred monthly to the other investment choices in accordance with your allocation instructions. The dollar amount will be allocated to the investment choices that you specify, in the proportions that you specify. If, on any transfer date, your Account Value allocated to the Dollar Cost Averaging program is less than the amount you have elected to transfer, your DCA program will terminate.

You may cancel your DCA election by notice in writing or by calling us at 1-800-231-5453. We reserve the right to change or discontinue the DCA program.

The main objective of a DCA program is to minimize the impact of short-term price fluctuations. The DCA program allows you to take advantage of market fluctuations. Since the same dollar amount is transferred to your selected investment choices at set intervals, the DCA program allows you to purchase more accumulation units when prices are low and fewer accumulation units when prices are high. Therefore, a lower average cost per accumulation unit may be achieved over the long term. However, it is important to understand that the DCA program does not assure a profit or protect against investment loss.

STATIC ASSET ALLOCATION MODELS

This feature allows you to select your portfolio of Funds based on your risk tolerance, time horizon and investment objectives. Based on these factors, you can select one of several asset allocation models, with each specifying percentage allocations among various Funds available under your Policy ("model portfolios"). These model portfolios are based on generally accepted investment theories that take into account the historic returns of different asset classes (e.g., equities, bonds or cash) over different time periods. We make available educational information and materials (e.g., pie charts, graphs, or case studies) that can help you select a model portfolio, but we do not recommend models or otherwise provide advice as to what model portfolio may be appropriate for you.

You choose how much of your Account Value you want to invest in this program. You can also combine this program with the Dollar Cost Averaging Program (subject to restrictions). Your investments under the program will be rebalanced at the specified frequency (quarterly, semi-annual or annual) you choose to reflect the model portfolio's original percentages, thereby eliminating imbalances resulting from market movements and/or partial Surrenders. We have no discretionary authority or control over your investment

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decisions. These model portfolios are based on then available Funds and do not include the Fixed Account. You may participate in only one model portfolio at a time.

You will not be provided with information regarding periodic updates to the Funds and allocation percentages in the model portfolios, and we will not reallocate your Account Value based on those updates. Information on updated model portfolios may be obtained by contacting your Registered Representative. Investment alternatives other than these model portfolios are available that may enable you to invest you Account Value with similar risk and return characteristics. When considering a model portfolio for your individual situation, you should consider your other assets, income and investments in addition to this Policy.

ASSET REBALANCING -- Asset Rebalancing is another type of asset allocation program in which you customize your Sub-Accounts to meet your investment needs. You select the Sub-Accounts and the percentages you want allocated to each Sub-Account. Based on the frequency you select, your model will automatically rebalance to the original percentages chosen. You can only participate in one model at a time. The Fixed Account is not an available investment choice under an asset rebalancing program.

IMPACT OF FUND CHANGES ON DCA PROGRAM, ASSET ALLOCATION PROGRAM AND ASSET REBALANCING PROGRAM -- Certain Fund changes may impact these programs. If a Fund (merging Fund) contained in one of these programs merges into another Fund (surviving Fund) and we do not receive alternative instructions from you, we will automatically replace the merging fund with the surviving fund for each of the programs. If a Fund contained in one of these programs is liquidated, unless other instructions are received, we will generally reject the next allocation under the applicable program as "not in good order" and seek alternative instructions.

OPTIONAL SUPPLEMENTAL BENEFITS -- The optional supplemental benefits discussed below are among the options that may be included in a policy by rider, subject to the restrictions and limitations set forth in the rider. The cost for any optional rider you select depends on the issue age, sex, and risk class of the person insured under the policy and the amount of benefit provided by the rider. The maximum cost for the rider will be stated in your policy on the policy specifications pages.

- ESTATE TAX REPEAL RIDER -- This rider allows you to terminate the policy and receive the policy's Account Value without paying applicable Surrender Charges, if there is no federal Estate Tax law in effect during 2011 and we receive your surrender request during the month of January 2011. The amount you receive under this rider is reduced by any outstanding Indebtedness. There is no additional charge for this rider.

- LAST SURVIVOR EXCHANGE OPTION RIDER -- We will exchange your policy for two individual policies on the life of each of the persons insured under the policy. This benefit is subject to the conditions stated in the rider and may be exercised only in the event of divorce, business dissolution or certain changes in the federal tax laws. There is no charge for this rider.

- ESTATE PROTECTION RIDER -- This rider provides additional insurance protection for the first four policy years. There is a charge for the rider and it may only be purchased at issue. The rider may be cancelled at anytime. There are no charges for the rider after it has been cancelled or terminated.

- LIFEACCESS ACCELERATED BENEFIT RIDER -- In the event the last surviving Insured (Last Insured) becomes Chronically Ill and is likely to need services for the remainder of the Last Insured's life, we will pay an accelerated death benefit up to 100% of the Death Benefit and any term amount. At your request the accelerated benefit will be paid in monthly payments or on an annual lump sum basis subject to certain limitations and satisfaction of eligibility requirements, including a written certification from a Licensed Health Care Practitioner that the Last Insured is Chronically Ill. The certification must also state that the Last Insured is in need of services under a plan and that such services are likely to be needed for the rest of the Last Insured's life. In addition, as a condition of eligibility for benefits under the rider, we may impose restrictions or limitations on the availability of certain investment options. We will provide you prior written notice of any such restrictions or limitations and you may terminate this rider at anytime. This rider is only available at Policy issuance and can't be exercised until after the death of one of the Insured. There is a charge for this rider.

- OVERLOAN PROTECTION RIDER -- This rider gives you the option to continue your policy at a reduced death benefit with no further Monthly Deduction Amounts in the event your policy is in danger of default or termination due to excessive Indebtedness. You may elect the benefit under limited circumstances as described in the rider. Subject to the terms and limitations described in the rider, the rider guarantees the policy will not go into default or terminate due to excessive Indebtedness. At the time you elect the benefit under the rider, a transaction charge will be deducted from your Account Value. The maximum transaction charge is 7% of the Account Value.

  There is a risk that the Internal Revenue Service could assert that the policy has been effectively terminated when you exercise the Overloan Protection Rider and that the outstanding loan balance should be treated as a distribution. Depending on the circumstances, all or part of such deemed distribution may be taxable as income. In addition, there is uncertainty about whether Indebtnedess should be treated as the deemed cash surrender value for purposes of Section 7702 of the Internal Revenue Code. Currently, we do not treat Indebtedness as the cash surrender value for purposes of Section 7702. You should consult a tax advisor before exercising the Overloan Protection Rider.

- GUARANTEED MINIMUM ACCUMULATION BENEFIT RIDER ("GMAB") -- This rider, subject to the conditions described in the rider, guarantees that Your Account Value on

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                                                                          31

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  the last day of the GMAB Period (Benefit Date), will be at least equal to your premiums paid (as adjusted for withdrawals and face decreases). The Benefit Date is typically the last day of your No-Lapse Guarantee Period. If the Account Value on the Benefit Date is less than the Benefit Amount as calculated on that date, the Account Value will be increased by an amount equal to the difference between the Account Value and the Benefit Amount . The amount by which the Account Value is increased will be allocated to the Sub-Account(s) shown in your Policy (typically the Money Market Sub-Account) on the Valuation Day immediately following the Benefit Date and will be subject to market fluctuation. The ultimate value of this amount will be based on the accumulation unit values next calculated after the amount has been allocated to your Policy. However, if we receive a Good Order request to surrender the Policy as of the Benefit Date, your cash surrender value will be increased by the difference between the Account Value and Benefit Amount (as adjusted for withdrawals, and face amount decreases) as of the Benefit Date. The rider has no cash value.

  The CUMULATIVE RIDER PREMIUM is the premium required to maintain the Rider. On the first Monthly Activity Date following the Policy Date, the Cumulative Rider Premium is the Monthly Rider Premium that will be shown in your Policy Specifications Page. On each Monthly Activity Date thereafter, the Cumulative Rider Premium is (a) the Cumulative Rider Premium on the previous Monthly Activity Date; plus (b) the current Monthly Rider Premium.

  The MONTHLY RIDER PREMIUM is the monthly premium required to maintain the Rider that will be shown in your Policy Specifications Page.

  This rider is generally only available at policy issue if either insured is between the issue ages of 20 to 60 with a standard or better non-nicotine underwriting class or if either insured is between the issue ages of 20 to 55 with a standard or better nicotine underwriting class with initial face amount between $100,000 and $5,000,000.

    - There is a charge for this Rider. The charge will be automatically deducted on each Monthly Activity Date from the Account Value as part of the Monthly Deduction Amount. The charge will continue to be taken until the Rider is terminated.

    - There is a Cumulative Rider Premium required to maintain the rider. We will perform an annual test on each Policy Anniversary to determine if the required Cumulative Rider Premium has been received by Us. We will provide you notification if your rider fails this test and the amount of premium required to prevent the rider from terminating. In any Policy Year, we may limit Premium payments to no greater than 200% of the annualized Monthly Rider Premium. Any excess Premium will be refunded to you.

    - Withdrawals (does not include Policy Loans) made will reduce the Benefit Amount proportionately based on the Account Value at the time of the Withdrawal. Decreases in Face Amount will also reduce the Benefit Amount proportionately based on the current Face Amount at the time of the decrease and will result in a new Monthly Rider Premium. See below for additional information about how withdrawals and face amount decreases impact the Benefit Amount.

    - We may limit the Sub-Accounts in which You may allocate all or a portion of Your Premiums and/or Account Value. We may also require that you allocate such amounts in accordance with any asset allocation models, investment programs or other Sub-Accounts compilations.

    - The Rider will continue until the earlier of: when the Policy terminates, when We receive a request to cancel it; the Benefit Date; the end of the 30-day period after we notify you of the minimum Premium amount required to maintain this Rider and it is not received by Us; the date We approve a request from You to increase the Face Amount; or the date we approve a request to accelerate the Death Benefit. (We offer two riders that provide the ability to accelerate the death benefit in the event the insured becomes "terminally ill" or "chronically ill," the Accelerated Death Benefit Rider for Terminal Illness and the LifeAccess Accelerated Benefit Rider, respectively.)

    - The Rider may not be reinstated, except in the event the Policy terminates and is subsequently reinstated during the GMAB Guarantee Period. If the rider is reinstated, the Cumulative Rider Premium will be restored, except that it will not be increased during periods of time that the policy was not in force. Fees will not be due for periods of time that the Policy was not in force. All other rider benefits and rights will be restored.

- GUARANTEED PAID-UP DEATH BENEFIT RIDER ("GDB") -- This rider, subject to the conditions described in the rider, gives You the option to continue Your Policy as a Paid-Up Life Insurance Policy (Paid-Up Policy) at the end of the Rider Guarantee Period (Benefit Date). A Paid-Up Policy is a policy that does not require any additional premium to be paid to support the death benefit. The Benefit Date is shown in the Additional Benefits and Riders section of the Policy Specifications and is typically the last day of your No-Lapse Guarantee Period. The Paid-Up Policy will have a Death Benefit at least equal to the greater of:

    - Gross premiums paid, including 1035 premium, minus rider benefit reductions due to withdrawals and decreases, or

    - A death benefit based on a Net Single Premium equal to Account Value minus Indebtedness, 2001 CSO, and 5% interest.

  The CUMULATIVE RIDER PREMIUM is the premium required to maintain the Rider. On the first Monthly Activity Date following the Policy Date, the Cumulative Rider Premium is the Monthly Rider Premium that will be shown in your Policy Specifications Page. On each Monthly Activity Date thereafter, the Cumulative Rider Premium is (a) the Cumulative

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  Rider Premium on the previous Monthly Activity Date; plus (b) the current
  Monthly Rider Premium.

  The MONTHLY RIDER PREMIUM is the monthly premium required to maintain the Rider that will be shown in your Policy Specifications Page.

  This rider is generally only available at policy issue if either insured is between the issue ages of 20 to 60 with a standard or better non-nicotine underwriting class or if either insured is between the issue ages of 20 to 55 with a standard or better nicotine underwriting class with initial face amount between $100,000 and $10,000,000.

    - There is a charge for this Rider. The charge will be automatically deducted on each Monthly Activity Date from the Account Value as part of the Monthly Deduction Amount. The charge will continue to be taken until the Rider is terminated.

    - There is a Cumulative Rider Premium required to maintain the rider. We will perform an annual test on each Policy Anniversary to determine if the required Cumulative Rider Premium has been received by Us. We will provide you notification if your rider fails this test and the amount of premium required to prevent the rider from terminating.

    - Withdrawals made will reduce the Benefit Amount proportionately based on the Account Value at the time of the Withdrawal. Decreases in Face Amount will also reduce the Benefit Amount proportionately based on the current Face Amount at the time of the decrease and will result in a new Monthly Rider Premium. See below for additional information about how withdrawals and face amount decreases impact the Benefit Amount.

    - We may limit the Sub-Accounts in which You may allocate all or a portion of Your Premiums and/or Account Value. We may also require that you allocate such amounts in accordance with any asset allocation models, investment programs or other Sub-Accounts compilations.

    - The Rider will continue until the earlier of: when the Policy terminates, when We receive a request to cancel it; the Benefit Date; the end of the 30-day period after we notify you of the minimum Premium amount required to maintain this Rider and it is not received by Us; the date We approve a request from You, to increase the Face Amount; or the date we approve a request to accelerate the Death Benefit. (We offer two riders that provide the ability to accelerate the death benefit in the event the insured becomes "terminally ill" or "chronically ill," the Accelerated Death Benefit Rider for Terminal Illness and the LifeAccess Accelerated Benefit Rider, respectively.)

    - The Rider may not be reinstated, except in the event the Policy terminates and is subsequently reinstated during the Rider Guarantee Period. If the rider is reinstated, the Cumulative Rider Premium will be restored, except that it will not be increased during periods of time that the Policy was not in force. Fees will not be due for periods of time that the Policy was not in force. All other rider benefits and rights will be restored.

    - We will notify You at least 60 days prior to the Benefit Date of Your option to continue the Policy as a Paid-Up Policy. We must receive Your request to exercise this option within such 60-day period. Upon Our receipt of Your request to exercise this option, We will continue the Policy as a Paid-Up Policy effective as of the Benefit Date. In the absence of any instructions from You to exercise the Rider Benefit, the Policy will continue with no modifications to its terms and conditions and this Rider will terminate on the Benefit Date, except as described in the next bullet. In addition, this Rider, and any other Riders attached to the Policy, will terminate. We will notify You if this occurs.

    - If, on the Benefit Date, the Policy is being kept inforce by the No Lapse Guarantee provision, We will automatically continue the Policy as a Paid-Up Policy with a Death Benefit equal to the Benefit Amount as calculated on the Benefit Date as described above.

    - The Death Benefit of the Paid-Up Policy will be at least equal to the sum of the total Premiums received by Us as of the Benefit Date, adjusted by Indebtedness and any Withdrawals or Decreases in Face Amounts made under the Policy as of that date, or an amount calculated using the Account Value, minus Indebtedness, as a net single premium as of the Benefit Date at the then Attained Age of the Insured based on 5% interest, if greater.

    - Subsequent cash values of the Paid-Up Policy upon surrender will be based on the same mortality table used for the Policy to which this rider is attached as shown in the Policy Specifications and 5% interest. No loans or withdrawals will be allowed under the Paid-Up Policy. In addition, this Rider, and any other Riders attached to the Policy, will terminate.

ADDITIONAL INFORMATION ABOUT HOW WITHDRAWALS AND FACE AMOUNT REDUCTIONS WILL IMPACT THE BENEFITS OF THE GMAB AND THE GDB RIDERS

As discussed above, withdrawals and face reductions will reduce each rider's benefit and required premium while charges will continue. At the time of a withdrawal transaction, the rider benefit reduction and premium reduction are calculated as follows:

Withdrawals

RIDERBENEFITREDUCTION(t) = [ Gross Withdrawal amount / (Account Value(t) - Indebtedness(t)) ] x Benefit Amount, rounded to the nearest penny, where Account Value and Indebtedness are measured prior to the withdrawal, and the Benefit Amount is measured after all increases to benefit amount have been applied for that day.

REQUIREDPREMIUMREDUCTION(t) = ( Decrease Amount / TotalFace ) x Premium requirement, rounded to the nearest penny,

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where TotalFace is measured prior to the decrease, and the Premium requirement is the annual premium requirement before the decrease. TotalFace is the total face amount in force for the primary insured, including initial face amount, increases, and any term insurance rider in force on the life of the primary insured.

Reductions

RIDERBENEFITREDUCTION(t) = ( Decrease Amount / TotalFace ) x Benefit Amount, rounded to the nearest penny, where TotalFace is measured prior to the decrease, and the Benefit Amount is measured before any increases to benefit amount have been applied for that day. TotalFace is the total face amount in force for the primary insured, including initial face amount, increases, and any term insurance rider in force on the life of the primary insured.

REQUIREDPREMIUMREDUCTION(t) = ( Decrease Amount / TotalFace ) x Premium requirement, rounded to the nearest penny, where TotalFace is measured prior to the decrease, and the Premium requirement is the annual premium requirement before the decrease. TotalFace is the total face amount in force for the primary insured, including initial face amount, increases, and any term insurance rider in force on the life of the primary insured.

Here is an example of how a face decrease and a withdrawal transaction would reduce the Benefit Amount under the GMAB and required premium for a hypothetical 45 year old female (preferred non-nicotine risk class) with an initial face amount of $1,000,000 with death benefit option A and the following assumptions:

-   GMAB is selected, with a premium requirement of 15,312.

-   Paid 15,320 annually for 20 years

-   Decrease transaction: year 3, month 6 / decrease = 200,000

-   Withdrawal transaction: year 4, month 6 / withdrawal = 10,000

Face Decrease in year 3, month 6
Benefit Reduction = 200,000 / 1,000,000 x 45,960 = 9,192.00
New Benefit = 45,960 - 9,192 = 36,768

Required Premium Reduction = 200,000 / 1,000,000 x 1,276.00 = 255.20
New Required Premium Reduction. = 1,276.00 - 255.20 = 1,020.80

Withdrawal in year 4, month 6
Benefit Reduction = 10,000 / 54,732.35 x 52,088.00 = 9,516.86
New Benefit = 52,088.00 - 9,516.86 = 42,571.14

Required Premium Reduction = 10,000 / 800,000 x 1,020.80 = 12.76
New Required Premium. = 1,020.80 - 12.76 = 1,008.04

Riders may not be available in all states.

SETTLEMENT OPTIONS

Proceeds from your Policy may be paid in a lump sum or may be applied to one of our settlement options. If the Death Benefit payment is $10,000 or greater, the Beneficiary may elect to establish an interest-bearing draft account ("Safe Haven Account") in the name of the Beneficiary and the proceeds will be held in our General Account. The Beneficiary can write one draft for the total amount of the payment, or keep the money in the General Account and write draft accounts as needed. We will credit interest at a rate determined by us. For federal income tax purposes, the Beneficiary will be deemed to have received the lump sum payment on transfer of the Death Benefit Proceeds to the General Account. The interest will be taxable to the Beneficiary in the tax year that it is credited. We may not offer the Safe Haven Account in all states and we reserve the right to discontinue offering it at any time. The minimum amount that may be applied under a settlement option is $5,000 unless we agree otherwise. Once you select a settlement option, it is irrevocable and you may not change the settlement option for a lump sum. The following payment options are available to you or your beneficiary. In most states, if a payment option is not selected, proceeds will be paid to the Safe Haven Account. Your beneficiary may choose a settlement option instead of taking the Death Benefit amount in a lump sum.

FIRST OPTION -- INTEREST INCOME

We pay interest on the amount you have applied to this option. The interest we pay will be determined by us in our sole discretion, although we will not pay you less than the minimum amount required by your state. You may request these payments to be made monthly, quarterly, semi-annually or annually. If you elect this option you may request the remaining amount of the Death Benefit at any time.

SECOND OPTION -- INCOME OF FIXED AMOUNT

We pay equal payments (chosen by the beneficiary) of the total amount applied to this option along with interest equal to at least the minimum required by your state until that total amount is exhausted. You may request these payments to be made monthly, quarterly, semi-annually or annually. The final payment will be for the remaining balance.

THIRD OPTION -- PAYMENTS FOR A FIXED PERIOD

We make monthly payments for the number of years selected, which may be from one to 30 years. This option provides for guaranteed dollar amounts of monthly payments for each $1,000 applied under this settlement option.

Other arrangements for income payments may be added or otherwise agreed upon.

BENEFITS WHEN THE YOUNGER INSURED REACHES AGE 120

On the Policy Anniversary after the younger Insured reaches age 120 the following will occur:

-   We will stop assessing all monthly policy charges;

-   The Death Benefit Option will become level;

-   The Face Amount will be set equal to the Death Benefit;

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-   Any indebtedness will continue to accrue interest;

-   You may not make any additional premium payments;

-   You may make loan repayments;

-   You may not take any withdrawals;

-   You may not take any new loans;

-   The Policy may terminate due to excessive indebtedness

CLASS OF PURCHASERS

REDUCED CHARGES FOR ELIGIBLE GROUPS -- Certain charges and deductions described above may be reduced for policies issued in connection with a specific plan, group, or program ("Eligible Group") in accordance with our rules in effect as of the date the application for a policy is approved. An Eligible Group must satisfy certain criteria such as size, expected number of policy holders, or present or anticipated levels of aggregate premiums, administrative expenses or commissions. We may modify, from time to time on a uniform basis, both the amount of the reductions and the criteria for eligibility. Reductions in charges will not be unfairly discriminatory against any person, including the affected policy holders invested in the Separate Account.

HOW POLICIES ARE SOLD

We have entered into a distribution agreement with our affiliate, Hartford Equity Sales Company, Inc., ("HESCO"), under which HESCO serves as principal underwriter for the policies which are offered on a continuous basis. HESCO is registered with the Securities and Exchange Commission under the 1934 Act as a broker-dealer and is a member of the FINRA. The principal business address of HESCO is the same as ours.

HESCO has entered into selling agreements with affiliated and unaffiliated broker-dealers, and financial institutions ("Financial Intermediaries") for the sale of the policies. We pay compensation to HESCO for sales of the policies by Financial Intermediaries. Polices will be sold by individuals who have been appointed by us as insurance agents and who are registered representative of Financial Intermediaries ("Registered Representative").

We list below types of arrangements that help to incentivize sales people to sell our products. These types of arrangements could be viewed as creating conflicts of interest.

Financial Intermediaries receive commissions (described below under "Commissions"). Certain selected Financial Intermediaries also receive additional compensation (described below under "Additional Payments"). All or a portion of the payments we make to Financial Intermediaries may be passed on to Registered Representative according to a Financial Intermediaries' internal compensation practices.

Affiliated broker-dealers also employ individuals called "wholesalers" in the sales process. Wholesalers typically receive compensation that is based on the type of policy or optional benefits sold.

HARTFORD LIFE INSURANCE COMPANY POLICIES -- We pay commissions that vary with the sales agreements and are based on "target premiums" that we determine. "Target premium" is a hypothetical premium that is used only to calculate commissions. It varies with the death benefit option you choose and the issue age, gender and underwriting class of the insured. During the first Policy Year, the most common commission we pay is 45% of the premium up to the target premium. The most common commission for the amount in excess of the Target Premium in the first Policy Year is 2.50% up to a maximum of 4.39%. In renewal years, the maximum commission rate is 22% until the cumulative premiums, since policy inception, exceed the target premium for Policy Year 1. There is also an Expense Reimbursement Allowance paid during the first Policy Year. The most common Expense Reimbursement Allowance in the first year is 45% of Premium up to a maximum of 45%. In Policy Years 2 and later, the most common schedule allows for a commission of 2% of premiums paid on the Target Premium up to a maximum of 20% and a commission of 2% on premiums above the Target Premium up to a maximum of 2%.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY POLICIES -- We pay commissions that vary with the selling agreements and are based on "Target Premiums" that we determine. "Target premium" is a hypothetical premium that is used only to calculate commissions. It varies with the death benefit option you choose and the issue age, gender and underwriting class of the insured. During the first Policy Year, the most common commission we pay is 85% of the premium up to the target premium. The maximum commission that we pay to for premium paid up to the target premium in the First Policy Year is 120%. During the first Policy Year the most common commission we pay for premium in excess of the target premium is 2.50%. The maximum commission that we pay for premium paid in excess of the target premium is 5.00%. The first year commission rate will apply to premiums in renewal years until the cumulative premiums received exceed the target premium. In Policy Years 2 and later, the most common commission we pay is 2% of premiums paid on the target premium. The maximum is 5%.

Your Registered Representative typically receives a portion of the compensation paid to his or her Financial Intermediary in connection with the policy, depending on the particular arrangements between your Registered Representative and their Financial Intermediary. We are not involved in determining your Registered Representative's compensation. A Registered Representative may be required to return all or a portion of the commissions paid if the policy terminates prior to the policy's thirteenth month-a-versary.

Check with your Registered Representative to verify whether your account is a brokerage account or an advisory account. Your interests may differ from ours and your Registered Representative (or the Financial Intermediary with which they are associated). Please ask questions to make sure you understand your rights and any potential conflicts of interest. If you are an advisory client, your Registered Representative (or the Financial

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                                                                          35

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Intermediary with which they are associated) can be paid by both you and by us based on what you buy. Therefore, profits, and your Registered Representative's (or their Financial Intermediary's compensation, may vary by product and over time. Contact an appropriate person at your Financial Intermediary with whom you can discuss these differences.

- ADDITIONAL PAYMENTS. Subject to FINRA and Financial Intermediary rules, we (or our affiliates) also pay the following types of additional payments to amongst other things encourage the sale of this Policy. These additional payments could create an incentive for your Registered Representative, and the Financial Intermediary with which they are associated, to recommend products that pay them more than others.

ADDITIONAL
PAYMENT TYPE                                                   WHAT PAYMENT IS USED FOR
--------------------------------------------------------------------------------------------------------------------------------
Asset-based            We pay certain Financial Intermediaries and wholesalers based on the achievement of certain sales or
Commissions            assets under management targets.
Marketing Expense      We pay marketing allowances to Financial Intermediaries to help pay or reimburse sales marketing and
Allowances             operational expenses associated with the policies.
Gifts and              We (or our affiliates) provide any or all of the following: (1) occasional meals and entertainment; (2)
Entertainment          occasional tickets to sporting events; and (3) nominal gifts (not to exceed $100 annually).
Promotional Payments   We (or our affiliates) may pay for: (a) Access: such as one-on-one wholesaler visits; (b) Support: such as hardware and software, operational and systems integration, sales and service desk training, joint marketing campaigns, client or prospect seminar sponsorships, broker-dealer event advertising/participation, sponsorship of sales contests and/or promotions in which participants receive prizes such as travel awards, merchandise and recognition; and/or sponsorship of due diligence meetings;
                       educational, sales or training seminars, conferences and programs; and, (c) Miscellaneous: such as expense allowances and reimbursements; override payments and bonuses; and/or marketing support fees (or allowances) for providing assistance in promoting the sale of our variable products.
Marketing Efforts      We pay for special marketing and distribution benefits such as: inclusion of our products on Financial
                       Intermediary's "preferred list"; participation in or visibility at national and regional conferences;
                       access to Registered Representatives; links to our website from the Financial Intermediary websites; and
                       articles in Financial Intermediary publications highlighting our products and services.

[For the year ended December 31, 2007, Hartford and its affiliates paid approximately $11,800,000, in Additional Payments to Financial Intermediaries in conjunction with the promotion and support of individual life policies.]

[In addition, for the year ended December 31, 2007, Hartford, HESCO and their affiliate, Hartford Life and Annuity Insurance Company, paid $3,500,000, in Additional Payments to an affiliated Financial Intermediary, Woodbury Financial Services, Inc. (an indirect wholly-owned subsidiary of Hartford).]

[As of April 1, 2008, we have entered into arrangements to make Additional Payments to the following Financial Intermediaries: 1st Global, 21st Century Financial, Access Insurance, AG Edwards, AIG, AIM, Aintree Capital, AJF Financial Services, Al Phillips Agency, Allegiance, Alliant Insurance, Alternate Wealth Strategies, American General Securities, Inc., Amerus Life, Amrine Financial Services, Applied Financial Concepts, APS/Best Practices, Arizona State University, Artisa Financial Group, Arvest Asset Management, Asset Preserv. Strategies, AXA, Bank of America, Bank of the West, Bank West Insurance, Banknorth Investment Group, BCG Securities, BDS Financial Service Corp., Beach Financial Services, Belforti Investments, Benco Ins. Svc., Benefit Service Company, BeyCor Insurance, Bison Financial Group, Bisys, Blanksom Agency, Bob Lew & Assoc., Brecek & Young, Brindus Financial Services, Brokerage Resources, Brooke Insurance, C2 Advisors, LLC, Cadaret Grant, Cal National Investments, Capital Analysts, Capital Financial Services, Capital Planning Associates, Cat. Financial Partners, CCO Investments, Cedar Brook Financial, Centara Cap., Centara Capital, Centaurus Financial, Century Wealth Management, Charles Edward Investments, Chen & Chen CPA, Chicago Investment Group, Cipiti & Assoc., CitiGroup/Smith Barney, City Securities, Colonial Bank, Commonwealth, Compass Bank, Compass Financial Directions, Connecta, Cooper Financial Services, Cornerstone Financial Group, Country Club Insurance, Courtland Sec., Covenant Financial Concepts, CPI, Crawford Financial Services, Credit Union Financial Network, Crosswind Strategies, CUNA Mutual, Dave Hils Insurance, David Givnish, CLU, Dawson Financial Group, Denny Wexler Attorney, Economic Concepts, Inc. ("ECI"), Edward Jones, Emerging Money Corporation, Everhart Financial Group, Farm Bureau, Fifth Third, Financial Legacy Group, Financial Network, Financial Network, Financial Planning Association of Rhode Island, First American Insurance Underwriters, First Financial Partners, First Heartland, First Meridian, First Niagra Bank, First Planning, Forester, Fortune Financial Services, Frazier Financial Group, Frenkel Inc., FSC Securities, Genworth Financial, GGS Tax Service, Gill Financial Services, Global Insurance, GLS Financial Consultants, Gregory Financial Services, Grosslight Ins., Gulterert Associates, GWN Securities, H&R Block Financial Advisors, Hamilton Manning, Hammet &

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Green, Harbour Investments, Hartford Life, Haynes Brokerage Group, Hays Co.,
Hays Companies, HBW Columbus, HD Vest, Heritage Wealth Consultants, Hilliard Lyons, Himmelstein Financial, Hochman Cohen Torres LLP, Houston Association of Insurance and Financial Advisors, Inc., HR Companies, Hub International, IFMG, IMC Financial Group, Impire Sec. Independence Capital, Independent, Independent Brokers Network (IBN) Financial Services, Inc., Infinex Investments, Insurance Plus, Investlinc Wealth Services, Investors Capital, Investors Capital Corporation, Janney Montgomery Scott (JMS), JL Gottlieb Agency, John Branum Ins. Svcs., Jonathan Hind Financial Group, JP Morgan Chase, Jyot Financial Ins., Key Investment Services, Kirby Insurance, Kohlhase Insurance, L&M Financial Services, L.A. Broker Inc., Lane Financial Strategies and Concepts, Larry Zapp Assoc., LFA, LFCU Financial, Lincoln Financial Advisors, Linsco Private Ledger, M&I (Marshall & Illsey), M&T Securities, M2, LLC, Major Financial Planning, Maloyan Associates, Market Street Advisors, Marketshare Financial, Marvin Address & Associates, Maxx Financial Partners, Maynard Financial Services, Mercer Health, Merian Financial, Merrill Lynch, MML Investment Services, Inc., Monarch Financial Group, Money Concepts, Morgan Keegan, Morgan Stanley, Morris Financial Group, Inc., Multi Financial, Mundial Group, Mutual Service Corp., National Association Insurance Financial Advisors, National City, Navitas Group, Neil Potts Financial Services, Nelson Financial, Netstreet Brokerage, New Generation Insurance Marketing, Inc., New West Insurance, Newbridge Securities, NEXT Financial Group, Niche Marketing, Northwestern Mutual Legends Capital, One Resource Group, One Source Financial Services, Inc., owR Opinion, Palm Assurance Resc., Paragon Financial Group, Parry Financial, Partners of the West, Patrick Casey, CPA, Pension Plan Solutions, PFS, Pierro Law Group, Pinnacle TAXX, Potomac, PrimeVest Financial Services, Principal Financial Group, Princor Financial Services, Private Banker, QA3 Financial Corp., Quality First, Questar Capital, Rakowski, Raymond James & Associates, RBC Dain Rauscher, Redick Financial Group, Resource Strategies Inc., Resunate Inc., Risk Mgmt. Advisors, River City Group, RM Stark & Co., Robert W. Baird, Rosselot Financial, Royal Alliance, Royalton Financial Group, Ryan Beck & Co., Sagemark Consulting, Sammins Inc., San Diego Stock & Bond Association, Sanford Kutash Agency, Sante Fe Wealth, Securities America, Semaphone Holdings, Sergakis Insurance Agency, SGM, Smith & Condeni, Sorbitz & Co., Sotille Insurance, Source Financial, Southland, Stifel Nicolaus & Co., Inc., Strategic Financial Group, Sullivan Curtis Monroe, TD Banknorth, The Rule Group, Thomas McDonald Partners, Thurston, Springer, Miller, Herd, and Titak, Time Financial, Transamerica Life Co., Trapani Dickens & Ass., UBOC Investment Services, Inc., UBS Financial Services, Inc., Unaffiliated Firms, UnionBanc Investment Services, Unisure Ins. Svcs., United Planners Financial, USA Small Business Solution, USI, Valley Insurance Services, Valmark Securities, Wachovia, Washington Mutual, Wells Fargo, WFG/WGS, Windsor, WM Financial Services, Woodbury Financial Services, Woodruff-Sawyer, Workman Securities, World Financial Group, World Group Securities, Yamasaki Ins. Agency, Zebra Financial. Inclusion on this list does not imply that these sums necessarily constitute "special cash compensation" as defined by FINRA Conduct Rule 2830(I)(4). We will endeavor to update this listing annually and interim arrangements may not be reflected. We assume no duty to notify any investor whether their Sales Representative is or should be included in any such listing. You are encouraged to review the prospectus for each Fund for any other compensation arrangements pertaining to the distribution of Fund shares.]

PREMIUMS

APPLICATION FOR A POLICY -- To purchase a policy you must submit an application to us. Within limits, you may choose the initial Face Amount. Policies generally will be issued only on the lives of insureds between the ages of 20 and 85 who supply evidence of insurability satisfactory to us. Acceptance is subject to our underwriting rules and we reserve the right to reject an application for any reason. No change in the terms or conditions of a policy will be made without your consent. The minimum initial premium is the amount required to keep the policy in force for one month, but not less than $50.

Your policy will be effective on the policy date only after we receive all outstanding delivery requirements and the initial premium payment. The policy date is the date used to determine all future cyclical transactions on the policy, such as Monthly Activity Date and policy years.

PREMIUM PAYMENT FLEXIBILITY -- You have flexibility as to when and in what amounts you pay premiums. Prior to policy issue, you can choose a planned premium, within a range we determined, based on the Face Amount and the insured's sex (except where unisex rates apply), issue age and risk classification. We will send you premium notices for planned premium. Such notices may be sent on an annual, semi-annual or quarterly basis. You may also have premium payments automatically deducted monthly from your checking account. The planned premium and payment mode you select are shown on your policy's specifications page. You may change the planned premium at any time, subject to our minimum amount rules then in effect.

After the first premium has been paid, your subsequent premium payments are flexible. The actual amount and frequency of payment will affect the Account Value and could affect the amount and duration of insurance provided by the policy. Your policy may lapse if the value of your policy becomes insufficient to cover the Monthly Deduction Amounts. In such case you may be required to pay additional premiums in order to prevent the policy from terminating. For details see, "Lapse and Reinstatement."


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                                                                          37

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You may pay additional premiums at any time prior to the scheduled maturity date, subject to the following limitations:

- The minimum premium that we will accept is $50 or the amount required to keep the policy in force.

- We reserve the right to require evidence of insurability for any premium payment that results in an increase in the death benefit greater than the amount of the premium.

-   Any premium payment in excess of $1,000,000 is subject to our approval.

In some cases, applying a subsequent premium payment in a policy year could result in your policy becoming a modified endowment contract (MEC). If we receive a subsequent premium payment that would cause the Policy to become a MEC, we will follow these procedures:

- If the premium is received more than 20 calendar days prior to the Policy Anniversary Date or if it is greater than your planned premium, we will apply the premium to the Policy. We will notify you in writing that your Policy has become a MEC and provide you with the opportunity to correct the MEC status as specified in the notice. You have 2 weeks from the date of the notice to respond.

- If we receive the premium within 20 calendar days prior to the policy anniversary date and it is less than or equal to the planned premium, the premium payment will be considered not in good order. We will hold the payment without interest and credit it to the policy on the policy anniversary date. If the policy anniversary date is not a Valuation Date, the payment will then be credited on the next Valuation Date following the policy anniversary. The owner will be notified of our action after the premium payment has been credited.

These procedures may not apply if there has been a material change to your policy that impacts the 7-pay limit or 7-pay period because the start of the 7-pay year may no longer coincide with your policy anniversary.

In some cases, applying a subsequent premium payment in a policy year could cause your Policy to fail the definition of life insurance. If we receive a subsequent premium payment that would cause the Policy to fail the definition of life insurance, the premium payment will be considered not in good order and we will follow these procedures:

- If the premium is received more than 20 calendar days prior to the Policy Anniversary Date or if it is greater than your planned premium, we will return the excess premium payment to you and await further instructions.

- If we receive the premium within 20 calendar days prior to the policy anniversary date and it is less than or equal to the planned premium, we will hold the payment without interest and credit the premium payment on the policy anniversary date. If the policy anniversary date is not a Valuation Date, the payment will then be credited on the next Valuation Date following the policy. The owner will be notified of our action after the premium payment has been credited.

ALLOCATION OF PREMIUM PAYMENTS

Premium payments are not applied to the Policy until they are received in good order at the addresses below or received by us via wire.

INITIAL NET PREMIUM -- During the application process, you choose how you want to allocate your initial Net Premium among the Sub-Accounts and the Fixed Account on the premium allocation form. Any Net Premium received by us in good order prior to the end of the Right to Examine Period, will be allocated to the Hartford Money Market HLS Fund Sub-Account based on the next computed value of the Hartford Money Market HLS Fund Sub-Account. Upon the expiration of the Right to Examine Period, we will automatically allocate the value in the Hartford Money Market HLS Fund to the Fixed Account (if applicable) and the Sub-Accounts according to your premium allocation instructions. (For policies issued by Hartford Life Insurance Company, if your policy was issued as a result of a replacement, we will automatically move the money from the Hartford Money Market HLS Fund Sub-Account to the Sub-Accounts and the Fixed Account based on the instructions in the application 10 days after the policy was issued, not at the end of the Free Look period.)

SUBSEQUENT NET PREMIUMS -- For subsequent Net Premium Payments, you may send allocation instructions to the addresses shown below in accordance with our then current procedures. If you make a subsequent premium payment and do not provide us with allocation instructions, we will allocate the premium payment among the Sub-Accounts and the Fixed Account in accordance with your most recent allocation instructions. Any allocation instructions will be effective upon receipt by us in good order and will apply only to premium payments received on or after that date. Subsequent premium payments received by us in good order will be credited to your Policy based on the next computed value of a Sub-Account following receipt of your premium payment. Net Premiums allocated to the Fixed Account will be credited to your Policy on the business day they are received.

You may not exceed twenty (20) investment choices at any given time and the percentage you allocate to each Sub-Account and/or the Fixed Account must be in whole percentages.

HOW TO SEND PREMIUM PAYMENTS:

MAIL

You should send premium payments to the following lockbox address:

The Hartford
PO Box 64273
St. Paul, MN 55164-0273

or

To our Individual Life Operations Center at:

The Hartford
500 Bielenberg Drive
Woodbury, MN 55125

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38

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WIRE

You may also arrange to pay your premium payments by wire. To wire payments call 1-800-231-5453 or email LifeService@Hartfordlife.com.

Mailed premium payments not sent to either of the addresses stated above will be considered not in good order. We will reroute the payment and apply it on the Valuation Date when it is received at the correct location and is determined to be in good order. You can also arrange to make premium payments by wire transfers.

You will receive several different types of notifications as to what your current premium allocation is. Each transaction confirmation received after we receive a premium payment will show how a Net Premium has been allocated. Additionally, each quarterly statement summarizes the current premium allocation in effect for your policy.

If your most recent premium allocation instructions include a Fund (merging
Fund) that has been merged into another Fund (surviving Fund) and we do not receive alternative instructions, we will allocate the premium among the Sub-Accounts and the Fixed Account based on your most recent allocation instructions, except that we will apply the premium that would have been allocated to the merging Fund to the surviving Fund. If your most recent premium allocation instructions include a Fund that has been liquidated, generally, unless we receive alternative instructions, we will reject the premium as "not in good order" and seek alternative instructions. Please note that if your most recent allocation instructions include a Fund that we merged or liquidated and your premium payments are made through ACH (wire service), we will reject that premium payment as "not in good order" and seek alternative instructions.

If you mail or fax us a transfer or premium payment request with premium allocation or transfer instructions and those premium allocation or transfer instructions request a that premium or policy value be allocated to a Fund that has been merged or liquidated, we will reject that request as "not in good order" and seek alternative instructions.

ACCUMULATION UNITS -- Net Premiums allocated to the Sub-Accounts are used to credit accumulation units to such Sub-Accounts.

The number of accumulation units in each Sub-Account to be credited to a policy (including the initial allocation to the Hartford Money Market Sub-Account) and the amount to be credited to the Fixed Account will be determined, first, by multiplying the Net Premium by the appropriate allocation percentage in order to determine the portion of Net Premiums or transferred Account Value to be invested in the Fixed Account or the Sub-Account. Each portion of the Net Premium or transferred Account Value to be invested in a Sub-Account is then divided by the accumulation unit value in a particular Sub-Account next computed following its receipt. The resulting figure is the number of accumulation units to be credited to each Sub-Account.

ACCUMULATION UNIT VALUES -- The accumulation unit value for each Sub-Account will vary to reflect the investment experience of the applicable Fund and will be determined on each Valuation Day by multiplying the accumulation unit value of the particular Sub-Account on the preceding Valuation Day by the net investment factor for that Sub-Account for the Valuation Period then ended. The net investment factor for each of the Sub-Accounts is equal to the net asset value per share of the corresponding Fund at the end of the Valuation Period (plus the per share amount of any dividend or capital gain distributions paid by that Fund in the Valuation Period then ended) divided by the net asset value per share of the corresponding Fund at the beginning of the Valuation Period.

All valuations in connection with a policy, (i.e, with respect to determining Account Value, in connection with policy loans, or in calculation of death benefits, or with respect to determining the number of accumulation units to be credited to a policy with each premium payment other than the initial premium payment) will be made on the date the request or payment is received by us in good order at the Individual Life Operations Center, provided such date is a Valuation Day; otherwise such determination will be made on the next succeeding date which is a Valuation Day. Requests for Sub-Account transfers or premium payments received on any Valuation Day in good order after the close of the NYSE or a non-Valuation Day will be invested on the next Valuation Day.

ACCOUNT VALUES -- Each policy will have an Account Value. There is no minimum guaranteed Account Value.

The Account Value of a policy changes on a daily basis and will be computed on each Valuation Day. The Account Value will vary to reflect the investment experience of the Sub-Accounts, the interest credited to the Fixed Account and the Loan Account, and the Monthly Deduction Amounts, Net Premiums paid, and any withdrawals taken.

A policy's Account Value is related to the net asset value of the Funds associated with the Sub-Accounts, if any, to which Net Premiums on the policy have been allocated. The Account Value in the Sub-Accounts on any Valuation Day is calculated by, first, multiplying the number of accumulation units in each Sub-Account as of the Valuation Day by the then current value of the accumulation units in that Sub-Account and then totaling the result for all of the Sub-Accounts. A policy's Account Value equals the policy's value in all of the Sub-Accounts, the Fixed Account, and the Loan Account. A policy's Cash Value is equal to the Account Value less any applicable surrender charges. A policy's Cash Surrender Value, which is the net amount available upon surrender of the policy, is the Cash Value less any Indebtedness. See "Accumulation Unit Values," above.

We will pay death proceeds, Cash Surrender Values, withdrawals, and loan amounts allocable to the Sub-Accounts within seven calendar days after we receive all the information needed to process the payment, unless the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the Securities and Commission or the Commission declares that an emergency exists.

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                                                                          39

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DEATH BENEFITS AND POLICY VALUES

DEATH BENEFIT -- Your policy provides for the payment of the death proceeds to the named beneficiary upon receipt of due proof of the death of the last surviving insured. Your policy will be effective on the policy Date only after we receive all outstanding delivery requirements and the initial premium payment. You must notify us in writing as soon as possible after the death of either insured. The death proceeds payable to the beneficiary equal the death benefit less any Indebtedness and less any due and unpaid Monthly Deduction Amount occurring during a grace period. The death benefit depends on the death benefit option you select and the minimum death benefit provision.

DEATH BENEFIT OPTIONS -- You have four death benefit options available. Options A, B and C are available when you purchase your policy. Option D is not available when you purchase your policy, however, you may change from Option B to Option D.

- OPTION A (LEVEL OPTION) Under this option, the death benefit is the current Face Amount. Of the available options, Option A provides the lowest amount of Death Benefit protection and also costs the policy owner the least since cost of insurance charges are applied to the Amount at Risk and the Amount at Risk is the lowest with Option A. Option A should be considered when a policy owner wants a certain level of life insurance protection.

- OPTION B (RETURN OF ACCOUNT VALUE OPTION) Under this option, the death benefit is the current Face Amount, plus the Account Value on the date we receive due proof of the insured's death. Policy owners who would like to put large amounts of premium into the policy with the potential of increasing their death benefit might consider Option B. The annual premium payable with respect to section 7702 of the IRC is highest under the Option B death benefit option.

- OPTION C (RETURN OF PREMIUM OPTION) Under this option, the death benefit is the current Face Amount, plus the sum of the premiums paid less withdrawals. This death benefit option is subject to an overall maximum, which is currently the Face Amount plus $5 million. However, an overall maximum of the Face Amount plus $10 million may be available subject to underwriting approval and will be shown in your policy. Policy owners may consider this option if the policy is part of a split dollar arrangement where one beneficiary may be entitled to the face amount and another to the premiums paid.

- OPTION D (DECREASING OPTION) Option D is only available by switching from Option B to Option D. Under this option, the death benefit is the current Face Amount, plus the lesser of:

       - the Account Value on the date we receive due proof of the last surviving insured's death; or

       - the Account Value on the date of the change from death benefit Option B (Return of Account Value) to Option D (Decreasing Option), reduced by any withdrawals.

Policy Owners may consider switching to this option from Option B if they would like to potentially minimize their Amount at Risk (and therefore potentially minimize their cost of insurance charges) through potential increases in Account Value without having to provide evidence of insurability which would be required when changing to Option A from Option B.

DEATH BENEFIT OPTION CHANGES -- You may change your death benefit option by notifying us in writing. Any change will become effective on the Monthly Activity Date following the date we receive your requests. If the last surviving insured dies before the Monthly Activity Date after we receive your request, we will pay the death benefit as if you had never changed your death benefit option.

The following changes are allowed without evidence of insurability:

- You may change Option A (Level Option) to Option B (Return of Account Value Option). If you do, the Face Amount will become that amount available as a death benefit immediately prior to the option change, decreased by the then current Account Value.

- You may change from Option B (Return of Account Value Option) to Option D (Decreasing Option). The Option D death benefit is the current Face Amount increased by the lesser of:

       - The Account Value on the date we receive due proof of death of the last surviving insured; or

       - The Account Value on the date you changed the death benefit option from Option B (Return of Account Value) to Option D (Decreasing Option), reduced by any withdrawals.

- You may change Option C (Return of Premium Option) to Option A (Level Option). If you do, the Face Amount will become that amount available as a death benefit immediately prior to the option change.

In addition, you may change from Option B (Return of Account Value Option) to Option A (Level Option). However, if this change would result in a Face Amount that exceeds our guidelines and limitations that may be in effect, you must provide evidence of insurability satisfactory to us. If you do, the Face Amount will become the Face Amount immediately prior to the option change increased by the Account Value on the date of the option change.

You should consult a tax adviser regarding the possible adverse tax consequences resulting from a change in your death benefit option.

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40

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MINIMUM DEATH BENEFIT -- The policy must satisfy a death benefit compliance test to qualify as life insurance under section 7702 of the Internal Revenue Code.
The test effectively requires that the death benefit always be equal to or greater than the Account Value multiplied by a certain percentage. Your policy has a minimum death benefit. We will automatically increase the death benefit so that it will never be less than the Account Value multiplied by the minimum death benefit percentage for the then current year. This percentage varies according to the policy year and each insured's issue age, sex (where unisex rates are not used) and insurance class. This percentage will never be less than 100% or greater than 1400%. The specified percentage applicable to you is listed on the specifications page of your policy.

EXAMPLES OF MINIMUM DEATH BENEFIT:

                                                              A           B
--------------------------------------------------------------------------------
 Face Amount                                                $100,000    $100,000
 Account Value                                                46,500      34,000
 Specified Percentage                                           250%        250%
 Death Benefit Option                                          Level       Level

In Example A, the death benefit equals $116,250, i.e., the greater of $100,000 (the Face Amount) or $116,250 (the Account Value at the date of death of $46,500, multiplied by the specified percentage of 250%). This amount, less any outstanding Indebtedness, constitutes the death proceeds payable to the beneficiary.

In Example B, the death benefit is $100,000, i.e., the greater of $100,000 (the Face Amount) or $85,000 (the Account Value of $34,000, multiplied by the specified percentage of 250%).

UNSCHEDULED INCREASES AND DECREASES IN FACE AMOUNT -- At any time after the first policy year, you may request in writing to change the Face Amount. The minimum amount by which the Face Amount can be increased or decreased is based on our rules then in effect.

We reserve the right to limit the number of increases or decreases made under a policy to no more than one in any 12 month period.

All requests to increase the Face Amount must be applied for on a new application and accompanied by your policy. All requests will be subject to evidence of insurability satisfactory to us. Any increase approved by us will be effective on the Monthly Activity Date shown on the new policy specifications page, provided that the Monthly Deduction Amount for the first month after the effective date of the increase is made. Each unscheduled increase in Face Amount is subject to an increase fee of 1/12 of $1 per $1,000 of each increase per month for the first twelve months from the effective date of each increase. This amount will not be less than 1/12 of $500 but not greater than 1/12 of $3,000.

A decrease in the Face Amount will be effective on the Monthly Activity Date following the date we receive your request in writing. The remaining Face Amount must not be less than that specified in our minimum rules then in effect.

CHARGES AND POLICY VALUES -- Your policy values decrease due to the deduction of policy charges. Policy values may increase or decrease depending on investment performance; investment expenses and fees reduce the investment performance of the Sub-Accounts. Fluctuations in your account value may have an effect on your death benefit. If your policy lapses, the policy terminates and no death benefit will be paid.

MAKING WITHDRAWALS FROM YOUR POLICY

SURRENDER -- Provided your policy has a Cash Surrender Value, you may surrender your policy to us. In such case you may be subject to a surrender charge, see "Surrender Charge." We will pay you the Cash Surrender Value. Our liability under the policy will cease as of the date we receive your request in writing, or the date you request your surrender, whichever is later.

WITHDRAWALS -- One withdrawal is allowed per calendar month. You may request a withdrawal in writing. The minimum withdrawal allowed is $500. The maximum partial withdrawal is the Cash Surrender Value, minus $1000. If the death benefit option then in effect is Option A or Option C, the Face Amount will be reduced by reduction of Account Value as a result of the withdrawal. Unless specified, the withdrawal will be deducted on a pro rata basis from the Fixed Account and the Sub-Accounts. You may be assessed a charge of up to $10 for each withdrawal.

LOANS

AVAILABILITY OF LOANS -- At any time while the Policy is in force and has a Cash Surrender Value, You may obtain a loan from Us. We will hold the Policy as sole security for repayment of any such loans taken. We may defer granting a loan, for the period permitted by law but not more than six months, unless the loan is to be used to pay premiums on any policies You have with Us. The minimum loan amount that we will allow is $500. In Tennessee there is no minimum.

When you take a loan, an amount equal to the loan is transferred from your investment choices to the Loan Account as collateral.

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                                                                          41

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Unless you specify otherwise, all loan amounts will be transferred on a pro rata basis from the Fixed Account and each of the Sub-Accounts to the Loan Account.

If total Indebtedness equals or exceeds the Cash Value on any Monthly Activity Date, the policy will then go into default. See "Lapse and Reinstatement."

LOAN REPAYMENTS -- You can repay all or any part of a loan at any time while your policy is in force and either of the insureds' is alive. The amount of your policy loan repayment will be deducted from the Loan Account. It will be allocated among the Fixed Account and Sub-Accounts in the same percentage as premiums are allocated. All loan repayments must be clearly marked as such. Any payment not clearly marked as a loan repayment will be considered to be a premium payment.

EFFECT OF LOANS ON ACCOUNT VALUE -- A loan, whether or not repaid, will have a permanent effect on your Account Value and Death Benefit. This effect occurs because the investment results of each Sub-Account will apply only to the amount remaining in such Sub-Accounts. In addition, the rate of interest credited to the Fixed Account will usually be different than the rate credited to the Loan Account. The longer a loan is outstanding, the greater the effect on your Account Value is likely to be. Such effect could be favorable or unfavorable. If the Fixed Account and the Sub-Accounts earn more than the annual interest rate for funds held in the Loan Account, your Account Value will not increase as rapidly as it would have had no loan been made. If the Fixed Account and the Sub-Accounts earn less than the Loan Account, then your Account Value will be greater than it would have been had no loan been made. Additionally, if not repaid, the aggregate amount of the outstanding Indebtedness will reduce the death proceeds and the Cash Surrender Value otherwise payable.

EFFECT OF LOANS ON NO LAPSE GUARANTEE -- The No Lapse Guarantee will not protect the policy from lapsing if there is policy Indebtedness. Therefore, you should carefully consider the impact of taking policy loans during the No Lapse Guarantee Period.

CREDITED INTEREST -- Any amounts in the Loan Account will be credited with interest at an annual rate of 3.0%.

INTEREST CHARGED ON INDEBTEDNESS -- Interest will accrue daily on the Indebtedness at the policy loan rate. Because the interest charged on Indebtedness may exceed the rate credited to the Loan Account, the Indebtedness may grow faster than the Loan Account. If this happens, additional collateral will be transferred to the Loan Account. The additional collateral equals the difference between the Indebtedness and the value of the Loan Account. The additional collateral, if any, will be transferred on each Monthly Activity Date from the Fixed Account and the Sub-Accounts to the Loan Account on a pro rata basis.

POLICY LOAN RATES -- The table below shows the maximum interest rates we will charge on your Indebtedness.

                                                 CURRENT          GUARANTEED
                                                LOAN RATE          LOAN RATE
               POLICY YEAR                       CHARGED            CHARGED
--------------------------------------------------------------------------------
                   1-10                           5.00%              5.00%
                   11+                            3.00%              4.00%

LAPSE AND REINSTATEMENT

POLICY DEFAULT AND LAPSE -- Your Policy will be in default on any Monthly Activity Date on which either:

- The Account Value is not sufficient to cover the Monthly Deduction Amount and the No Lapse Guarantee is not available; or

-   The Indebtedness exceeds the Cash Value.

If the policy goes into default, we will send you a lapse notice warning you that the policy is in danger of terminating.

That lapse notice will tell you the minimum premium required to keep the policy from terminating. The minimum premium will be no greater than an amount that results in a Cash Surrender Value equal to the three Monthly Deduction Amounts as of the date your policy goes into default. That notice will be mailed both to you, and any assignee, on the first day the policy goes into default, at your last known address.

GRACE PERIOD -- We will keep your policy inforce for the 61 day period following the date your policy goes into default. We call that period the policy Grace Period. However, if we have not received the required premiums (specified in your lapse notice) by the end of the policy Grace Period, the policy will terminate. If the last surviving insured dies during the Grace Period, we will pay the death benefit.

NO-LAPSE GUARANTEE -- If available, the No-Lapse Guarantee prevents your policy from lapsing even if there is insufficient policy value to cover the policy charges unless there is Indebtedness. There is not a separate charge for the No-Lapse Guarantee, however, the No-Lapse Guarantee is only available if:

- At least one of the insureds is insurable and age 75 or younger on the Policy Date;

-   The No-Lapse Guarantee Period has not expired; and

- On each Monthly Activity Date during the No-Lapse Guarantee Period, the cumulative premiums paid into the policy, less Indebtedness and less withdrawals, equal or exceed the Cumulative No-Lapse Guarantee Premium.

-   There is no Indebtedness.

The No-Lapse Guarantee is based on the issue age of the younger insured, unless the insured is uninsurable, then we will base the period on the older insured. It is available for all issue ages with a minimum No-Lapse Guarantee Period of 5 years.

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42

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Starting on the effective date of your policy, the length of the No-Lapse
Guarantee Period is:

-   20 years for issue ages up to age 55; or

- For issue ages 56-69, the period is the number of years resulting from subtracting the issue age from the number 75; or

-   5 years for issue ages 70 and above.

The Cumulative No-Lapse Guarantee Premium is the premium required to maintain the No-Lapse Guarantee. On the Policy Date, the Cumulative No-Lapse Guarantee Premium is the Monthly No-Lapse Guarantee Premium shown in your Policy. On each Monthly Activity Date thereafter, the Cumulative No-Lapse Premium is:

- The Cumulative No-Lapse Guarantee Premium on the previous Monthly Activity Date; plus

-   The current Monthly No-Lapse Guarantee Premium.

While the No-Lapse Guarantee is available, we guarantee that your policy will not lapse and your Death Benefit will be at least equal to the Face Amount. If the last surviving insured dies while the No-Lapse Guarantee is available, we will pay the death proceeds.

If there is any increase or decrease in the Face Amount, or any change in rider coverage or a change in insurance class, a new monthly No-Lapse Guarantee Premium will be calculated. We will send you a notice of the new monthly No-Lapse Guarantee Premium, which will be used in calculating the Cumulative No-Lapse Guarantee Premium in subsequent months.

REINSTATEMENT -- Unless the policy has been surrendered for its Cash Surrender Value, the policy may be reinstated prior to the anniversary following the younger insured's 120th birthday, provided:

- the insureds alive at the end of the grace period are also alive on the date of reinstatement;

- You make your request in writing within three years (5 years in some states) from the date the policy lapsed;

-   You submit to us satisfactory evidence of insurability;

-   any policy Indebtedness is repaid or carried over to the reinstated policy;
    and

- You pay sufficient premium to (1) cover all Monthly Deduction Amounts that are due and unpaid during the Grace Period and (2) keep your policy in force for three months after the date of reinstatement.

If the policy lapse occurs because the Account Value is not sufficient to cover the Monthly Deduction Amount, then the Account Value on the reinstatement date equals:

-   The Cash Value on the date of policy termination; plus

- Net Premiums attributable to premiums paid at the time of policy reinstatement; minus

-   The Monthly Deduction Amounts that were due and unpaid during the Grace
    Period.

If the policy lapse occurs because the Indebtedness exceeds the Cash Value, then the Account Value on the reinstatement date equals:

-   The Cash Value on the date of policy termination; plus

- Net Premiums attributable to premiums paid at the time of policy reinstatement; minus

- The Monthly Deduction Amounts that were due and unpaid during the Grace Period; plus

-   The Surrender Charge at the time of reinstatement.

This means that upon Reinstatement, the Account Value of the reinstated policy is reduced to reflect the Monthly Deduction Amounts that were due and unpaid during the Grace Period.

The Surrender Charge, if any, that will be assessed upon the surrender of any reinstated policy, will be calculated based on the policy duration from the original Policy Date and as though the policy had never lapsed.

FEDERAL TAX CONSIDERATIONS

IRS CIRCULAR 230 NOTICE: The tax information contained in this Prospectus is not intended to (and cannot) be used by anyone to avoid IRS penalties. It is intended to support the sale of the Policy. The Policyholder should seek tax advice based on its particular circumstances from an independent tax advisor.

INTRODUCTION

The following summary of tax rules does not provide or constitute any tax advice. It provides only a general discussion of certain of the expected federal income tax consequences with respect to amounts contributed to, invested in or received from a Contract, based on our understanding of the existing provisions of the Code, Treasury Regulations thereunder, and public interpretations thereof by the IRS (e.g., Revenue Rulings, Revenue Procedures or Notices) or by published court decisions. This summary discusses only certain federal income tax consequences to United States Persons, and does not discuss state, local or foreign tax consequences. The term United States Persons means citizens or residents of the United States, domestic corporations, domestic partnerships, trust or estates that are subject to United States federal income tax, regardless of the source of their income. See "Life Insurance Purchases by Nonresident Aliens and Foreign Entities," regarding life insurance purchases by non-U.S. Persons.

This summary has been prepared by us after consultation with tax counsel, but no opinion of tax counsel has been obtained. We do not make any guarantee or representation regarding any tax status (e.g., federal, state, local or foreign) of any Contract or any transaction involving a Contract. In addition, there is

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always a possibility that the tax treatment of a life insurance contract could change by legislation or other means (such as regulations, rulings or judicial decisions). Moreover, it is always possible that any such change in tax treatment could be made retroactive (that is, made effective prior to the date of the change). Accordingly, you should consult a qualified tax adviser for complete information and advice before purchasing a Contract.

In addition, this discussion does not address many of the tax consequences if you use the Contract in various arrangements, including tax-qualified retirement arrangements, deferred compensation plans, split-dollar insurance arrangements, or other employee benefit arrangements. The tax consequences of any such arrangement may vary depending on the particular facts and circumstances of each individual arrangement and whether the arrangement satisfies certain tax qualification requirements or falls within a potentially adverse and/or broad tax definition or tax classification (e.g., for a deferred compensation or split-dollar arrangement). In addition, the tax rules affecting such an arrangement may have changed recently, e.g., by legislation or regulations that affect compensatory or employee benefit arrangements. Therefore, if you are contemplating the use of a Contract in any arrangement the value of which to you depends in part on its tax consequences, you should consult a qualified tax adviser regarding the tax treatment of the proposed arrangement and of any Contract used in it.

THE DISCUSSION SET FORTH BELOW IS INCLUDED FOR GENERAL PURPOSES ONLY. SPECIAL TAX RULES MAY APPLY WITH RESPECT TO CERTAIN SITUATIONS THAT ARE NOT DISCUSSED HEREIN. EACH POTENTIAL PURCHASER OF A CONTRACT IS ADVISED TO CONSULT WITH A QUALIFIED TAX ADVISER AS TO THE CONSEQUENCES OF ANY AMOUNTS INVESTED IN A CONTRACT UNDER APPLICABLE FEDERAL, STATE, LOCAL OR FOREIGN TAX LAW.

TAXATION OF HARTFORD AND THE SEPARATE ACCOUNT

The Separate Account is taxed as a part of Hartford which is taxed as a life insurance company under Subchapter L of Chapter 1 of the Code. Accordingly, the Separate Account will not be taxed as a "regulated investment company" under Subchapter M of Chapter 1 of the Code. Investment income and realized capital gains on the assets of the Separate Account (the underlying Funds) are reinvested and are taken into account in determining the value of the Accumulation Units. As a result, such investment income and realized capital gains are automatically applied to increase reserves based on the policy.

Currently, no taxes are due on interest, dividends and short-term or long-term capital gain earned by the Separate Account with respect to the policies. Hartford is entitled to certain tax benefits related to the investment of company assets, including assets of the Separate Account. These tax benefits, which may include the foreign tax credit and the corporate dividends received deduction, are not passed back to you since Hartford is the owner of the assets from which the tax benefits are derived.

INCOME TAXATION OF POLICY BENEFITS -- GENERALLY

For federal income tax purposes, the Policies should be treated as life insurance contracts under Section 7702 of the Code. The death benefit under a life insurance contract is generally excluded from the gross income of the beneficiary. However, there are exceptions to this general rule. For example, the death benefit will be taxable in the case of a transfer-for-value, unless certain exceptions apply. Also, a life insurance policy owner is generally not taxed on increments in the contract value prior to a receipt of some amount from the policy, e.g., upon a partial or full surrender. Section 7702 imposes certain limits on the amounts of the premiums paid and cash value accumulations in a policy, in order for it to remain tax-qualified as a life insurance contract. We intend to monitor premium and cash value levels to assure compliance with the
Section 7702 requirements.

Although we believe that the Last Survivor Policies are in compliance with
Section 7702 of the Code, the manner in which Section 7702 should be applied to certain features of a joint survivorship life insurance contract is not directly addressed by Section 7702. In the absence of final regulations or other guidance issued under Section 7702, there is necessarily some uncertainty whether a last survivor life insurance policy will meet the Section 7702 definition of a life insurance contract.

At the time We issue the Policy, You must irrevocably elect one of the following tests to qualify the Policy as life insurance under section 7702 of the Code:
(a) the cash value accumulation test; or (b) the guideline premium and cash value corridor test.

Under the cash value accumulation test, a Policy's Death Benefit must be large enough to ensure that the Policy's Account Value is never larger than the net single premium that is needed to fund future benefits under the Policy. The net single premium under the Policy varies according to the age(s), sex(es) and underwriting class(s) of the insured(s) and is calculated in accordance with section 7702 and used to determine the minimum death benefit percentages stated in the Policy.

The guideline premium and cash value corridor test is made up of two components, each of which must be satisfied in order to qualify as life insurance under section 7702. Under the guideline premium portion of the test, the total premiums you pay cannot exceed your Policy's guideline premium limit. The guideline premium limit is the greater of the guideline single premium or the sum of the guideline level premiums to date. Under the cash value corridor portion of the test, the Policy's Death Benefit may not be less than the Policy Account Value multiplied by the minimum death benefit percentages set forth in section 7702 (and stated in the Policy).

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There is some uncertainty as to the proper determination of the premium limits for purposes of section 7702 and 7702A in the case of policies involving substandard risks. We believe our method of addressing substandard risks is reasonable, but the IRS could take a contrary view. Accordingly, there is a risk that the IRS could contend that certain policies involving substandard risks fail to meet the definition of life insurance in section 7702 or should be considered modified endowment contracts.

We also believe that any loan received under a policy will be treated as indebtedness of the policy owner, and that no part of any loan under a policy will constitute income to the policy owner unless the policy is a modified endowment contract. There is a risk that the IRS could contend that certain preferred policy loans might not be loans for tax purposes. Instead, the IRS could treat these loans as distributions from the policy. If so, such amounts might be currently taxable. A surrender or assignment of the policy may have tax consequences depending upon the circumstances. Policy owners should consult a qualified tax adviser concerning the effect of such transactions.

During the first fifteen policy years, an "income first" rule generally applies to distributions of cash required to be made under Code Section 7702 because of a reduction in benefits under the policy.

The Last Survivor Exchange Option Rider permits, under limited circumstances, a policy to be split into two individual policies on the life of each of the insureds. A policy split may have adverse tax consequences. It is unclear whether a policy split will be treated as a nontaxable exchange or transfer under the Code. Unless a policy split is so treated, among other things, the split or transfer will result in the recognition of taxable income on the gain in the policy. In addition, it is unclear whether, in all circumstances, the individual policies that result from a policy split would be treated as life insurance policies under Section 7702 of the Code or would be classified as modified endowment contracts. The policy owner should consult a qualified tax adviser regarding the possible adverse tax consequences of a policy split.

DIVERSIFICATION REQUIREMENTS

The Code requires that each sub-account of the Separate Account supporting your policy be adequately diversified. Code Section 817(h) provides that a variable life insurance contract will not be treated as a life insurance contract for any period during which the investments made by the separate account or underlying fund are not adequately diversified. If a contract is not treated as a life insurance contract, the policy owner will be subject to income tax on annual increases in cash value.

The Treasury Department's diversification regulations under Code Section 817(h) require, among other things, that:

- no more than 55% of the value of the total assets of a segregated asset account underlying a variable contract is represented by any one investment,

-   no more than 70% is represented by any two investments,

-   no more than 80% is represented by any three investments and

-   no more than 90% is represented by any four investments.

In determining whether the diversification standards are met, all securities of the same issuer, all interests in the same real property project, and all interests in the same commodity are each treated as a single investment. In the case of government securities, each government agency or instrumentality is treated as a separate issuer.

A separate account must be in compliance with the diversification standards on the last day of each calendar quarter or within 30 days after the quarter ends. If an insurance company inadvertently fails to meet the diversification requirements, the company may still comply within a reasonable period and avoid the taxation of contract income on an ongoing basis. However, either the insurer or the policy owner must agree to pay the tax due for the period during which the diversification requirements were not met.

OWNERSHIP OF THE ASSETS IN THE SEPARATE ACCOUNT

In order for a variable life insurance contract to qualify for income tax deferral, assets in the separate account supporting the contract must be considered to be owned by the insurance company, and not by the contract owner, for tax purposes. The IRS has stated in published rulings that a variable contract owner will be considered the "owner" of separate account assets for income tax purposes if the contract owner possesses sufficient incidents of ownership in those assets, such as the ability to exercise investment control over the assets. In circumstances where the variable contract owner is treated as the "tax owner" of certain separate account assets, income and gain from such assets would be includable in the variable contract owner's gross income. The Treasury Department indicated in 1986 that, in regulations or revenue rulings under Code Section 817(d) (relating to the definition of a variable contract), it would provide guidance on the extent to which contract owners may direct their investments to particular sub-accounts without being treated as tax owners of the underlying shares. Although no such regulations have been issued to date, the IRS has issued a number of rulings that indicate that this issue remains subject to a facts and circumstances test for both variable annuity and life insurance contracts.

For instance, the IRS in Rev. Rul. 2003-92 reiterated its position in prior rulings that, where shares in a fund offered in an insurer's separate account are not available exclusively through the purchase of a variable insurance contract (e.g., where such shares can be purchased directly by the general public or others without going through such a variable contract), such "public availability" means that such shares should be treated as owned directly by the contract owner (and not by the insurer) for tax purposes, as if such contract owner had chosen instead to purchase such shares directly (without going through the variable contract). None of the shares or other interests in the fund choices offered in our Separate Account for your Contract

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are available for purchase except through an insurer's variable contracts and other permitted entities.

The IRS in Rev. Rul. 2003-91 also indicated that an insurer could provide as many as 20 fund choices for its variable contract owners (each with a general investment strategy, e.g., a small company stock fund or a special industry fund) under certain circumstances, without causing such a contract owner to be treated as the tax owner of any of the underlying fund assets. The ruling does not specify the number of fund options, if any, that might prevent a variable contract owner from receiving favorable tax treatment. As a result, we believe that any owner of a Contract also should receive the same favorable tax treatment. However, there is necessarily some uncertainty here as long as the IRS continues to use a facts and circumstances test for investor control and other tax ownership issues. Therefore, we reserve the right to modify the Contract as necessary to prevent you from being treated as the tax owner of any underlying assets.

DISTRIBUTIONS OTHER THAN DEATH BENEFITS

Under existing provisions of the Code, increases in a policy owner's contract value are generally not taxable to the policy owner unless amounts are received (or are deemed to be received) under the policy prior to the insured's death. If there is a total withdrawal from the policy, then the surrender value will be includable in the policy owner's income to the extent that the amount received exceeds the policy's "basis" or "investment in the contract." (If there is any debt at the time of a total withdrawal, then such debt will be treated as an amount distributed to the policy owner.) The "investment in the contract" is the aggregate amount of premium payments and other consideration paid for the policy, less the aggregate amount received under the policy previously to the extent such amounts received were excludable from gross income. Whether partial withdrawals (or loans or other amounts deemed to be received) from the policy constitute income to the policy owner depends, in part, upon whether the policy is considered a modified endowment contract for federal income tax purposes, as described below.

MODIFIED ENDOWMENT CONTRACTS

Code Section 7702A applies an additional limit on premiums paid, the "seven-pay" test, to life insurance contracts. The seven-pay test provides that premiums cannot be paid at a rate more rapidly than that allowed by the payment of seven annual premiums using specified computational rules described in Section 7702A(c). A modified endowment contract ("MEC") is a life insurance policy that satisfies the Section 7702 definition of a life insurance contract and either:
(i) fails the seven-pay test of Section 7702A or (ii) is exchanged for a MEC. A policy fails the seven-pay test if the accumulated amount paid into the policy at any time during the first seven policy years (or during any later seven-year test period) exceeds the sum of the net level premiums that would have been paid up to that point if the policy provided for paid-up future benefits after the payment of seven level annual premiums. Computational rules for the seven-pay test are described in Section 7702A(c).

A new seven-pay test and seven-year test period may be applied each time that a policy undergoes a material change, which includes an increase in the Face Amount. In addition, where the death benefit is payable only upon the death of a surviving insured individual, if there is a reduction in benefits under the policy at any time, the seven-pay test is applied retroactively as if the policy always had the reduced benefit level from the date of issue. Any reduction in benefits attributable to the nonpayment of premiums will not be taken into account for purposes of the seven-pay test if the benefits are reinstated within 90 days after the reduction.

A policy that is classified as a MEC is eligible for certain aspects of the beneficial tax treatment accorded to life insurance. That is, the death benefit is generally excluded from income tax and increments in contract value are not subject to current income tax (prior to an actual or deemed receipt of some amount). However, if the contract is classified as a MEC, then withdrawals and other amounts received or deemed received from the contract will be treated first as withdrawals of income and then as a tax-free recovery of premium payments or other basis. Thus, withdrawals will be includable in income to the extent the contract value exceeds the unrecovered basis. Also, the income portion of any amount received or deemed received prior to age 59 1/2 is subject to an additional 10% penalty tax, with certain exceptions. The amount of any loan (including unpaid interest thereon) under the contract will be treated as an amount received from the contract for income tax and additional 10% penalty tax purposes. In addition, if the policy owner assigns or pledges any portion of the value of a contract (or agrees to assign or pledge any portion), then such portion will be treated as an amount received from the contract for tax purposes. The policy owner's basis in the contract is increased by the amount includable in income with respect to such assignment, pledge or loan, though it is not affected by any other aspect of the assignment, pledge or loan (including its release or repayment).

All MEC policies that are issued in the same calendar year to the same policy owner by the same insurer (or its affiliates) are treated as one MEC policy for the purpose of determining the taxable portion of any loan or other amount received or deemed received that is subject to ordinary income tax or the 10% penalty tax. The adverse income tax (and 10% penalty tax) treatment of loans or other amounts received or deemed received from a MEC affects not only those amounts received or deemed received after the date on which a policy first becomes a MEC, but also those amounts received or deemed received in anticipation of the policy becoming a MEC. Amounts received or deemed received during the 2 years prior to such initial MEC date are automatically treated as amounts received in anticipation of MEC status.

Before assigning, pledging, or requesting a loan or other amount to be received under a policy that is a MEC, a policy owner should consult a qualified tax adviser.

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We have instituted procedures to monitor whether a policy may become classified as a MEC.

ESTATE AND GENERATION SKIPPING TRANSFER TAXES

ESTATE TAX -- GENERALLY

When the last surviving insured dies, the death proceeds will generally be includable in the policy owner's estate for purposes of federal estate tax if the last surviving insured owned the policy. If the policy owner was not the last surviving insured, the fair market value of the policy would be included in the policy owner's estate upon the policy owner's death. The policy would not be includable in the last surviving insured's estate if he or she neither retained incidents of ownership at death nor had given up ownership within three years before death.

GENERATION SKIPPING TRANSFER TAX -- GENERALLY

Under certain circumstances, the Code may impose a "generation skipping transfer tax" when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the owner. Regulations issued under the Code may require us to deduct the tax from your policy, or from any applicable payment, and pay it directly to the IRS.

FEDERAL INCOME TAX WITHHOLDING AND REPORTING

If any amounts are (or are deemed to be) current taxable income to the policy owner, such amounts will generally be subject to federal income tax withholding and reporting, pursuant to the Code.

EMPLOYER-OWNED LIFE INSURANCE; NON-INDIVIDUAL OWNERS AND BUSINESS BENEFICIARIES OF POLICIES

Effective for all "employer-owned life insurance contracts" issued after August 17, 2006 (including contracts issued before August 18, 2006 but materially modified on or after such date), Section 101(j) of the Code provides that death benefits from an "employer-owned life insurance contract" are subject to federal income tax in excess of premiums and other amounts paid, unless certain notice and consent requirements are satisfied and an exception under section 101(j) applies.

An "employer-owned life insurance contract" is defined as a life insurance contract which --

(i) is owned by a person engaged in a trade or business ("policyholder") under which the policyholder (or a related person) is directly or indirectly a beneficiary under the contract, and

(ii) covers the life of an insured who is an employee with respect to the trade or business of the policyholder. For these purposes, the term "employee" means all employees, including officers and highly compensated employees, as well as directors.

Notice and consent is generally satisfied if, before the contract is issued, the employee --

- is notified in writing that the policyholder intends to insure the employee's life and the maximum face amount for which the employee could be insured at the time the contract was issued,

- provides written consent to being insured under the contract and that such coverage may continue after the insured terminates employment, and

- is informed in writing that the policyholder (or a related party) will be a beneficiary of any proceeds payable upon the death of the employee.

If the notice and consent requirements are met, the death benefit of an employer-owned life insurance contract will not be taxable if an exception under
Section 101(j) applies. Section 101(j) provides exceptions based on the insured's status (e.g., a director or certain highly compensated employees or an insured who was an employee at any time within the 12-month period before the insured's death) with respect to the policyholder, as well as exceptions for death benefit amounts paid to certain of the insured's heirs (e.g., the insured's estate or any individual who is the designated beneficiary of the insured under the contract (other than the policyholder)).

Section 6039I imposes annual reporting and recordkeeping requirements on employers that own one or more employer-owned life insurance contracts (e.g., see IRS Form 8925, Report of Employer-Owned Life Insurance Contracts).

If a policy is owned or held by a corporation, trust or other non-natural person, this could jeopardize some (or all) of such entity's interest deduction under Code Section 264, even where such entity's indebtedness is in no way connected to the policy. In addition, under Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of a policy, this policy could be treated as held by the business for purposes of the
Section 264(f) entity-holder rules.

Increases in the Investment Value of a contract may be considered in the determination of the corporate alternative minimum tax ("AMT") income. Death benefit proceeds in excess of AMT basis may be included in the computation of AMT income.

Prior to purchasing a life insurance contract, a trade or business should consult with a qualified tax advisor.


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LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN ENTITIES

The discussion above provides general information regarding U.S. federal income tax consequences to life insurance purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal income tax and withholding on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies and required tax forms are submitted to us. If withholding applies, we are required to withhold tax at the 30% rate, or lower treaty rate if applicable, and remit it to the IRS. In addition, purchasers may be subject to state premium tax, other state and/or municipal taxes, and taxes that may be imposed by the purchaser's country of citizenship or residence. Prior to purchasing a life insurance contract, nonresident aliens and foreign entities should consult with a qualified tax advisor.

SPECIAL RULES FOR PENSION AND PROFIT-SHARING PLANS

If a life insurance contract is purchased by a trust or other entity that forms part of a pension or profit-sharing plan qualified under Section 401(a) of the Internal Revenue Code ("Qualified Plan") for the benefit of participants covered under the plan, the federal and state income and estate tax treatment of such policies will be somewhat different from that described this section. The purchase may also affect the qualified nature of the plan.

The plan participant of a Qualified Plan must recognize the economic benefit of the insurance protection as income each year. The amount of economic benefit is measured by an IRS Table (currently Table 2001) or by a one-year term product of the insurer that meets specific IRS parameters outlined in IRS Notice 2002-8.

The death benefit under a life insurance contract is generally excluded from the gross income of the beneficiary. When life insurance is purchased within a Qualified Plan, the amount that is received income tax free is the difference between the face amount and the cash surrender value, but only to the extent that the participant has properly recognized into income the appropriate amount of economic benefit.

A Qualified Plan is subject to the so called "incidental benefit rules." A Qualified Plan is permitted to hold life insurance, so long as the life insurance coverage is "incidental" to the primary purpose of the plan and the plan document permits the purchase of life insurance. Life insurance coverage is considered "incidental" if less than 50 percent of the contributions can be used to purchase whole life insurance. Generally, for term, universal or variable life insurance, no more than 25 percent of such contributions may be used. The "incidental benefit" rules may also be satisfied if the death benefit does not exceed 100 times the participant's anticipated monthly normal retirement benefit. If the Qualified Plan does not comply with the incidental benefit rules, it may be subject to adverse tax consequences.

In April 2005, the Treasury Department and the IRS issued Rev. Proc. 2005-25 which discusses the valuation of life insurance policies within the context of Qualified Plans and Sections 83 and 79 of the Internal Revenue Code. In August of 2005, the Treasury Department issued final regulations clarifying that a life insurance policy transferred out of a Qualified Plan must be taxed at its full fair market value. The preamble to the final regulations states that taxpayers may rely on the safe harbor method for computing full fair market value discussed in Rev. Proc. 2005-25.

Distributions from Qualified Plans are generally subject to ordinary income tax, and if taken prior to age 59 1/2, a 10% federal tax penalty may apply to amounts distributed from the Qualified Plan. Also, distributions from a Qualified Plan generally are subject to federal income tax withholding requirements.

Employers and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974 as amended ("ERISA").

Purchasers of life insurance in a Qualified Plan should consult a qualified tax advisor to ensure that they comply with these complex rules and understand the federal and state income and estate tax treatment of such policies.

SPECIAL CONSIDERATIONS REGARDING THE LIFEACCESS ACCELERATED BENEFIT RIDER

The following is based on our general understanding of current Federal tax laws and is not intended as legal or tax advice. The policy owner should consult a qualified personal tax advisor to determine the consequences of purchasing and exercising the benefits provided by the Rider.

The LifeAccess Accelerated Benefit Rider allows a policy owner to accelerate all or a portion of their Death Benefit and any term amount (each as determined at the time of initial payment) if the Insured provides valid certification that the Insured is Chronically Ill, as defined in the Rider, and otherwise satisfies the terms of the Rider. We have designed this Rider so that the benefits paid under the Rider will be treated for federal income tax purposes as accelerated death benefits under Section 101(g)(1)(B) of the Code. The benefit is intended to qualify for exclusion from income subject to the qualification requirements under applicable provisions of the Code, which are dependent on the recipient's particular circumstances. Subject to state variations, a policy owner may elect to receive the accelerated benefit in monthly payments or in a lump sum, as described in the policy. Receipt of an accelerated benefit payable monthly may be treated differently than if you receive the payment in a lump sum for Federal tax purposes. Accelerated benefits under this Rider may be taxable as income. You should consult a personal tax advisor before purchasing the Rider or applying for benefits.

The exclusion from income tax for accelerated death benefits does not apply to any amounts paid to a policy owner other than the Insured if the policy owner has an insurable interest with respect to the life of the Insured by reason of the Insured

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being an officer, employee or director of the policy owner or by reason of the
Insured being financially interested in any trade or business carried on by the policy owner. In addition, special rules apply to determine the taxability of benefits when there is more than one contract providing accelerated benefits on account of chronic illness and/or other insurance policies on the Insured that will pay similar benefits, and more than one policy owner. Where the owner and insured are not the same (e.g., when a policy with the Rider is owned by an irrevocable life insurance trust), other tax considerations may also arise in connection with getting benefits to the Insured, for example, gift taxes in personal settings, compensation income in the employment context and inclusion of the life insurance policy or policy proceeds for estate tax purposes.

Death Benefit, Account Value, Cash Value and the Loan Account Value, if any, will be reduced if your receive accelerated death benefits under this Rider. Any adjustments made to the Death Benefit and other values as a result of payments under the Rider will also generally cause adjustments to the tax limits that apply to your policy. Any amount you receive as an accelerated death benefit will reduce the amount the named Beneficiary(ies) under the Policy may receive upon the death of the Insured.

The Rider is not intended to be a health contract or a qualified long term care insurance contract under section 7702B(b) of the Code nor is it intended to be a non-qualified long term care contract and it is not intended or designed to eliminate the need for such coverage.

The policy owner's and/or the policy owner's spouse or dependents' eligibility for certain public assistance programs, such as Medicaid, and other government benefits or entitlements may be affected by owning this Rider or by receiving benefits under the Rider.

Although we do not believe the charges for this Rider should be treated as distributions for income tax purposes, there is a possibility that the charges may be considered distributions and may be taxable to the owner to the extent not considered a nontaxable return of premiums paid for the life insurance policy. Charges for the Rider are not deductible as medical expenses for income tax purposes.

Certain transfers-for-value of a life insurance policy cause the policy's death benefit to be subject to income tax when paid. If there is such a transfer-for-value, benefits accelerated under this Rider may also be subject to income tax.

For income tax purposes, payment of benefits will be reported to the policy owner. The policy owner must then file the applicable IRS form to determine the amounts to be included or excluded from income for the applicable tax year. If there is more than one accelerated death benefit rider for chronic illness, other insurance policies on the Insured that will pay similar benefits, or any other reimbursement of the Insured's expenses, receipt of all such benefits must be considered to determine your tax obligation.

LEGAL PROCEEDINGS

[There continues to be significant federal and state regulatory activity relating to financial services companies. Like other insurance companies, we are involved in lawsuits, arbitrations, and regulatory/legal proceedings. While it is not possible to predict with certainty the ultimate outcome of any pending or future legal proceeding or regulatory action, we do not expect any of these actions to result in a material adverse effect on the Company or its Separate Accounts.]

RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a policy owner's ability to make certain transactions and thereby we may refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

ILLUSTRATIONS OF POLICY BENEFITS

In order to help you understand how your policy values would vary over time under different sets of assumptions, we will provide you with certain illustrations upon request. These illustrations will be based on the age and insurance risk characteristics of the insured and will also be based on the stated amount of insurance, death benefit option, premium payment pattern and hypothetical rates of return that you request. You can request for such personalized illustrations at anytime from your registered representative. We have included an example of an illustration as Appendix A to this prospectus.

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FINANCIAL STATEMENTS

[We have included the statutory financials statements for the Company and the Separate Account in the Statement of Additional Information (SAI). To receive a copy of the SAI free of charge, call your registered representative or write to us at:

The Hartford
P.O. Box 2999
Hartford, CT 06104-2999]


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GLOSSARY OF SPECIAL TERMS

AMOUNT AT RISK: an amount equal to the Death Benefit minus the Account Value.

ACCOUNT VALUE: the total of all amounts in the Fixed Account, Loan Account and Sub-Accounts.

CASH SURRENDER VALUE: the Cash Value less all Indebtedness.

CASH VALUE: the Account Value less any applicable Surrender Charges.

COMPANY (ISSUING COMPANY): Either Hartford Life Insurance Company or Hartford Life and Annuity Insurance Company. The name of the company that issues your policy appears on the policy and is determined primarily by the state where you purchased the policy.

CUMULATIVE NO-LAPSE GUARANTEE PREMIUM: the premium required to maintain the No-Lapse Guarantee. On the Policy Date, the Cumulative No-Lapse Guarantee Premium is the Monthly No-Lapse Guarantee Premium shown in your Policy. On each Monthly Activity Date thereafter, the Cumulative No-Lapse Premium is: (a) the Cumulative No-Lapse Guarantee Premium on the previous Monthly Activity Date; plus (b) the current Monthly No-Lapse Guarantee Premium.

DESIGNATED ADDRESS: Our address for receiving premium payments and other policyholder requests.

The Designated Address for sending premium payments is The Hartford, P.O. Box 64273, St. Paul, MN 55164-0273 or to our Individual Life Operations Center at The Hartford, 500 Bielenberg Drive, Woodbury, MN 55125.

The Designated Address for sending all other policy holder transactions is to our Individual Life Operations Center at The Hartford, 500 Bielenberg Drive, Woodbury, MN 55125.

GOOD ORDER: means all necessary documents and forms are complete and in our possession.

NO LAPSE GUARANTEE PREMIUM: the amount of monthly premium required to keep the No Lapse Guarantee available, as shown in the policy's specification page, and used to calculate the Cumulative No Lapse Guarantee Premium.

FACE AMOUNT: an amount we use to determine the Death Benefit. On the policy date, the Face Amount equals the initial Face Amount shown in your policy. Thereafter, it may change under the terms of the policy.

FIXED ACCOUNT: part of our general account to which all or a portion of the Account Value may be allocated.

FUNDS: the registered open-end management companies in which assets of the Separate Account may be invested.

INDEBTEDNESS: all loans granted by Us using the Policy assigned to Us by you as sole security, plus any interest due or accrued minus any loan repayments.

LOAN ACCOUNT: an account established for any amounts transferred from the Fixed Account and Sub-Accounts as a result of loans. The amounts in the Loan Account are credited with interest and are not subject to the investment experience of any Sub-Accounts.

MONTHLY ACTIVITY DATE: the policy date and the same date in each succeeding month as the policy date. However, whenever the Monthly Activity Date falls on a date other than a Valuation Day, the Monthly Activity Date will be deemed to be the next Valuation Day.

NET PREMIUM: the amount of premium credited to Account Value. It is premium paid minus the sales load and premium tax charge.

PRO RATA BASIS: an allocation method based on the proportion of the Account Value in the Fixed Account and each Sub-Account.

SEPARATE ACCOUNT: an account which has been established by us to separate the assets funding the variable benefits for the class of contracts to which the policy belongs from our other assets.

SUB-ACCOUNT: a subdivision of the Separate Account.

SURRENDER CHARGE: a charge that may be assessed if you surrender the policy for its cash surrender value.

VALUATION DAY: the date on which a Sub-Account is valued. This occurs every day the New York Stock Exchange is open for trading.

WE, US, OUR: Either Hartford Life Insurance Company or Hartford Life and Annuity Insurance Company.

YOU, YOUR: the owner of the policy.

-------------------------------------------------------------------------------

APPENDIX A -- HYPOTHETICAL ILLUSTRATIONS OF DEATH BENEFITS, ACCOUNT VALUES AND CASH SURRENDER VALUES

The tables illustrate the way policies will perform based on assumptions about returns and the insured's characteristics. The illustrations show how the death benefit, cash surrender value and account value will vary over time, assuming hypothetical gross rates of return, 0%, 6% and 12%. The illustrations are based on the assumptions stated above each illustration and assume no rider benefits or allocations to the Fixed Account. The illustrations show the Option A (Level) death benefit option.

Policy values would be higher or lower from the illustrated amounts in certain circumstances. For example, illustrated amounts would be different where actual gross rates of return averaged 0%, 6% and 12%, but: (i) the rates of return varied above and below these averages during the period, (ii) premiums were paid in other amounts or at other than annual intervals, or (iii) account values were allocated differently among the Sub-accounts. The policy values would also differ if a policy loan or withdrawal were made.

The death benefits, cash surrender values and account values shown in the tables reflect: (i) deductions from premiums for the sales charge and state and federal premium tax charge and (ii) monthly deduction for per thousand charges, mortality and expense risk charges and cost of insurance charges.

The amounts shown for the death benefits, account values and cash surrender values as of the end of each Policy Year take into account an arithmetic average of underlying Fund fees. The gross annual investment return rates of 0%, 6% and 12% on the Fund's assets are equal to net annual investment return rates (net of the underlying Fund charges) of -0.90%, 5.10% and 11.10%, respectively.

The Company, through its agent, will provide you a personalized illustration based upon the proposed Insured's age, sex, underwriting classification, the specified insurance benefits, and the premium requested. The illustration will show the weighted average Fund expenses, arithmetic average Fund expenses and/or the actual Fund expenses depending on what you request. An explanation of how the Fund expenses are calculated will appear on the illustration. The hypothetical gross annual investment return assumed in such an illustration would not exceed 12%.

52

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                        HARTFORD LIFE INSURANCE COMPANY
               FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE
                          DEATH BENEFIT OPTION: LEVEL
                             $3,900,000 FACE AMOUNT
                   ISSUE AGE: 55 MALE PREFERRED NON-NICOTINE,
                        51 FEMALE PREFERRED NON-NICOTINE
                            $43,000 PLANNED PREMIUM
                   (BASED ON CURRENT, NON GUARANTEED CHARGES)

[To be filed by amendment]

-------------------------------------------------------------------------------

                        HARTFORD LIFE INSURANCE COMPANY
               FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE
                          DEATH BENEFIT OPTION: LEVEL
                             $3,900,000 FACE AMOUNT
                   ISSUE AGE: 55 MALE PREFERRED NON-NICOTINE,
                        51 FEMALE PREFERRED NON-NICOTINE
                            $43,000 PLANNED PREMIUM
                         (BASED ON GUARANTEED CHARGES)

[To be filed by amendment]

54

-------------------------------------------------------------------------------

                  HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
               FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE
                          DEATH BENEFIT OPTION: LEVEL
                             $2,800,000 FACE AMOUNT
                   ISSUE AGE: 55 MALE STANDARD NON-NICOTINE,
                        53 FEMALE STANDARD NON-NICOTINE
                            $35,000 PLANNED PREMIUM
                   (BASED ON CURRENT, NON GUARANTEED CHARGES)

[To be filed by amendment]

-------------------------------------------------------------------------------

                  HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
               FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE
                          DEATH BENEFIT OPTION: LEVEL
                             $2,800,000 FACE AMOUNT
                   ISSUE AGE: 55 MALE STANDARD NON-NICOTINE,
                        53 FEMALE STANDARD NON-NICOTINE
                            $35,000 PLANNED PREMIUM
                         (BASED ON GUARANTEED CHARGES)

[To be filed by amendment]

56

-------------------------------------------------------------------------------

WHERE YOU CAN FIND MORE INFORMATION

You can call us at 1-800-231-5453 to ask us questions, or to receive a copy of the Statement of Additional Information, free of charge. The Statement of Additional Information, which is considered a part of this Prospectus because it is incorporated by reference, contains more information about this life insurance policy and, like this prospectus, is filed with the Securities and Exchange Commission. You should read the Statement of Additional Information because you are bound by the terms contained in it. You can contact your financial adviser for a personalized illustration of policy fees and charges, free of charge.

We file other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference room located at 100 F Street, Room 1580 NE, Washington, DC 20549. Copies of documents filed with the SEC may be obtained, upon payment of a duplicating fee, by writing the SEC's Public Reference Section. Please call the SEC at 202-551-8090 for further information. Our SEC filings are also available to the public at the SEC's website at http://www.sec.gov.

811-07271

811-07273

                                     PART B

-------------------------------------------------------------------------------

STATEMENT OF ADDITIONAL INFORMATION (PART B)
HARTFORD LEADERS VUL JOINT LEGACY II
SEPARATE ACCOUNT VL II
HARTFORD LIFE INSURANCE COMPANY

This Statement of Additional Information is not a prospectus. The information contained in this document should be read in conjunction with the prospectus. To obtain a prospectus, call us at 1-800-231-5453.

DATE OF PROSPECTUS: [FEBRUARY 10, 2009]

DATE OF STATEMENT OF ADDITIONAL INFORMATION: [FEBRUARY 10, 2009]

2

-------------------------------------------------------------------------------

TABLE OF CONTENTS

                                                                           PAGE
--------------------------------------------------------------------------------
GENERAL INFORMATION AND HISTORY                                                3
SERVICES                                                                       3
EXPERTS                                                                        3
DISTRIBUTION OF THE POLICIES                                                   3
ADDITIONAL INFORMATION ABOUT CHARGES                                           4
PERFORMANCE DATA                                                               4
FINANCIAL STATEMENTS                                                        SA-1

-------------------------------------------------------------------------------

GENERAL INFORMATION AND HISTORY

HARTFORD LIFE INSURANCE COMPANY ("HARTFORD") -- Hartford Life Insurance Company is a stock life insurance company engaged in the business of writing life insurance, both individual and group, in all states of the United States and the District of Columbia. We were originally incorporated under the laws of Massachusetts on June 5, 1902, and subsequently redomiciled to Connecticut. Our offices are located in Simsbury, Connecticut; however, our mailing address is P.O. Box 2999, Hartford, CT 06104-2999.

Hartford Life Insurance Company is controlled by Hartford Life and Accident Insurance Company, which is controlled by Hartford Life Inc., which is controlled by Hartford Accident & Indemnity Company, which is controlled by Hartford Fire Insurance Company, which is controlled by Nutmeg Insurance Company, which is controlled by The Hartford Financial Services Group, Inc. Each of these companies is engaged in the business of insurance and financial services.

SEPARATE ACCOUNT VL II was established as a separate account under Connecticut law on September 30, 1994. The Separate Account is classified as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940.

SERVICES

SAFEKEEPING OF ASSETS -- Title to the assets of the Separate Account is held by Hartford. The assets are kept physically segregated and are held separate and apart from Hartford's general corporate assets. Records are maintained of all purchases and redemptions of Fund shares held in each of the Sub-Accounts.

EXPERTS

[To be filed by amendment].

DISTRIBUTION OF THE POLICIES

Hartford Equity Sales Company, Inc. ("HESCO") serves as principal underwriter for the policies and offers the policies on a continuous basis. HESCO is controlled by Hartford and is located at the same address as Hartford. HESCO is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

Hartford currently pays HESCO underwriting commissions for its role as Principal Underwriter of all policies offered through this Separate Account. For the past three years, the aggregate dollar amount of underwriting commissions paid to HESCO in its role as Principal Underwriter has been: [2007: $2,199,880; 2006:
$1,537,327; and 2005: $1,342,384]. HESCO did not retain any of these commissions.

HESCO enters into sales agreements with registered broker-dealers, financial institutions and other parties ("Financial Intermediaries"). The policies are sold by salespersons who represent Hartford as insurance agents and who are registered representatives ("Sales Representatives") of HESCO or certain other registered broker-dealers who have entered into sales agreements with HESCO.

Financial Intermediaries are compensated according to a schedule in the sales agreement and are subject to any rules or regulations that apply to variable life insurance compensation. This compensation is usually paid from sales charges described in the Prospectus. The compensation generally consists of commissions and may involve other types of payments that are described more fully in the prospectus.

4

-------------------------------------------------------------------------------

ADDITIONAL INFORMATION ABOUT CHARGES

SALES LOAD -- The front-end load under the policies may be used to cover expenses related to the sale and distribution of the policies. Refer to prospectus for applicable sales load.

REDUCED CHARGES FOR ELIGIBLE GROUPS -- Certain charges and deductions described above may be reduced for policies issued in connection with a specific plan, group, or program ("Eligible Group") in accordance with our rules in effect as of the date the application for a policy is approved. An Eligible Group must satisfy certain criteria such as size, expected number of policy holders, or present or anticipated levels of aggregate premiums, administrative expenses or commissions. We may modify, from time to time on a uniform basis, both the amount of the reductions and the criteria for eligibility. Reductions in charges will not be unfairly discriminatory against any person, including the affected policy holders invested in the Separate Account.

UNDERWRITING PROCEDURES -- To purchase a policy you must submit an application to us. Within limits, you may choose the initial Face Amount. Policies generally will be issued only on the lives of insureds between the ages of 20 and 85 who supply evidence of insurability satisfactory to us. Acceptance is subject to our underwriting rules and we reserve the right to reject an application for any reason. No change in the terms or conditions of a policy will be made without your consent.

Cost of insurance rates will be determined on each policy anniversary based on our future expectations of such factors as mortality, expenses, interest, persistency and taxes. For preferred and standard risks, the cost of insurance rate will not exceed those based on the 2001 Commissioners' Standard Ordinary Mortality Table (ANB), Male or Female, Unismoke Table, age, nearest birthday (unisex rates may be required in some states). A table of guaranteed cost of insurance rates per $1,000 will be included in your policy, however, we reserve the right to use rates less than those shown in the table. Special risk classes are used when mortality experience in excess of the standard risk classes is expected. These substandard risks will be charged a higher cost of insurance rate that will not exceed rates based on a multiple of 2001 Commissioners' Standard Ordinary Mortality Table (ANB), Male or Female, Unismoke Table, age, nearest birthday (unisex rates may be required in some states) plus any flat extra amount assessed. The multiple will be based on the insured's substandard rating.

INCREASES IN FACE AMOUNT -- At any time after the first policy year, you may request in writing to change the Face Amount. The minimum amount by which the Face Amount can be increased is based on our rules then in effect.

We reserve the right to limit the number of increases or decreases made under a policy to no more than one in any 12 month period.

All requests to increase the Face Amount must be applied for on a new application and accompanied by your policy. All requests will be subject to evidence of insurability satisfactory to us. Any increase approved by us will be effective on the Monthly Activity Date shown on the new policy specifications page, provided that the Monthly Deduction Amount for the first month after the effective date of the increase is made. Each unscheduled increase in Face Amount is subject to an increase fee of 1/12 of $1 per $1,000 of each increase per month for the first 12 months from the effective date of each increase. This amount will not be less than 1/12 of $500 but not greater than 1/12 of $3,000.

PERFORMANCE DATA

Hartford may advertise the performance history of the underlying Funds of the policy. Performance history is based on the Funds' past performance only and is no indication of future performance.

The performance history of the underlying Funds includes deductions for the total fund operating expenses of the Funds. The performance information does not include any charges or fees that are deducted from your policy. These are charges and fees such as the surrender charge, unamortized tax charge, cost of insurance charge, mortality and expense risk charge, tax expense charge, annual maintenance fee, and the administrative charge. Some of these charges vary depending on your age, gender, face amount, underwriting class, premiums, policy duration, and account value. All of these policy charges will have a significant impact on your policy's account value and overall performance. If these charges and fees were reflected in the performance data, performance would be lower. To see the impact of these charges and fees on your policy's performance, you should obtain a personalized illustration based on historical Fund performance from your financial adviser.

Performance history of the underlying Funds is measured by comparing the value of the Fund at the beginning of the period to the value of the Fund at the end of the period. Performance is usually calculated for periods of one month, three months, year-to-date, one year, three years, five years, ten years, and since the inception date of the Fund if the Fund has existed for more than ten years.

-------------------------------------------------------------------------------

FINANCIAL STATEMENTS

[The financial statements of the Company and the Separate Account follow this page of the SAI. The financial statements of the Company only bear on the Company's ability to meet its obligations under the Contracts and should not be considered as bearing on the investment performance of the Separate Account. The financial statements of the Separate Account present the investment performance of the Separate Account.]

                                     PART C

                               OTHER INFORMATION

ITEM 26.  EXHIBITS

(a) Resolution of the Board of Directors of Hartford Life Insurance Company ("Hartford") authorizing the establishment of the Separate Account.(1)
(b)    Not Applicable.
(c)    Principal Underwriting Agreement.(1)
(d)    Form of Flexible Premium Variable Life Insurance Policy.
(e)    Form of Application for Flexible Premium Variable Life Insurance
       Policies.(1)
(f)    Certificate of Incorporation of Hartford(2) and Bylaws of Hartford.(3)
(g)    Form of Reinsurance Contract.(4)
(h)    Form of Participation Agreement.(5)
(i)    Not Applicable.
(j)    Not Applicable.
(k)    To be filed by amendment.
(l)    To be filed by amendment.
(m)    To be filed by amendment.
(n)    To be filed by amendment.
(o)    No financial statement will be omitted.
(p)    Not Applicable.
(q)    To be filed by amendment.
(r)    Power of Attorney.

------------

(1) Incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form S-6, File No. 33-89990, on May 1, 1996.

(2) Incorporated by reference to Post-Effective Amendment No. 6 to the Registration Statement File No. 333-66343, filed on February 8, 2001.

(3) Incorporated by reference to Post-Effective Amendment No. 12 to the Registration Statement on Form N-4, File No. 333-69485, filed with the Securities and Exchange Commission on April 9, 2001.

(4) Incorporated by reference to Initial Filing of the Registration Statement on Form S-6, File No. 333-88261, on October 1, 1999.

(5) Incorporated by reference to Post-Effective Amendment No. 18 to the Registration Statement on Form N-6, File No. 333-50280, filed with the Securities and Exchange Commission on April 9, 2007.

ITEM 27.  OFFICERS AND DIRECTORS.

NAME                                                            POSITION WITH HARTFORD
------------------------------------------------------------------------------------------------------------------
Daniel A. Andriola                  Vice President
Ricardo Anzaldua                    Senior Vice President, Assistant Secretary
Robert Arena                        Executive Vice President
Gregory J. Brennan                  Senior Vice President
Lynn R. Banziruk                    Assistant Vice President
Richard E. Cady                     Assistant Vice President
David A. Carlson                    Director of Taxes, Senior Vice President
Henry Collie                        Assistant Actuary
Richard G. Costello                 Assistant Secretary
Rochelle S. Cummings                Vice President
James Davey                         Executive Vice President
Peter Delehanty                     Senior Vice President
Joseph G. Eck                       Vice President
Jason S. Frain                      Actuary, Assistant Vice President
Jennifer J. Geisler                 Senior Vice President
John N. Giamalis                    Senior Vice President, Treasurer
Christopher M. Grinnell             Assistant Vice President
Christopher J. Hanlon               Senior Vice President
Susan M. Hess                       Vice President
Jeannie M. Iannello                 Vice President
Anne Iezzi                          Chief Compliance Officer, Vice President
Edward Jaworski                     Assistant Vice President
Thomas D. Jones                     Vice President
Stephen T. Joyce                    Executive Vice President
Thomas P. Kalmbach                  Vice President and Actuary
Paula A. Knake                      Assistant Vice President
Diane Krajewski                     Assistant Vice President
Alan J. Kreczko                     Executive Vice President, General Counsel
Lori A. LaForge                     Assistant Vice President
Glenn D. Lammey                     Chief Financial Officer, Executive Vice President, Director*
Dawn M. LeBlanc                     Assistant Vice President
Alice Longworth                     Assistant Vice President
Debra L. Ludovissie                 Assistant Vice President
Kenneth A. McCullum                 Senior Vice President, Actuary
Gregory McGreevey                   Chief Investment Officer, Executive Vice President, Director*
Ernest M. McNeill, Jr.              Senior Vice President, Chief Accounting Officer
Jonathan L. Mercier                 Assistant Vice President
Peter J. Michalik                   Vice President
John J. Mittelstadt                 Vice President
Brian Murphy                        Executive Vice President
Jamie Ohl                           Senior Vice President
John J. Pacheco, Jr.                Assistant Vice President
Colleen B. Pernerewski              Chief Compliance Officer of Separate Accounts
Craig R. Raymond                    Senior Vice President
Robert W. Reiff                     Senior Vice President
Sharon Roberts                      Vice President
Stephen A. Roche                    Vice President
Michael J. Roscoe                   Vice President, Actuary
Richard Rubin                       Assistant Vice President
Scott R. Sanderson                  Vice President
Jerry K. Scheinfeldt                Assistant Vice President
Wade A. Seward                      Vice President

NAME                                                            POSITION WITH HARTFORD
------------------------------------------------------------------------------------------------------------------
D. Keith Sloane                     Senior Vice President
Martin A. Swanson                   Vice President
Charles D. Tatro                    Actuary, Vice President
James E. Trimble                    Senior Vice President, Chief Actuary
Charles N. Vest                     Vice President, Actuary
Andrew J. Waggoner                  Vice President
Jean H. Walker                      Vice President
John C. Walters                     Chief Executive Officer, President, Chairman of the Board, Director*
Richard J. Wirth                    Assistant Vice President

Unless otherwise indicated, the principal business address of each of the above individuals is Hartford Plaza, Hartford, CT 06115.

* Denotes Board of Directors of Hartford.

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

     Incorporated by reference to Post-Effective Amendment No. 19 to the Registration Statement, File No. 333-50280, filed on April 9, 2008.

ITEM 29.  INDEMNIFICATION

     Section 33-776 of the Connecticut General Statutes states that: "a corporation may provide indemnification of, or advance expenses to, a director, officer, employee or agent only as permitted by sections 33-770 to 33-779, inclusive."

     ARTICLE VIII, Section 1(a) of the By-laws of the Depositor (as amended and restated effective July 25, 2000) provides that the Corporation, to the fullest extent permitted by applicable law as then in effect, shall indemnify any person who was or is a director or officer of the Corporation and who was or is threatened to be made a defendant or respondent in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative and whether formal or informal (including, without limitation, any action, suit or proceeding by or in the right of the Corporation to procure a judgment in its favor) (each, a Proceeding"), by reason of the fact that such a person was or is a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another domestic or foreign corporation, partnership, joint venture, trust, employee benefit plan or other entity (a "Covered Entity"), against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement and actually and reasonably incurred by such person in connection with such Proceeding. Any such former or present director or officer of the Corporation finally determined to be entitled to indemnification as provided in this Article VIII is hereinafter called an "Indemnitee". Until such final determination is made such former or present director or officer shall be a "Potential Indemnitee" for purposes of this Article VIII. Notwithstanding the foregoing provisions of this Section 1(a), the Corporation shall not indemnify an Indemnitee with respect to any Proceeding commenced by such Indemnitee unless the commencement of such Proceeding by such Indemnitee has been approved by a majority vote of the Disinterested Directors (as defined in Section 5(d)); provided however, that such approval of a majority of the Disinterested Directors shall not be required with respect to any Proceeding commenced by such Indemnitee after a Change in Control (as defined in Section 5(d)) has occurred.

     Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 30.  PRINCIPAL UNDERWRITERS

       (a) HESCO acts as principal underwriter for the following investment companies:

     Hartford Life Insurance Company - Separate Account VL I

     Hartford Life Insurance Company - Separate Account VL II

     Hartford Life Insurance Company - ICMG Secular Trust Separate Account

     Hartford Life Insurance Company - ICMG Registered Variable Life Separate Account A

     Hartford Life and Annuity Insurance Company - Separate Account VL I

     Hartford Life and Annuity Insurance Company - Separate Account VL II

     Hartford Life and Annuity Insurance Company - ICMG Registered Variable Life Separate Account One

       (b) Directors and Officers of HESCO

                                                           POSITIONS AND OFFICES
NAME                                                          WITH UNDERWRITER
------------------------------------------------------------------------------------------------------------
Diana Benken                    Chief Financial Officer, Controller/FINOP
Brian Murphy                    Chief Executive Officer, President/ILD
                                Business Line Principal, Director
William D. Wilcox               AML Compliance Officer, Chief Legal Officer, Chief Compliance Officer
Neil S. Chaffee                 Vice President/HLPP
James Davey                     Senior Vice President/RPG Business Line Principal, Director
Steven T. Joyce                 Senior Vice President/IIP Business Line Principal, Director

     Unless otherwise indicated, the principal business address of each of the above individuals is Hartford Plaza, Hartford, CT 06115.

ITEM 31.  LOCATION OF ACCOUNTS AND RECORDS

     All of the accounts, books, records or other documents required to be kept by Section 31(a) of the Investment Company Act of 1940 and rules thereunder, are maintained by Hartford at 200 Hopmeadow Street, Simsbury, Connecticut 06089.

ITEM 32.  MANAGEMENT SERVICES

     All management contracts are discussed in Part A and Part B of this Registration Statement.

ITEM 33.  REPRESENTATION OF REASONABLENESS OF FEES

     Hartford hereby represents that the aggregate fees and charges under the Policy are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Hartford.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant duly caused this Registration Statement to be signed on its behalf, in the Town of Simsbury, and State of Connecticut on this 5th day of November, 2008.

HARTFORD LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL II
(Registrant)

By:    John C. Walters*                     *By:   /s/ Jerry K. Scheinfeldt
       -----------------------------------         -----------------------------------
       John C. Walters,                            Jerry K. Scheinfeldt
       President, Chief Executive Officer,         Attorney-in-Fact
       Chairman of the Board, Director*

HARTFORD LIFE INSURANCE COMPANY
(Depositor)

By:    John C. Walters*
       -----------------------------------
       John C. Walters,
       President, Chief Executive Officer,
       Chairman of the Board, Director*

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons and in the capacities and on the dates indicated.

Glenn D. Lammey, Executive Vice President and Chief Financial
 Officer, Director*
Ernest M. McNeill, Jr., Senior Vice President & Chief Accounting
 Officer*
John C. Walters, Chief Executive Officer, Chairman of
  the Board, President, Director*                                  *By:   /s/ Jerry K. Scheinfeldt
                                                                          -----------------------------------
Gregory McGreevey, Executive Vice President, Chief                        Jerry K. Scheinfeldt
  Investment Officer, Director*                                           Attorney-in-Fact
                                                                   Date:  November 5, 2008

333-

                                 EXHIBIT INDEX

      1.1  Form of Flexible Premium Variable Life Insurance Policy.
      1.2  Power of Attorney